                                                  This filing is made pursuant
                                                  to Rule 424(b)(3) under
                                                  the Securities Act of
                                                  1933 in connection with
                                                  Registration No. 333-42288


                                1,872,509 Shares

                                 LIGHTSPAN LOGO

                                  Common Stock

                           -------------------------

     THE SELLING STOCKHOLDERS IDENTIFIED IN THIS PROSPECTUS ARE SELLING UP TO 1,872,513 SHARES OF OUR COMMON STOCK. THESE SHARES MAY BE OFFERED FROM TIME TO TIME BY THE SELLING STOCKHOLDERS THROUGH PUBLIC OR PRIVATE TRANSACTIONS, ON OR OFF THE NASDAQ NATIONAL MARKET, AT PREVAILING MARKET PRICES OR AT PRIVATELY NEGOTIATED PRICES. THE SELLING STOCKHOLDERS WILL RECEIVE ALL OF THE PROCEEDS FROM THE SALE OF THE SHARES AND WILL PAY ALL UNDERWRITING DISCOUNTS AND SELLING COMMISSIONS, IF ANY, APPLICABLE TO THE SALE OF THE SHARES. WE WILL PAY THE EXPENSES OF REGISTRATION OF THE SALE OF THE SHARES.

                           -------------------------

     OUR COMMON STOCK IS LISTED ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET UNDER THE SYMBOL "LSPN." ON DECEMBER 21, 2000, THE LAST SALE PRICE OF ONE SHARE OF OUR COMMON STOCK ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET WAS $0.9375 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

                           -------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

                               December 26, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Summary Consolidated Financial Data.........................    3
Risk Factors................................................    4
Forward-Looking Statements..................................   13
Selling Stockholders........................................   14
Plan of Distribution........................................   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Price Range of Common Stock.................................   18
Capitalization..............................................   18
Selected Consolidated Historical and Pro Forma Financial
  Data......................................................   19
Management's Discussion and Analysis of Financial Condition
  and Operating Results.....................................   21
Business....................................................   38
Management..................................................   49
Executive Compensation......................................   53
Related-Party Transactions..................................   59
Principal Stockholders......................................   61
Description of Capital Stock................................   64
Legal Matters...............................................   66
Experts.....................................................   66
Where You Can Find More Information.........................   66
Index to Financial Statements...............................  F-1

                           -------------------------
     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, "LIGHTSPAN," "WE," "US" AND "OUR" REFER TO LIGHTSPAN, INC. AND ITS SUBSIDIARIES, TAKEN AS A WHOLE, UNLESS THE CONTEXT OTHERWISE REQUIRES.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements, before making an investment decision.

                                LIGHTSPAN, INC.

     Lightspan, Inc. provides curriculum-based educational software and Internet products and services used both in school and at home. We were founded in 1993 on the philosophy of using technology to increase student achievement by connecting the school to the home. Our technology, delivery systems and content help increase student interest in learning, parental involvement in their children's education, and productive interaction among teachers, parents and students. Over 470 studies by schools that use our products and services show that our products improve overall student performance.

     Lightspan Achieve Now, our product for students in kindergarten through eighth grade, or K-8, is a series of media-rich, interactive software programs that covers the core curriculum -- language arts, reading and math. We sell it exclusively to schools and school districts for use in both the classroom and at home. As of October 31, 2000, the Lightspan Achieve Now curriculum has already been purchased by over 1,000 school districts in 46 states and implemented in approximately 3,030 schools and approximately 14,900 classrooms, representing a total of approximately 168,900 student and teacher licenses. Our Academic products provide a series of curriculum-based software that addresses the math and writing needs of under-prepared college students. As of October 31, 2000, these products are in use in over 280 colleges and universities across the United States. Also as of October 31, 2000, our Internet preK-12 products and services are used in over 31,400 schools, of which over 2,600 schools are using the Lightspan Network and eduTest.com. In October 2000, Lightspan.com was used by over 586,000 unique users.

     We offer the following integrated family of Internet products and services through our Web site, Lightspan.com:

     - The Lightspan Network, a curriculum-based online subscription service marketed to schools for classroom and home use;

     - eduTest@School and eduTest@School Plus, services that offer a combination of online assessment products and proprietary test questions covering language arts, mathematics, history and science, allowing educators to assess their students' progress in the classroom;

     - Lightspan Early Learning, a subscription-based online education service for preschoolers;

     - Global Schoolhouse, a Web site where teachers can develop and manage collaborative learning projects online;

     - Lightspan Learning Search, a service that sorts the most valuable educational Web sites, lesson plans and activities from the Internet by grade and subject for easy access for teachers, students and parents;

     - StudyWeb, a leading research Web site that helps parents, teachers and students find educational information and resources on the Web;

     - LearningPlanet.com, an education Web site for students and parents that features creative and instructional learning activities in mathematics and language arts;

     - Your Class Online, a service that enables teachers to easily create customized Web pages for their classrooms;

     - Your School Online, a school Web site builder that easily integrates with Your Class Online and with existing school or district Web sites;

     - e-commerce affiliate relationships including our partnership with SmarterKids.com, a Web site that sells educational products online; and

     - Selected additional content for teachers, parents and students.

     Through June 1996, our activities consisted primarily of designing and developing Lightspan Achieve Now. To supplement our product offerings, we introduced The Lightspan Network in January 1997 and launched Lightspan PageOne, the predecessor to Your Class Online, in June 1999. We acquired Academic and Global Schoolhouse in September 1999 and StudyWeb in October 1999. We also introduced Lightspan.com in September 1999, and enhanced it with the Lightspan Learning Store in October 1999 and Your School Online and Your Class Online in February 2000. We changed our name to Lightspan, Inc. in April 2000. In May 2000 we acquired LearningPlanet.com and in June 2000, we acquired Edutest, Inc. In August 2000, we introduced Lightspan Achieve Now version 2.0. Our principal executive offices are located at 10140 Campus Point Drive, San Diego, CA 92121, where our telephone number is (858) 824-8000.

     On February 15, 2000, we completed our initial public offering of 7,500,000 shares of common stock at an initial offering price of $12 per share. We also completed private placement sales concurrently with our initial public offering to CINAR, Cox Communications and Gateway Companies, Inc. of 833,333, 1,041,667 and 250,000 shares, respectively. The proceeds from the public offering and the private sales after deducting the underwriting discount and commissions and offering expenses, and payment of financial advisory fees relating to our private placements, was approximately $106.0 million. In March 2000, the underwriters exercised 655,150 shares of their overallotment option, for total proceeds to us, net of discounts and commissions, of $7.3 million.

                                  THE OFFERING

Common stock to be offered
by the selling
  stockholders.............  1,872,509 shares(1)

Common stock outstanding as
  of November 30, 2000.....  45,858,012 shares

Use of proceeds............  We will not receive any proceeds from the sale of shares of common stock covered by this prospectus.

Nasdaq National Market
  symbol...................  LSPN
---------------
(1) Includes 1,015,975 shares issued on June 23, 2000, 228,561 shares that may be issued on or about December 23, 2001 and 624,973 shares that may be issued shortly after July 31, 2001, all in connection with our acquisition of Edutest, Inc., and 16,783 shares issued in connection with our May 2000 acquisition of LearningPlanet.com. See "Selling Stockholders."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                             (AMOUNTS IN THOUSANDS)

     The following financial information should be read together with the "Selected Consolidated Historical and Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this prospectus.

                                                       YEAR ENDED        NINE MONTHS
                                                      JANUARY 31,     ENDED OCTOBER 31,
                                                          2000              2000
                                                     --------------   -----------------
                                                                         (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...........................................     $ 16,916          $ 86,638
Gross profit.......................................        7,182            66,063
Loss from operations...............................      (56,200)          (17,349)
Net loss attributable to common stockholders.......      (55,721)          (29,002)

                                                     AT JANUARY 31,     AT OCTOBER 31,
                                                          2000              2000
                                                     --------------    ---------------
                                                                         (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................     $  5,033          $ 69,196
Working capital (deficit)..........................      (25,994)           79,012
Total assets.......................................      102,432           168,508
Capital lease obligations, less current portion....          443               265
Total stockholders' equity.........................       26,694           144,654

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

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our financial statements and the related notes. Except for historical information, the information contained in this prospectus and in our SEC reports are "forward-looking' statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus. The risks described below address some of the factors that may affect our future operating results and financial performance.

WE HAVE A LIMITED OPERATING HISTORY THAT MAKES AN EVALUATION OF OUR BUSINESS DIFFICULT.

     We began selling our Lightspan Achieve Now educational software in January 1996 and entered the Internet market by launching The Lightspan Network in January 1997. Academic began selling its educational software in April 1994. Since early 1999, we have significantly increased our efforts to expand our Internet businesses. As a result, both our curriculum-based educational software and Internet businesses have only a limited operating history on which you can base your evaluation of our business and prospects.

OUR QUARTERLY RESULTS ARE VOLATILE AND DIFFICULT TO FORECAST, WHICH COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Our quarterly results have fluctuated greatly since our inception, for various reasons. Our quarterly results have ranged from a net loss of $21.0 million to a net income of $17.7 million over the nine quarters ended October 31, 2000. In addition, in fiscal year 1997 and 1998 we recognized license revenue for our Lightspan Achieve Now product of $5.6 million and $14.8 million, respectively, in accordance with the accounting rules in effect at that time; while in fiscal years 1999 and 2000, we did not recognize any Lightspan Achieve Now license revenue, in accordance with new accounting rules adopted February 1, 1998. In the quarter ended April 30, 2000, we recognized $46.4 million in previously deferred revenue, resulting in an operating profit of $16.2 million. In the quarter ended July 31, 2000, we recognized the remaining $2.0 million of revenue previously deferred. The operating results for these quarters are not indicative of our underlying business in these quarters, and will not be indicative of results that may be expected for any subsequent quarter, for the full year ending January 31, 2001 or for any future years.

     We expect significant fluctuations in our quarterly revenues and operating results to continue. Demand for our products and services is subject to seasonal influences based on school calendars, budget cycles and the timing of school districts' funding sources. Moreover, our sales could be delayed from quarter to quarter due partly to our need to educate school district decision makers regarding the uses and benefits of our software, and the lengthy multiple approval process that typically accompanies significant capital expenditures by school districts. If a significant sale that we expect to occur in a particular quarter is delayed and does not occur until a future quarter, or does not occur at all, our quarterly performance may be worse than expected. Further, our Internet efforts may contribute to fluctuations in our quarterly operating results because the sales cycles of and our ability to recognize revenues derived from sales of our Internet products are different than the sales cycles of and our ability to recognize revenues derived from sales of our curriculum-based educational software. Also, our quarterly results may be impacted to the extent that warrants outstanding by Cox or CINAR become exercisable upon completion of certain performance criteria and we are required to record a corresponding expense. If our financial results for one or more quarters fall below the expectations of analysts and investors, the trading price of our common stock may decline.

WE EXPECT A SUBSTANTIAL INCREASE IN EXPENSES AND NET LOSSES IN THE FUTURE AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY, WHICH MAY CAUSE OUR STOCK PRICE TO FALL.

     Since our inception, we have incurred significant losses. As of October 31, 2000, we had an accumulated deficit of $206.5 million. We incurred net losses of $55.7 million for the fiscal year ended January 31, 2000 and $33.6 million for the fiscal year ended January 31, 1999. For the nine months ended October 31, 2000, we incurred net loss attributable to common stockholders of $29.0 million after taking into account the recognition of $48.1 million in revenue previously deferred in fiscal years 1999 and 2000. Except as may otherwise occur due to revenue recognition for past Lightspan Achieve Now shipments, as described above, we expect our operating losses and negative cash flow to continue and increase for the foreseeable future as we incur additional costs and expenses related to:

     - brand maintenance, marketing and promotional activities;

     - continued development and expansion of our subscription Internet offerings and content;

     - hiring personnel;

     - acquisition of additional office space and other necessary facilities;
       and

     - amortization of intangible assets and goodwill recorded in connection with our acquisitions of Edutest, LearningPlanet.com, Academic, Global Schoolhouse and StudyWeb.

     Our ability to become profitable and maintain profitability depends on our ability to generate and sustain substantially higher revenues while maintaining reasonable expense levels. Although we intend to increase our spending on the activities listed above, these efforts may not result in increased revenues. We conduct operations using estimates as to future expense levels based on our expectations of future revenues. We cannot guarantee that we will be able to predict our future revenues accurately or that we will be able to adjust spending to compensate for any unexpected revenue shortfall. If we achieve profitability, we cannot be certain that we will be able to sustain or increase profitability in the future.

CHANGES IN FUNDING FOR PUBLIC SCHOOL SYSTEMS COULD REDUCE OUR REVENUES AND IMPEDE THE GROWTH OF OUR BUSINESS.

     We derive a substantial portion of our revenues from public school funding, which is heavily dependent on support from federal, state and local governments. Government budget deficits may adversely affect the availability of this funding. In addition, the government appropriations process is often slow, unpredictable and subject to factors outside of our control. Curtailments, delays or reductions in the funding of schools or colleges, for example a reduction of funds allocated to schools under Title I of the Elementary and Secondary Education Act of 1965, could delay or reduce our revenues, in part because schools may not have sufficient capital to purchase our products or services. Funding difficulties experienced by schools or colleges could also cause those institutions to be more resistant to price increases in our products, compared to other businesses that might better be able to pass on price increases to their customers. The growth of our business depends on continued investment by public school systems in interactive educational technology and products. Changes to funding of public school systems could slow this kind of investment.

WE ARE HEAVILY DEPENDENT UPON OUR RELATIONSHIP WITH SONY COMPUTER ENTERTAINMENT INC. AND TERMINATION OF THAT RELATIONSHIP, SUPPLY SHORTAGES OF THE PLAYSTATION GAME CONSOLES FROM SONY COMPUTER ENTERTAINMENT INC. OR UNANTICIPATED CHANGES IN THE GAME CONSOLES COULD REDUCE OUR LIGHTSPAN ACHIEVE NOW SALES OR INCREASE RELATED EXPENSES.

     We are heavily dependent upon our relationship with Sony Computer Entertainment Inc., which supplies the PlayStation game console used by the students who use our Lightspan Achieve Now educational software at home. Historically, and for the foreseeable future, sales of Lightspan Achieve Now and PlayStation game consoles have accounted for a substantial majority of our revenue. Without incurring significant additional expense, there currently is no readily available operating platform for broad implementation of Lightspan Achieve Now in the home other than the PlayStation game console. Sony Computer Entertainment Inc. has rights to terminate their agreement with us in various circumstances, including if it elects to stop producing the PlayStation game console. If our agreement is terminated, if the PlayStation game console loses popular appeal or if we are unable to obtain an adequate supply of PlayStation game consoles on a timely basis, our ability to sell our Lightspan Achieve Now curriculum will be significantly reduced and we could incur significant additional expenses or lose substantial revenues.

     The next version of the PlayStation game console, the recently-announced PlayStation(R)2 computer entertainment system, became available in the United States in late 2000. If we are unable to enter into agreements to distribute the PlayStation 2 system, our Lightspan Achieve Now operations will be disrupted and we could lose substantial revenues. Certain schools that are potential purchasers of Lightspan Achieve Now educational software may not want or be able to afford the PlayStation 2 system if it is priced significantly higher than the original PlayStation game console. While we expect Lightspan Achieve Now to run on the PlayStation 2 system, we may have to adapt our software to any changes in or new versions of the PlayStation game console or PlayStation 2 system that occur, which may require us to redirect significant financial and personnel resources from other development efforts.

     We may also experience disruption of supply of the original PlayStation game console as Sony Computer Entertainment Inc. balances its manufacturing capability between the PlayStation game console and the PlayStation 2 system. If we are unable to acquire PlayStation game consoles, our software license revenue may be deferred, as our revenue recognition policy requires that delivery of hardware along with the software is required before we can fully recognize software license revenue.

WE MAY NEED ADDITIONAL FINANCING TO MEET OUR STRATEGIC BUSINESS OBJECTIVES, WHICH MAY NOT BE AVAILABLE AND, IF AVAILABLE, MIGHT HURT OUR EXISTING STOCKHOLDERS.

     We may need to raise additional funds to continue to meet operating demands. In addition, as we enter into new areas of business, we will incur substantially increased expenses for which we do not expect returns for months or years in the future. If we raise additional funds through the issuance of equity or debt securities that have rights senior to those of our stockholders, our stockholders may experience additional dilution or may lose other rights. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated developments.

OUR CONTINUED GROWTH WILL STRAIN OUR RESOURCES, AND FAILURE TO MANAGE THIS GROWTH EFFECTIVELY COULD DISRUPT OUR OPERATIONS AND PREVENT US FROM GENERATING THE REVENUES WE EXPECT.

     We expect that significant expansion of our operations will be required to successfully implement our business strategy. For example, the development of our business continues to require increased sales and marketing expenditures as well as increased development efforts. This expansion will strain our management, operational, financial and technological resources, as well as the infrastructure for our Web sites and services. The growth of our Lightspan Achieve Now educational software business may strain the resources of our professional development staff during periods of heavy implementation in purchasing school districts. Our growth depends on our ability to attract and retain qualified employees (including employees of businesses that we acquire), particularly Internet systems, sales and marketing, and product development personnel. Our failure to manage our growth in a manner that minimizes these strains on our resources could disrupt our operations and ultimately prevent us from generating the revenues we expect.

OUR CURRICULUM-BASED EDUCATIONAL SOFTWARE MAY BE UNABLE TO ACHIEVE OR MAINTAIN BROADER MARKET ACCEPTANCE, WHICH WOULD CAUSE OUR FUTURE REVENUE GROWTH AND PROFITABILITY TO SUFFER.

     We expect to generate a substantial portion of our revenues from Lightspan Achieve Now software licenses, and will need to increase these revenues in order to more effectively grow in other areas of our business. Revenues from licenses of our curriculum-based educational software will depend principally on broadening market acceptance of that software, which may not occur due to a number of factors, including:

     - teacher, parent and student preferences for interactive educational technology are subject to changes in popular entertainment and educational theory;

     - some teachers may be reluctant to use interactive educational technology to supplement their customary teaching practices;

     - we may be unable to continue to demonstrate improvements in academic performance at schools or colleges that use our educational software; and

     - our failure to detect bugs in our software could result in product failures or poor product performance.

     If market acceptance of our curriculum-based educational software is not broadened, our future revenue growth will suffer and we may never become profitable.

THE SUCCESS OF OUR BUSINESS MODEL REQUIRES US TO INCREASE OUR REVENUES FROM OUR SUBSCRIPTION INTERNET BUSINESS, AND WE MAY NEVER BECOME PROFITABLE IF WE ARE UNABLE TO DO SO.

     In order to grow as currently contemplated, we will need to derive an increasing portion of our revenues from our subscription Internet business. Our ability to increase revenues from our subscription Internet business depends on:

     - our ability to increase the subscriber base of our subscription Internet products while maintaining a subscription fee; and

     - improvement of the accessibility and ease of use of our Web sites.

     The future success of our Internet business is highly dependent on an increase in the number of Internet users who are willing to subscribe to The Lightspan Network, eduTest@School, eduTest@school Plus and Lightspan Early Learning subscription products. The number of Internet users willing to pay for online educational products may not continue to increase. If the market for subscription-based online educational products develops more slowly than we expect, or if our efforts to attract new subscribers are not successful or cost effective our operating results and financial condition may be materially and adversely affected.

     If we are unable to substantially increase our revenues from our Internet businesses, we will be unable to execute our current business model. As a result, we may need to reevaluate that business model, or we may never become profitable.

WE RELY ON STATISTICAL STUDIES TO DEMONSTRATE THE EFFECTIVENESS OF OUR PRODUCTS, AND OUR REPUTATION AND SALES AND MARKETING EFFORTS COULD BE HARMED IF THE RESULTS OF THESE STUDIES ARE NOT REPRESENTATIVE OR IF THEIR INTEGRITY IS QUESTIONED, WHICH COULD LEAD TO LOWER THAN EXPECTED REVENUES.

     We rely heavily on statistical studies, including those cited in this prospectus, to demonstrate that our curriculum-based educational software increases student achievement. We believe that these studies accurately reflect the performance of our products. However, these studies involve the following risks:

     - the limited sample sizes used in our studies may yield results that are not representative of the general population of students who use our products;

     - the methods used to gather the information upon which these studies are based depend on cooperation from students and other participants and inaccurate or incomplete responses could distort results; and

     - schools studying the effectiveness of our Lightspan Achieve Now curriculum administer different tests, and colleges and universities studying the effectiveness of our Academic Systems curriculum apply different methodologies and data collection techniques, making results difficult to aggregate and compare.

     We are involved in the Lightspan Achieve Now studies in the following ways:

     - we facilitate the collection and analysis of data for these studies; and

     - we select and pay researchers to aggregate and present the results of these studies and, in some cases, to conduct the studies.

     Our sales and marketing efforts, as well as our reputation, could be harmed if the public, including our existing and potential customers, perceives these studies to be biased due to our involvement, or if the results of these studies are not representative, which could lead to lower than expected revenues.


IF WE FAIL TO ENHANCE OUR INTERNET PRODUCTS AND SERVICES WITHOUT SYSTEMS INTERRUPTIONS AND ADAPT THOSE PRODUCTS AND SERVICES TO CHANGES IN TECHNOLOGY, OUR FUTURE REVENUE GROWTH AND PROFITABILITY COULD BE LESS THAN WE EXPECT.

     We believe that our future revenue growth will depend in large part on whether we are able to enhance and improve our Web sites and services as planned. Enhancements and improvements to our Web sites are currently scheduled for commercial launch, but we cannot assure you that those enhancements and improvements will gain market acceptance or be launched on schedule and without systems interruptions. In addition, the Internet is rapidly changing, and we expect that we will continually need to adapt our Web sites and their related technology to emerging Internet standards and practices, technological advances developed by our competition, and changing subscriber, user and sponsor preferences. Ongoing adaptation of our Web sites and their related technology will entail significant expense and technical risk, and we may use new technologies ineffectively or fail to adapt our Web sites and their related technology on a timely and cost-effective basis. If our enhancements, improvements and adaptations of our Web sites and their related technology are delayed or result in systems interruptions or do not gain market acceptance, our future revenue growth will suffer and we may never become profitable.

WE MAY NOT BE ABLE TO EXECUTE PART OF OUR BUSINESS STRATEGY IF BROADBAND TECHNOLOGY DOES NOT BECOME MORE PREVALENT OR IF WE CANNOT REACH AGREEMENTS TO DISTRIBUTE OUR PRODUCTS AND SERVICES USING BROADBAND TECHNOLOGY.

     We intend to offer Lightspan Achieve Now and our Internet products and services as educational channels on a digital set-top box once broadband technology becomes widely available to cable television subscribers. We cannot predict that it will ever be economically practical or technologically feasible for either ourselves or cable television operators to deliver these products using broadband technology to cable television subscribers. In addition, we may not be able to reach commercially acceptable agreements with cable operators to distribute our products and services using broadband technology. If we are unable to offer Lightspan Achieve Now and our Internet products and services as educational channels on a digital set-top box, whether because of economic or technological limitations or a failure to reach commercially acceptable agreements with cable television operators, we will not be able to execute part of our business strategy and our growth and revenues will suffer.

OUR SPONSORSHIP REVENUES MAY BE LESS THAN WE EXPECT BECAUSE ADVERTISING OVER THE INTERNET IN EDUCATIONAL SETTINGS MAY BE UNPOPULAR WITH SPONSORS, THE PUBLIC OR GOVERNMENT ENTITIES.

     We expect to generate revenues from the sale of sponsorships and banner advertisements on our Web sites. Advertisements in educational settings may not be accepted by the educational community or by parents and others. Sales of sponsorships on our Web sites may therefore prove controversial and lead to negative publicity and action by the government or private interests to discourage companies from advertising on our Web sites. Third parties that oppose corporate sponsorships in schools have engaged in publicity campaigns to encourage boycotts of businesses that advertise in schools, and have sought legislation to curb advertising in schools. If government or private action discourages or prevents businesses from advertising in schools or we are not able to offer potential sponsors access to our Web sites that are primarily intended for school use, our sponsorship revenues will be significantly less than we expect and our revenues could suffer.

WE EXPECT COMPETITION TO INCREASE SIGNIFICANTLY IN THE FUTURE, WHICH COULD PREVENT US FROM SUCCESSFULLY IMPLEMENTING OUR BUSINESS STRATEGY.

     The educational technology market is intensely competitive and subject to increasing commercial attention. Barriers to entering Internet markets are relatively low, and we expect competition to intensify in the future, as more businesses use the Internet to enter the student, parent and teacher markets for education-oriented products and services. Competition among Internet companies is also intensifying for Web site sponsorships. We also may be adversely affected by pricing and other operational decisions, like the decision of several of our competitors that offer educational content on the Internet to offer a free service rather than charge a fee, which could hurt our subscription revenues.

     Our competitors include:

     - software publishers that market educational curriculum products to schools and homes;

     - on-line education-related content and electronic commerce providers (including Internet content providers that license education-oriented content from third parties and Internet retailers that may enter the education electronic commerce market); and

     - programs that enable remote learning, assume management of schools, or provide concentrated tutoring services.

     Many of our current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially greater resources than we can to product development, marketing and promotional campaigns and Web site and systems development.

OUR ACQUISITIONS OF OTHER BUSINESSES AND INVOLVEMENT IN STRATEGIC RELATIONSHIPS MAY NOT BE SUCCESSFUL, WHICH COULD DISTRACT OUR MANAGEMENT OR CAUSE US TO INCUR ADDITIONAL EXPENSES.

     We have acquired businesses and may continue to do so in the future. We are currently in the process of integrating the operations, systems and personnel of Edutest, Academic, Global Schoolhouse and StudyWeb, all of which we recently acquired. Our integration of these acquisitions or any future acquisitions could distract our management or cause us to incur additional expenses, and could cause our business and operations to suffer. We also may enter into strategic relationships with complementary businesses.

     For example, we have agreed to pursue several potential strategic initiatives with CINAR Corporation, and we hope to participate in a digital set-top box trial with Cox Communications. We cannot assure you that we will implement these initiatives and other activities and arrangements, particularly because we still need to negotiate some terms of the arrangements with each of them. If implemented, they, or any other strategic relationships we may enter into, may increase our expenses or divert efforts of our management and may not be successful.

THE OPERATIONS OF ACADEMIC WILL BE SUBSTANTIALLY IMPACTED IF THE AUTHORING PLATFORM SOFTWARE WE LICENSE FROM BLACKBOARD, INC. CEASES TO BE AVAILABLE TO ACADEMIC FOR ANY REASON.

     Academic's Web-based offering, Academic.com, is heavily dependent upon an authoring platform that is licensed from Blackboard, Inc. All of the course creation and access to content through courses is served by this platform. If Blackboard, Inc. terminates its relationship with Academic or its platform fails to function properly for any reason, a portion of our operations could be interrupted and we could lose revenue.

IF WE DO NOT SUCCESSFULLY ANTICIPATE AND ADAPT TO CHANGES IN COMPUTER PLATFORMS AND OTHER EVOLVING TECHNOLOGIES, OUR OPERATING RESULTS RELATING TO SALES OF OUR SOFTWARE PRODUCTS COULD SUFFER.

     We must manage our software development efforts to anticipate and adapt to changes in popular computer operating environments and other evolving technologies. For example, we are currently reviewing possibilities for migrating Academic's CD-ROM-based educational software to an Internet-based product, and expect to devote significant financial resources to do so. Our curriculum-based educational software is currently delivered in CD-ROM format on PlayStation game consoles and on Windows-based personal computers. We will continue to evaluate other operating environments and computer platforms for our software products as they become available. We may decide from time to time to make our software products available in other operating environments or on other computer platforms and our efforts to do so may involve substantial costs that may not be offset by additional revenues or may delay our realization of revenues from these activities. Market acceptance of our software products and our operating results relating to their sale could also be worse than we expect if we are unable to anticipate and adapt to changes in computer platforms and other evolving technologies on a timely and cost-effective basis.

WE WILL NOT BE ABLE TO GROW OUR INTERNET BUSINESSES IF THE MARKET FOR THOSE BUSINESSES DOES NOT DEVELOP.

     The success of our Internet businesses will depend in large part on the continued emergence and growth of a market for Internet-based educational technology products. The market for educational technology is characterized by rapid technological change and product innovation, unpredictable product life cycles and unpredictable preferences among students, teachers and parents. Internet commercial businesses and services are evolving markets as well, and it is difficult to estimate how and when growth or other changes in those markets will occur. We therefore cannot predict that the market for Internet-based educational technology products will continue to grow.

OUR BUSINESS MAY NOT SUCCEED WITHOUT THE CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET.

     Without the continued development and maintenance of the Internet infrastructure, we could fail to generate the Internet traffic and revenues we need for our business to succeed. In addition, our Lightspan Achieve Now and Academic curricula are very media-rich and are not currently delivered over the Internet, given bandwidth limitations. The continued development of the Internet includes maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products for providing reliable Internet access and services. Because the online exchange of information and global commerce on the Internet is new and evolving, we cannot predict whether the Internet will prove to be an effective vehicle for delivering commercial content or will provide a viable marketplace for electronic commerce in the long term.

     As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet.

UNLESS WE MAINTAIN A STRONG BRAND IDENTITY, OUR BUSINESS MAY NOT GROW AND OUR FINANCIAL RESULTS MAY SUFFER.

     We believe that maintaining and enhancing the value of our Lightspan and Academic brands is critical to attracting purchasers for our curriculum-based educational software and sponsors, subscribers and users of our Internet businesses. Our success in maintaining brand awareness will depend on our ability to continuously provide educational technology that students enjoy using and teachers and parents consider beneficial to the learning process. We cannot assure you that we will be successful in maintaining our brand equity. In addition, to attract and retain subscribers and users and to promote and maintain the Lightspan brand, we have spent and intend to continue spending significant amounts on a brand-enhancement strategy, which includes promotional programs and efforts by our field sales force and professional development staffs. We may also need to spend significant amounts in the future to maintain the value of our Lightspan and Academic brands as they relate to our curriculum-based educational software business. Revenues from these activities may not be sufficient to offset associated costs.

CLAIMS RELATING TO DATA COLLECTION FROM OUR USER BASE AND CONTENT AVAILABLE ON OR ACCESSIBLE FROM OUR WEB SITES MAY SUBJECT US TO LIABILITIES AND ADDITIONAL EXPENSE AND DECREASE TRAFFIC TO OUR WEB SITES.

     We currently collect only the names of teachers who are registering for our Internet products. However, we may in the future collect names and other personal information relating to students, teachers and parents, and may sell our user information on an aggregated, non-individual basis; though we do not intend to sell information relating to children under 13. We could be subject to liability claims for misuses of information collected from our users, such as for unauthorized marketing purposes, and could face additional expenses to analyze and comply with increasing regulation in this area. The Federal Trade Commission, for example, has enacted regulations governing collection of personal information from children under 13 and is expected to issue and enforce additional regulations in this area. We could also be subject to liability based on claims relating to content that is published on our Web sites or that is accessible from our network through links to other Web sites. In addition to subjecting us to potential liability, claims of this type could require us to change our Web sites in a manner that could be less attractive to our customers and divert our financial and development resources.

OUR BUSINESS OPERATIONS COULD BE SIGNIFICANTLY DISRUPTED IF WE LOSE MEMBERS OF, OR FAIL TO PROPERLY INTEGRATE, OUR MANAGEMENT TEAM.

     Our success depends on the continued contributions of the principal members of our sales and marketing, product development, Internet services, and management departments. The loss of the services of any of our officers or senior managers would disrupt operations in their respective departments and could cause our overall financial results to suffer. Our Chief Financial Officer, and our Executive Vice President and General Manager of Internet and Broadband Services, recently left Lightspan, and our Executive Vice President and President of Academic Systems will be leaving Lightspan effective
February 1, 2001, and our business might suffer as a result and we might face difficulty finding people appropriate to assume their duties going forward. We do not maintain any "key person" life insurance policies other than on John T. Kernan, our Chairman and Chief Executive Officer, and Carl Zeiger, our President and Chief Operating Officer.

     Many of our existing senior management personnel joined us during 1999, including critical members of our Internet team. Some of these individuals have not previously worked together and are currently being integrated as a management team. If our senior managers are unable to work effectively as a team, our business operations could be significantly disrupted.

WE MAY NOT BE ABLE TO PREVENT OTHERS FROM USING OUR TRADEMARKS, COPYRIGHTS, SOFTWARE, CHARACTERS AND OTHER INTELLECTUAL PROPERTY ASSETS. IF OTHERS DO USE THESE ASSETS, THEIR VALUE TO US, AND OUR ABILITY TO USE THEM TO GENERATE REVENUES, MAY DECREASE.

     Our intellectual property includes our trademarks and copyrights, proprietary software, characters and other proprietary rights. We believe that our intellectual property is important to our success and our competitive position, and we try to protect it. However, our efforts may be inadequate. In addition, our ability to conduct our business may be harmed if others claim we violate their intellectual property rights. If successful, claims of this nature could seriously harm our business by requiring us to cease using important intellectual property or pay monetary damages. Even if unsuccessful, these claims could harm our business by damaging our reputation, requiring us to incur legal costs and diverting management's attention away from our business.

OUR STOCK PRICE IS HIGHLY VOLATILE.

     The market price of our common stock is likely to continue to be highly volatile due to risks and uncertainties described in this section of the prospectus, as well as other factors, including:

     - conditions and publicity regarding the Internet or educational software industries generally;

     - sales of substantial amounts of our stock by existing stockholders including sales pursuant to this prospectus;

     - price and volume fluctuations in the stock market at large which do not relate to our operating performance; and

     - comments by securities analysts, or our failure to meet analysts' expectations.

     Furthermore, the stock market has from time to time experienced extreme price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, in the past, class action lawsuits have been initiated against Internet and software companies following periods of volatility in the market prices of these companies' stock. In general, decreases in our stock price would reduce the value of our stockholders' investments and could limit our ability to raise necessary capital or make acquisitions of assets or businesses. If litigation were instituted on this basis, it could result in substantial costs and would divert management's attention and resources. This could have a material adverse effect on our business, financial condition and results of operations.

OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS CONTROL 55.2% OF OUR COMMON STOCK.

     As of November 30, 2000, executive officers, directors and holders of 5% or more of our outstanding common stock, in the aggregate, beneficially owned 55.2% of our outstanding common stock. These stockholders are able to influence all matters requiring approval by our stockholders, including the election of directors and the approval of corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and may make some transactions more difficult or impossible to complete without the support of these stockholders.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, AND THIS COULD DEPRESS OUR STOCK PRICE.

     Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions:

     - authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

     - provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

     - prohibit stockholder action by written consent; and

     - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or "opportunity," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. We cannot guarantee future results, levels of activity, performance or achievements.

     Neither our company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements made in this document. Also, we are under no obligation, and we assume no obligation, to update any of the forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                              SELLING STOCKHOLDERS
     We registered for resale 1,872,509 shares of our common stock, of which 1,855,726 shares were or may be issued in connection with our acquisition of Edutest and 16,783 were issued in connection with our acquisition of LearningPlanet.com. The following table sets forth the names of the selling stockholders and the number of shares of our common stock that each selling stockholder owned as of July 26, 2000, prior to the offering for resale of any of the shares of our common stock being registered hereby. The table also sets forth the number of shares of our common stock that each selling stockholder may acquire under the terms of our acquisition of Edutest as described in footnotes
(2) and (3) below.

     We are registering for resale all of the shares of our common stock held and to be held by the selling stockholders in connection with the Edutest acquisition described above. As a result, the selling stockholders can, but are not obligated to, sell all or virtually all of the shares they own. The information in the table below is based in part upon information provided by selling stockholders. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors but does not include persons who purchase shares of our stock pursuant to this registration statement.

                                                        NUMBER OF SHARES OF
                                                         LIGHTSPAN COMMON     NUMBER OF SHARES OF     PERCENTAGE OF
                                  NUMBER OF SHARES OF    STOCK ISSUABLE ON     LIGHTSPAN COMMON       COMMON STOCK
                                   LIGHTSPAN COMMON        DECEMBER 23,        STOCK ISSUABLE AS    OUTSTANDING AFTER
    SELLING SECURITYHOLDERS         STOCK OWNED(1)            2001(2)         EARN-OUT SHARES(3)     THE OFFERING(4)
    -----------------------       -------------------   -------------------   -------------------   -----------------
Airborne Research & Services,
  Inc. ..........................          1,109                  239                   656                --%
Bill and Alice Aldridge Family
  Trust..........................            448                   97                   265                --
BTG, Inc.........................         23,022                4,988                13,639                --
Carl Jon Larsen(5)...............          9,195                4,860                13,290                --
Core Learning Group, L.L.C.......          5,383                1,166                 3,189                --
Edward H. Bersoff................         65,650               14,115                38,596                 *
Gary L. Jones(5).................         58,528               11,552                31,591                 *
Howard R. Mitchell, III..........            643                  139                   381                --
John M. Cahill...................         12,617                2,299                 6,289                 *
Laura Ann Gussett Kump(5)........            980                  486                 1,329                --
Lynda B. Knowles.................         18,665                4,043                11,058                --
Next Generation Fund, L.L.C.(6)..        286,654               62,112               169,826                --
Parchman, Vaughn & Company,
  L.L.C..........................             --                5,714                15,625                --
Rebecca Howanietz(5).............             93                   48                   132                --
Richweb, Inc.....................          1,923                  416                 1,139                --
Robert J. Smith..................          5,159                1,117                 3,056                --
Steven D. Hoy(5).................         69,337               15,398                42,107                --
Susan B. Hardwicke,
  Ph.D.(5)(7)....................        417,884               91,289               249,604                --
Susan Elizabeth Morey(5).........            115                   48                   132                --
Temecca Green(5).................             93                   48                   132                --
Thomas J. Slivinski, Ph.D........         31,987                6,929                18,950                --
Thomas W. Flecke(5)..............          5,921                  486                 1,329                 *
William C. Needham...............          4,486                  972                 2,658                --
Michael Schipper.................         16,783(8)                --                    --                --
                                       ---------              -------               -------                --
  Total.........................       1,036,675              228,561               624,973                 *%
                                       =========              =======               =======                ==

-------------------------
 * Represents less than 1% of the shares of common stock outstanding after the offering.

(1) Indicates the number of shares owned as of July 26, 2000, prior to any offering of shares registered hereby. Such shares may be sold in whole or in part from time to time throughout this offering. In addition, a stockholder listed may have purchased shares since July 26, 2000. As a result, as of the date hereof, each stockholder listed in the table may own a different number of shares than that indicated in this column.

(2) Pursuant to an Agreement and Plan of Merger and Reorganization among Lightspan, Inc., Educator Acquisition, Inc., Edutest, Inc. and certain shareholders of Edutest dated as of May 24, 2000, Lightspan acquired all of the outstanding stock of Edutest. As part of the merger consideration Lightspan agreed to issue to Edutest's shareholders on or about December 23, 2001 approximately 228,561 shares of its common stock minus the dollar value, if any, of any indemnification obligations owed by such Edutest shareholders to Lightspan. All the share numbers in this column assume that the Edutest shareholders shall not have any such indemnification obligations.

(3) Pursuant to the terms of the Merger Agreement described in footnote (2) above, Lightspan agreed that if Edutest were to meet certain performance milestones, Lightspan would issue up to an additional $2,500,000 worth of Lightspan stock to the Edutest shareholders. All the share numbers in this column assume that Edutest will meet all of the performance criteria described in the Merger Agreement and that Lightspan will issue $2,500,000 worth of its stock at a price per share of four dollars.

(4) Percentage of shares of common stock outstanding after the offering assumes that the selling stockholders sell all shares of our common stock that they own, except for the following shares owned as of July 26, 2000 by the following individuals that were acquired on the open market: Edward H. Bersoff, 3,000 shares; Gary L. Jones, 7,700 shares; John M. Cahill, 2,000 shares; and Thomas W. Flecke, 5,000 shares.

(5) Employee or independent contractor of Edutest, Inc., which is now our wholly-owned subsidiary.

(6) Includes shares held by Next Generation Fund, L.L.C. and its members and affiliates.

(7) President of Edutest, Inc.

(8) These shares were acquired by Michael Schipper in connection with Lightspan's May 2000 acquisition of the LearningPlanet.com Web site from Planet Interactive, Inc.

                              PLAN OF DISTRIBUTION

     The 1,872,509 shares of common stock to which this prospectus relates may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer these shares of common stock in one or more of the following transactions:

     - on any national securities exchange or quotation service at which the common stock may be listed or quoted at the time of sale, including the Nasdaq Stock Market's National Market;

     - in the over-the-counter market;

     - in private transactions;

     - through options; and

     - by pledge to secure debts and other obligations, or a combination of any of the above transactions.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of our common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders do not have to sell all of the shares they own pursuant to this prospectus. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless the shares of common stock have been registered or qualified for sale or an exemption is available and complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the shares of common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of shares of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the shares of common stock and the ability of brokers or dealers to engage in market-making activities.

     We will pay all expenses of this registration. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. We estimate that our expenses in connection with this registration will be approximately $264,000. All expenses for the issuance of a supplement to this prospectus, when requested by selling stockholder(s), will also be paid by us.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by the selling stockholders of any of the shares of common stock covered by this prospectus. All proceeds from the resale of shares of our common stock described in this prospectus will be for the accounts of the selling stockholders.

                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock since our inception. Our directors expect that while we are unprofitable, earnings will not be distributed to stockholders by way of dividend. The declaration of dividends on our common stock will depend upon the directors' assessment of, among other factors, earnings, capital requirements and our operating and financial condition.

                          PRICE RANGE OF COMMON STOCK

     Our outstanding common stock has been listed on the Nasdaq Stock Market's National Market since February 10, 2000 under the symbol "LSPN." The following table sets forth, for the periods indicated, the high and low sales price information for our common stock as reported by the Nasdaq National Market.


                                                              COMMON STOCK PRICE
                                                              -------------------
                                                                HIGH        LOW
                                                              --------    -------
Fiscal year ended January 31, 2001:
  First Quarter (from February 10, 2000)....................  $25.375     $8
  Second Quarter............................................   10          4.875
  Third Quarter ............................................    5.78       1.88
  Fourth Quarter (through December 21, 2000)................    3.0312     0.8438


                                 CAPITALIZATION

     The following table sets forth on an unaudited basis our capitalization as of October 31, 2000 (in thousands, except share data):

     - on an actual basis; and

     - on a pro forma basis assuming issuance of 228,561 shares of common stock constituting the hold-back shares, but excluding shares, if any, that may be issued to Edutest stockholders as a result of earnout payments based on revenues through July 2001.

     You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference herein and "Selected Consolidated Historical and Pro Forma Financial Data" included elsewhere in this prospectus.

                                                                  OCTOBER 31, 2000
                                                              ----------------------
                                                               ACTUAL      PRO FORMA
                                                              ---------    ---------
Capital lease obligations, less current portion.............  $     265    $     265
Stockholders' equity(1):
  Common Stock, $.001 par value; 250,000,000 shares
     authorized and 45,809,020 shares issued and
     outstanding, actual; 46,037,581 shares issued and
     outstanding, pro forma (unaudited).....................         46           46
  Additional paid-in capital................................    353,202      355,202
  Deferred compensation.....................................     (2,097)      (2,097)
  Accumulated other comprehensive loss......................         (3)          (3)
  Accumulated deficit.......................................   (206,494)    (206,494)
                                                              ---------    ---------
     Total stockholders' equity.............................    144,654      146,654
                                                              ---------    ---------
     Total capitalization...................................  $ 144,919    $ 146,919
                                                              =========    =========

-------------------------

(1) Other than as indicated in the introduction to the table, share numbers in the table do not include issuances subsequent to October 31, 2000, or the following shares:

     - as of October 31, 2000, 6,903,941 shares of common stock reserved for issuance under our stock benefit plans, of which 4,046,271 shares were covered by outstanding options with a weighted average exercise price of $4.68 per share and 601,144 shares remain available for grant; and

     - as of October 31, 2000, 1,225,764 shares of common stock issuable upon exercise of outstanding warrants at exercise prices between $7.52 and $12.00 per share.

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Lightspan consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Operating Results." Our statement of operations data for the years ended January 31, 2000, 1999, 1998, 1997 and 1996 and balance sheet data as of January 31, 2000, 1999, 1998, 1997 and 1996 are derived from our audited financial statements. Our audited financial statements for the years ended January 31, 2000, 1999 and 1998 and as of January 31, 2000 and 1999 are included elsewhere in this prospectus. Our statement of operations data for the nine months ended October 31, 2000 and 1999 and balance sheet data as of October 31, 2000 are derived from our unaudited financial statements, which are included elsewhere in this prospectus. The following financial information is in thousands, except per share data.

                                                                                                NINE MONTHS
                                               YEARS ENDED JANUARY 31,                        ENDED OCTOBER 31,
                               --------------------------------------------------------    --------------------
                                 1996        1997        1998        1999        2000        1999        2000
                               --------    --------    --------    --------    --------    --------    --------
                                                                                               (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total revenues...............  $     --    $  8,565    $ 22,309    $ 10,870    $ 16,916    $ 11,282    $ 86,638
Total cost of revenues.......        --       5,842      11,433       7,660       9,734       6,733      20,575
                               --------    --------    --------    --------    --------    --------    --------
Gross profit.................        --       2,723      10,876       3,210       7,182       4,549      66,063
Total operating expenses.....    20,443      35,199      37,827      37,194      63,382      39,548      83,412
                               --------    --------    --------    --------    --------    --------    --------
Loss from operations.........   (20,443)    (32,476)    (26,951)    (33,984)    (56,200)    (34,999)    (17,349)
Interest income (expense),
  net........................       876        (113)       (527)        417         479         231       4,853
                               --------    --------    --------    --------    --------    --------    --------
Net loss.....................   (19,567)    (32,589)    (27,478)    (33,567)    (55,721)    (34,768)    (12,496)
Preferred stock dividend.....        --          --          --          --          --          --     (16,506)
                               --------    --------    --------    --------    --------    --------    --------
Net loss attributable to
  common stockholders........  $(19,567)   $(32,589)   $(27,478)   $(33,567)   $(55,721)   $(34,768)   $(29,002)
                               ========    ========    ========    ========    ========    ========    ========
Net loss per share(1) --basic
  and diluted................  $  (6.47)   $ (10.72)   $  (8.65)   $  (9.91)   $ (13.61)   $  (8.93)   $  (0.67)
                               ========    ========    ========    ========    ========    ========    ========
Weighted average
  shares -- basic and
  diluted....................     3,024       3,039       3,177       3,388       4,094       3,892      43,404
                               ========    ========    ========    ========    ========    ========    ========
Pro forma net loss per
  share -- basic and
  diluted....................                                                  $  (2.12)(2)
                                                                               ========
Pro forma weighted average
  shares -- basic and
  diluted....................                                                    26,294(2)
                                                                               ========

                                                                AT JANUARY 31,                        AT OCTOBER 31,
                                             -----------------------------------------------------    ------------
                                              1996       1997       1998        1999        2000          2000
                                             -------    -------    -------    --------    --------    ------------
                                                                                                      (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................  $14,733    $ 1,884    $ 4,422    $  7,143    $  5,033      $ 69,196
Deferred cost of revenue -- Achieve Now....       --         --         --       3,555       8,709            --
Working capital (deficit)..................   14,037       (287)       454     (12,233)    (25,994)       79,012
Total assets...............................   18,259     12,852     14,080      22,566     102,432       168,508
Deferred revenue -- Achieve Now............       --         --         --      20,717      48,110            --
Capital lease obligations, less current
  portion..................................    1,460      1,702        775         394         443           265
Total stockholders' equity (deficit).......  $14,537    $ 1,614    $ 1,682    $(11,249)   $ 26,694      $144,654

-------------------------
(1) See Note 1 to the Lightspan consolidated financial statements for a description of the computation of the historical net loss per share and the number of shares used in the historical per share calculation.

(2) Takes into account the common equivalent shares arising from preferred stock that automatically converted upon the closing of Lightspan's initial public offering that was completed on February 15, 2000 (using the as-if converted method from the original date of issuance) and assumes the conversion of all of our outstanding preferred stock as of their original dates of issuance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATING RESULTS

     This information should be read in conjunction with the unaudited consolidated financial statements and the audited consolidated financial statements and notes thereto contained herein. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Our future results could differ materially from those discussed here. Factors that could cause or contribute to such differences include risks detailed in "Risk Factors."

OVERVIEW

     We were founded in 1993 on the philosophy of using technology to increase student achievement by connecting the school to the home. We develop, market and sell curriculum-based educational software and Internet products and services used both in school and at home. Our curriculum-based educational software consists of our Lightspan Achieve Now and Academic software. Lightspan Achieve Now is our media-rich, interactive CD-ROM-based software for students in kindergarten through eighth grade that covers the core curriculum of language arts, reading and math. Its technology, delivery system and content help increase student interest in learning, parental involvement in their children's education, and productive interaction among teachers, parents and students. Our Academic software is also CD-ROM-based and serves the college market with an English and mathematics curriculum designed to meet the needs of under-prepared students. We offer the following integrated family of Internet products and services through our Web site, Lightspan.com:

     - The Lightspan Network, a curriculum-based online subscription service marketed to schools for classroom and home use;

     - eduTest@School and eduTest@School Plus, services that offer a combination of online assessment products and proprietary test questions covering language arts, mathematics, history and science, allowing educators to assess their students' progress in the classroom;

     - Lightspan Early Learning, a subscription-based online education service for preschoolers;

     - Global Schoolhouse, a leading education Web site where teachers can develop and manage collaborative learning projects online;

     - Lightspan Learning Search, a service that sorts the most valuable educational Web sites, lesson plans and activities from the Internet by grade and subject for easy access for teachers, students and parents;

     - StudyWeb, a leading research Web site that helps parents, teachers and students find educational information and resources on the Web;

     - LearningPlanet.com, an education Web site for students and parents that features creative and instructional learning activities in mathematics and language arts;

     - Your Class Online, a service that enables teachers to easily create customized Web pages for their classrooms;

     - Your School Online, a school Web site builder that easily integrates with Your Class Online and with existing school or district Web sites;

     - e-commerce affiliate relationships including our partnership with SmarterKids.com, a Web site that sells educational products online; and

     - selected additional content for teachers, parents and students.

     Our products and services are sold to school districts by a direct field sales force and supported by our professional development team who assists in implementing our curricula in schools.

     We commenced operations in September 1993, and through June 1996 our activities consisted primarily of designing and developing Lightspan Achieve Now. In January 1996, we released our Lightspan Achieve Now curriculum for use on Windows-based personal computers. In the fall of that year, we released the product for use on the PlayStation game console. To supplement our product offerings, we introduced The Lightspan Network in January 1997 and we launched Lightspan PageOne in June 1999. We acquired Academic and Global Schoolhouse in September 1999, and StudyWeb in October 1999. We also introduced Lightspan.com in September 1999, and enhanced it in October 1999 with the Lightspan Learning Store and in February 2000, with Your School Online and Your Class Online, the successor to Lightspan PageOne. In May 2000, we acquired LearningPlanet.com, and in June 2000, we acquired Edutest. In August 2000, we introduced Lightspan Achieve Now version 2.0.

REVENUE RECOGNITION

     Effective February 1, 1998, we adopted SOP 97-2, as described in Note 1 of the "Notes to Consolidated Financial Statements", which caused a substantial change in our revenue recognition for Lightspan Achieve Now licenses. Under SOP 97-2, we were unable to recognize any Lightspan Achieve Now license fees as revenue until we shipped the final title which we planned to provide to all existing customers for no additional charge. Therefore, we deferred revenue recognition for all Lightspan Achieve Now licenses shipped in the years ended January 31, 2000 and 1999. Through July 31, 2000, we completed and shipped all Lightspan Achieve Now titles resulting in the recognition, during the first two quarters of fiscal year 2001 (ended July 31, 2000), of $48.1 million of revenue previously deferred. As we have completed and shipped all Lightspan Achieve Now titles, we are now able to recognize revenue from Lightspan Achieve Now licenses upon shipment.

     To the extent that we deferred the Lightspan Achieve Now license revenue until delivery of final titles, pursuant to SOP 97-2, we also deferred the costs of duplicating the product and packaging it for distribution. In the nine months ended October 31, 2000, we recognized $8.7 million in cost of license revenue when we recognized the related $48.1 million in revenue.

     The following table shows the activity in license revenue and cost of license revenue deferred pursuant to SOP 97-2 for the nine months ended October 31, 2000 and 1999, respectively, (in thousands):


                                                  NINE MONTHS ENDED
                                                     OCTOBER 31,
                                                 1999          2000
                                               --------      --------
DEFERRED LICENSE REVENUE - ACHIEVE NOW
  Beginning balance                            $ 20,717      $ 48,110
  Deferred during the period                     19,490           384
  Recognized during the period                       --       (48,494)
                                               --------      --------
    Ending balance                             $ 40,207      $     --
                                               ========      ========
DEFERRED COST OF LICENSE REVENUE - ACHIEVE
NOW
  Beginning balance                            $  3,555      $  8,709
  Deferred during the period                      3,538            70
  Recognized during the period                       --        (8,779)
                                               --------      --------
    Ending balance                             $  7,093      $     --
                                               ========      ========

RESULTS OF OPERATIONS

     Operating Losses. We have incurred significant losses since our inception and, as of October 31, 2000, have an accumulated deficit of approximately $206.5 million. We expect to continue to incur substantial operating losses for the foreseeable future. In July 2000, we recorded a $1.6 million restructuring charge related to a refocus of our sales and marketing efforts away from our free Internet products and toward our subscription-based Internet products such as The Lightspan Network, eduTest@School and eduTest@School Plus. Also, in July 2000, we completed and shipped the remaining Lightspan Achieve Now titles used on a PC platform and the PlayStation game console, recognizing $48.1 million during the first two quarters of fiscal year 2001 (ended July 31, 2000) in previously deferred revenue pursuant to SOP 97-2, resulting in an operating loss of $17.3 million for the nine months ended October 31, 2000. The operating results in the first three quarters of fiscal 2001 are not indicative of our underlying business in these quarters, and will not be indicative of results that may be expected for any subsequent quarter, for the full year ending January 31, 2001 or for any future periods.


COMPARISON OF NINE MONTHS ENDED OCTOBER 31, 2000 AND 1999

REVENUES

     We generate software and Internet license revenue, service revenue, hardware revenue and other revenue. Our total revenues increased to $86.6 million for the nine months ended October 31, 2000 from $11.3 million for the nine months ended October 31, 1999. The increase of $75.3 million was a result of the recognition of $48.1 million in revenue previously deferred, $25.4 million in additional software license revenue for licenses sold during the period, and increases of $2.1 million in service revenue and $0.6 million in other revenue, offset by a $0.9 million decrease in hardware revenue, as described below.

     License Revenues. We derive license revenues from the sale of Lightspan Achieve Now licenses, Academic licenses, subscriptions for The Lightspan Network and eduTest.com licenses. We recognize revenue from Lightspan Achieve Now licenses and Academic licenses after: a license agreement has been executed or a definitive purchase order has been received; the product has been shipped; the license fee has become fixed and determinable; the collection of the fee is considered probable; and the related hardware, if applicable, has been shipped.

     In software arrangements that include multiple elements, such as those that include rights to software products, customer support and product implementation and training services, we allocate the total fee to each component of the arrangement based on objective evidence of its fair value, which is specific to us. The objective evidence for each element is based on the respective list prices of each element when sold or offered for sale separately. Historically, we have not experienced customer cancellations, forfeitures or discontinuations of licenses. Our revenues from sales of Lightspan Achieve Now consist of license, service and hardware revenues, although from February 1, 1998 through July 31, 2000, we had deferred recognition of certain license revenues, as described above in "Revenue Recognition".

     Our total license revenue grew to $75.4 million for the nine months ended October 31, 2000 from $1.7 million for the nine months ended October 31, 1999. The $73.7 million increase related to our recognition of $48.1 million of Lightspan Achieve Now revenue previously deferred pursuant to SOP 97-2, the shipment of $17.7 million in Lightspan Achieve Now licenses, $6.0 million from sales of Academic licenses, $1.6 million from sales of subscriptions for The Lightspan Network and $0.3 million from sales of eduTest.com licenses.

     Due to our adoption of SOP 97-2 on February 1, 1998, we did not record any license revenues related to Lightspan Achieve Now in fiscal 2000 or 1999. In the six months ended July 31, 2000, we completed and shipped the remaining Lightspan Achieve Now titles in all grade clusters used on both the PlayStation game console and on a PC platform, resulting in the recognition of the total Lightspan Achieve Now revenue previously deferred, pursuant to SOP 97-2. During the nine months ended October 31, 2000, we recognized Lightspan Achieve Now license revenue in the amount of $17.7 million. This represented a 9% decrease in revenue over $19.5 million in revenue which was entirely deferred for the nine months ended October 31, 1999. This decrease was due to lost sales attributable to customer concerns over possible delivery delays of PlayStation game console, greater than expected sales of Internet subscriptions and delays in distribution of Federal Title I funding to schools.

     Our license revenue also increased by $6.0 million for the nine months ended October 31, 2000 compared to $0.5 million for the nine months ended October 31, 1999, due to Academic software and Internet license revenue. Revenue for the nine months ended October 31, 1999 represents revenue since September 20, 1999, the date the acquisition of Academic was consummated. Academic curriculum products are licensed to colleges and then sold by the licensing colleges to students on a student-by-student basis for use with each class, instead of a textbook. As we are not contractually obligated to provide further service after delivery of the license, we recognize the full sales value of Academic license revenue upon completion of the criteria defined in SOP 97-2.

     Our revenues from subscription fees for The Lightspan Network increased 125% to $2.8 million for the nine months ended October 31, 2000 from $1.2 million for the nine months ended October 31, 1999. This was due primarily to an increase in the number of subscribers to The Lightspan Network resulting in part from the increased focus of our sales force on promoting The Lightspan Network. We recognize revenue from subscriptions to The Lightspan Network ratably over the term of the subscription agreement. Subscription licenses are for a one-year term, and are paid in advance.

     Our revenues from sales of eduTest.com licenses were $0.3 million from the period beginning June 23, 2000, the date of our acquisition of Edutest, through October 31, 2000. We recognize revenue from eduTest.com licenses ratably over the term of the license agreement. Licenses are for a one-year term, and are paid in advance.

     Service Revenues. Our service revenues increased 44% to $6.8 million for the nine months ended October 31, 2000 from $4.7 million for the nine months ended October 31, 1999 due primarily to an increase in the hourly service billing rates and an increased focus on sales of additional services, partially offset by the decrease in Lightspan Achieve Now licenses and the related decrease in services. We derive service revenues from implementation services and training for our Lightspan Achieve Now curriculum that is provided by our professional development team and, to a lesser extent, from telephone support and maintenance. All customers that purchase our Lightspan Achieve Now curriculum also purchase service and support. This service and support are paid for in advance and initially recorded as deferred revenues. Service revenues are recognized when services are performed, in accordance with the standard implementation, training, service, and evaluation plans that we establish for the customer. Revenues from telephone support and maintenance arrangements are recognized ratably over the one-year term of the support and maintenance agreements.

     Hardware Revenues. Our hardware revenues decreased 19% to $3.9 million for the nine months ended October 31, 2000 from $4.8 million for the nine months ended October 31, 1999. This was due primarily to a decrease in sales of Lightspan Achieve Now licenses. Additionally, in the nine months ended October 31, 2000, under our refurbish program, for a limited time we sold refurbished PlayStation game consoles at a discount from the original price and included related accessories at no additional charge, which contributed to the decrease in hardware revenues. We derive hardware revenues from the sale of the PlayStation game console and accessories. We recognize hardware revenues after a definitive purchase order has been received, the product has been shipped and collection of the sales price is considered probable. Substantially all of our Lightspan Achieve Now customers also purchase the PlayStation game console.

     Other Revenues. Other revenue for the nine months ended October 31, 2000 was $0.6 million, respectively. Beginning in February 2000, we derived other revenues from site sponsorship agreements, whereby we provide certain online exposure by promoting the products and services of site sponsors on our Lightspan.com Web site. We also provide other offline promotions such as providing name or logo placement on selected Lightspan.com consumer and trade advertising and giving site sponsorship credits at technology and education trade shows we participate in throughout the terms of the site sponsorship agreements. We recognize site sponsorship revenue over the term the services are provided.

COST OF REVENUES

     Our cost of revenues includes software license costs, Internet license costs, service costs and hardware costs. Software license costs represent costs for assembly, distribution and materials for CD-ROMs, packaging and print material costs and costs for third-party royalties and third-party content. Internet license costs represent cost for server and network fees. Service costs represent labor costs and overhead related to professional development personnel. Hardware costs represent costs for the PlayStation game console and related accessories.

     Our cost of revenues increased to $20.6 million for the nine months ended October 31, 2000 from $6.7 million for the nine months ended October 31, 1999. The $13.4 million increase was due to $13.9 million in cost of license revenues and $1.1 million in cost of service revenue, offset by a decrease of $1.3 million in cost of hardware revenue, as described below. Gross margin as a percentage of total revenues was 76% and 40% for the nine months ended October 31, 2000 and 1999, respectively. This increase in gross margin was due to the higher gross margin on revenue derived from sales of Lightspan Achieve Now licenses, which was entirely deferred for the nine months ended October 31, 1999.

     Cost of License Revenues. Our cost of license revenues increased to $14.4 million for the nine months ended October 31, 2000 from $0.5 million for the nine months ended October 31, 1999. The $13.9 million increase was due to the recognition of $9.0 million of Lightspan Achieve Now cost of license revenues previously deferred pursuant to SOP 97-2, the shipment of $3.0 million in Lightspan Achieve Now cost of license revenues, $1.2 million in Academic cost of license revenues, $0.6 million in cost of license revenues for subscriptions to The Lightspan Network and $0.1 million in cost of license revenues for eduTest.com licenses.

     Because we deferred all revenue related to shipments of Lightspan Achieve Now in both fiscal 2000 and 1999, we also deferred the related cost of revenue. In the nine months ended October 31, 2000, we completed and shipped the remaining Lightspan Achieve Now titles in all grade clusters used on both the PlayStation game console and on a PC platform, resulting in the recognition of the total cost of licenses previously deferred, pursuant to SOP 97-2. During the nine months ended October 31, 2000, we sold Lightspan Achieve Now licenses representing $3.0 million in cost of revenue. This represents a 15% decrease over $3.5 million in Lightspan Achieve Now cost of licenses sold, which were entirely deferred for the nine months ended October 31, 1999. Gross margin on Lightspan Achieve Now license revenues and cost of license revenues recognized for the nine months ended October 31, 2000 and on license revenues and cost of license revenues which were entirely deferred pursuant to SOP 97-2 for the nine months ended October 31, 1999 remained relatively consistent.

     Our cost of license revenue also increased by $1.2 million for the nine months ended October 31, 2000, from $0.1 million for the nine months ended October 31, 1999 due to Academic software and Internet cost of license revenue. Cost of revenue for the nine months ended October 31, 1999 represents cost of revenue since September 20, 1999, the date the acquisition of Academic was consummated. Gross margin for Academic as a percentage of license revenues was 80% for the nine months ended October 31, 2000 compared to 70% for the nine months ended October 31, 1999 which represents costs of revenue since September 20, 2000, the date the acquisition of Academic was consummated, due to the higher gross margins associated with Academic Internet licenses that we offered beginning in the quarter ended July 31, 2000.

     Our cost of revenues for subscriptions to The Lightspan Network increased 164% to $1.0 million for the nine months ended October 31, 2000 from $0.4 million for the nine months ended October 31, 1999. This growth was due primarily to an increase in the number of subscriptions and an increase in server costs. Gross margin as a percentage of subscription fee revenues from The Lightspan Network decreased to 64% for the nine months ended October 31, 2000 from 70% for the nine months ended October 31, 1999. This decrease was primarily due to us offering volume discounts for customers purchasing multiple subscriptions and increased server costs during the nine months ended October 31, 2000.

     Cost of Service Revenues. Our cost of service revenues increased 52% to $3.4 million for the nine months ended October 31, 2000 from $2.2 million for nine months ended October 31, 1999. The increases were primarily due to an increase in professional services and support personnel to accommodate the growth in sales of Lightspan Achieve Now licenses and related services. Gross margin as a percentage of service revenues to 50% for the nine months ended October 31, 2000 from 53% for the nine months ended October 31, 1999 due primarily to increased expenses associated with delivering the service.

     Cost of Hardware Revenues. Our cost of hardware revenues decreased 31% to $2.7 million for the nine months ended October 31, 2000 from $4.0 million for nine months ended October 31, 1999 due to a decrease in the sales of our Lightspan Achieve Now licenses. Additionally, in the nine months ended October 31, 2000, under our refurbish program, we purchased refurbished PlayStation game consoles at a discount from the original PlayStation game console, contributing to the decrease in cost of hardware revenues for the nine months ended October 31, 2000. Gross margin as a percentage of hardware revenues increased to 30% for the nine months ended October 31, 2000 from 17% for the nine months ended October 31, 1999. The increases in gross margin were due to a decrease in the cost of the PlayStation game console and related accessories, partially offset by our refurbish program, whereby for a limited time we sold the refurbished PlayStation game consoles at a discount from the original price and included related accessories at no additional charge.

EXPENSES

     Technology and Development. Our technology and development expenses increased 143% to $18.3 million for the nine months ended October 31, 2000 from $7.5 million for nine months ended October 31, 1999. This was due to our hiring of additional personnel, temporary consulting, and related costs for Web site design and development of our Internet business as we expand our product offerings, and the addition of Academic's technology and development expense of $4.5 million for the nine months ended October 31, 2000.

     Our technology and development costs consist primarily of payroll and related costs for design, art, production, development, maintenance and testing of our Lightspan Achieve Now curriculum and for performing Web site design, development, enhancement, and testing which are properly expensed as incurred pursuant to FAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed and EITF 00-2, Accounting for Web Site Development Costs. We regularly evaluate these expenses under FAS 86 and EITF 00-2 in order to determine their proper treatment. We believe that continued investment in Web site development is critical to attain our strategic objectives and, therefore, anticipate that Web site development expenses will increase significantly in future periods.

     Sales and Marketing. Our sales and marketing expenses increased 85% to $44.0 million for the nine months ended October 31, 2000 from $23.8 million for the nine months ended October 31, 1999. This was due to an increase in sales and marketing personnel and promotional activities connected to the launch of Lightspan.com and the related $5.0 million television campaign in the first quarter of fiscal 2001, the continued promotion of Lightspan Achieve Now and the addition of Academic sales and marketing expense of $6.0 million for the nine months ended October 31, 2000.

     Our sales and marketing expenses consist primarily of salaries, commissions, bonuses, related payroll and travel costs, advertising, promotional activities, customer incentive programs and research and evaluation of our current customers and markets. In addition, sales and marketing expenses related to our free Internet products have recently accounted for a large portion of our overall sales and marketing expenses. As expected, overall sales and marketing expenses decreased in the third quarter of fiscal 2001 as we refocused our sales and marketing efforts away from our free Internet products and toward our subscription-based Internet products such as The Lightspan Network, eduTest@School and eduTest@School Plus. Although our overall sales and marketing expenses have decreased in the short term, we intend to continue to pursue aggressive branding and marketing campaigns to retain and increase sales to current customers, attract new customers, and broaden our markets for our subscription Internet products, and accordingly, we believe our sales and marketing expenses for these products will increase following the third quarter of fiscal 2001.

     General and Administrative. Our general and administrative expenses increased 77% to $7.2 million for the nine months ended October 31, 2000 from $4.1 million for the nine months ended October 31, 1999. This was due primarily to personnel and related costs resulting from our increased infrastructure, system support, corporate expenses associated with being a public company including legal and accounting fees and $1.0 million in expenses from Academic for the nine months ended October 31, 2000.

     Our general and administrative expenses consist primarily of payroll and related costs for executive and administrative personnel, professional services expenses and other general corporate expenses. We expect that general and administrative expenses will increase as our business grows and we expand our staff, increase our infrastructure and incur costs associated with being a public company.

     Stock-Based Compensation. During the nine months ended October 31, 2000 and 1999, we recorded $0.1 million and $8.5 million, respectively, in deferred stock-based compensation as a result of our granting of stock options to employees with exercise prices per share below the fair values per share for our common stock on the dates those options were granted. In addition, during the nine months ended October

31, 2000, we reduced stock-based compensation related to the forfeiture of stock options by terminated employees in the amount of $2.4 million, $1.4 million of which related to our restructuring in July 2000. The deferred stock-based compensation is being amortized to expense on an accelerated basis over the vesting period of the individual options, generally four years. The net amortization of deferred stock-based compensation expense was approximately $0.8 million and $2.5 million for the nine months ended October 31, 2000 and 1999, respectively. As of October 31, 2000, there was approximately $2.1 million to be amortized in future periods.

     Amortization of Intangible Assets. In connection with the acquisitions of Academic, Global Schoolhouse and StudyWeb in the third quarter of fiscal 2000, and LearningPlanet.com and Edutest in the second quarter of fiscal 2001, we recorded intangible assets totaling an aggregate of approximately $68.9 million. We amortize these intangible assets over their respective useful lives, ranging from three to ten years. Our amortization of intangible assets totaled $11.5 million and $1.6 million for the nine months ended October 31, 2000 and 1999, respectively. We expect to record annual amortization expense related to these acquisitions of approximately $16.3 million for fiscal year 2001, $18.7 million for fiscal year 2002, $18.4 million for fiscal 2003, $9.8 million for fiscal 2004, $0.3 million for each fiscal year from 2005 through 2009, and approximately $0.2 million for fiscal 2010.

     Restructuring. In July 2000, we completed a restructuring plan designed to refocus our sales and marketing efforts away from our free Internet products and toward our subscription-based Internet products such as The Lightspan Network, eduTest@School and eduTest@School Plus, which resulted in a $1.6 million charge. The restructuring charge included $1.2 million of involuntary termination benefits relating to the termination of 14 employees in August 2000. We also accrued exit costs of $0.4 million in expenses relating to contractual obligations for services associated with our free Internet site that will no longer be used to generate revenue for us. Through October 31, 2000, we have paid $0.5 million in involuntary termination benefits and exit costs. We anticipate paying the remaining involuntary termination benefits and exit costs through the first quarter of fiscal 2003.

     As we have experienced significant customer interest and acceptance of our subscription Internet services, with many schools looking for web content to deliver on infrastructures that were installed with available funding, we decided to emphasize the subscription part of our K-12 Internet business and reduce the heavy promotional spending necessary to generate consumer traffic for our free site, Lightspan.com. These changes should allow us to reduce spending and focus on earlier profitability.

     With the restructuring described above, we anticipate in fiscal 2001 a reduction in expenses of the following: technology and development by $0.4 million, sales and marketing expenses by $2.5 million, general and administrative expenses by $1.5 million and stock-based compensation expense by $1.0 million. The decrease in stock-based compensation expense in the period of forfeiture related to the forfeiture of stock options by terminated employees in August 2000. We anticipate the restructuring to reduce fiscal 2002 expenses related to technology and development by $6.7 million, sales and marketing expenses by $10.3 million, general and administrative expenses by $1.7 million and stock-based compensation expense by $0.2 million. The reductions were fully implemented during the quarter ended October 31, 2000.

     The foregoing estimated reductions in expenses and spending are forward-looking statements and are subject to risks and uncertainties, including that the costs associated with the restructuring may be higher than we anticipate, that we may not realize the savings that we expect and other risks and uncertainties set forth in "Risk Factors." For any of these reasons, we may not achieve the estimated reductions in the periods or in the amounts indicated, if at all.

     Interest Income (Expense). Our net interest income was $4.9 million for the nine months ended October 31, 2000 as a result of investing the proceeds from our initial public offering in short term, interest-bearing, investment grade securities.

COMPARISON OF FISCAL 2000 AND 1999

REVENUES

     We generate software and internet license revenue, service revenue and hardware revenue. Our total revenues increased to $16.9 million in fiscal 2000 from $10.9 million for fiscal 1999, an increase of 56% due primarily to an increase of $3.0 million in license revenue, $2.8 million in service revenue and $0.2 million in hardware revenue.

     License Revenues. Our license revenues grew to $4.0 million from $1.0 million, an increase of 300%. Our revenues from subscription fees for The Lightspan Network increased to $1.8 million from $1.0 million, an increase of 80% due primarily to an increase in the number of subscribers to The Lightspan Network. The remaining $2.2 million increase related to revenue from Academic licenses.

     Due to our adoption of AICPA Statement of Position 97-2 on February 1, 1998, we did not record any license revenues related to Lightspan Achieve Now in fiscal 2000 or 1999. We recorded deferred revenue of $27.4 million in fiscal 2000, an increase of 32% from $20.7 million in fiscal 1999. This increase was due to increased shipments of Lightspan Achieve Now licenses in fiscal 2000, which resulted from increased sales and marketing efforts, continued market acceptance of our products and expansion of our customer base.

     Service Revenues. Our service revenues increased 75% to $6.5 million in fiscal 2000 from $3.7 million in fiscal 1999 due primarily to an increase in sales of Lightspan Achieve Now licenses, an increase in service rates and an increase in the number of service days for first classroom licenses.

     Hardware Revenues. Our hardware revenues increased 4% to $6.3 million in fiscal 2000 from $6.1 million in fiscal 1999 due to an increase in the number of units we shipped, offset in part by a decrease in the average selling price of the PlayStation game console.

COST OF REVENUES

     Our cost of revenues increased 27% to $9.7 million for fiscal 2000 from $7.7 million for fiscal 1999. Gross margin as a percentage of total revenues was 42% and 30% for the years ended January 31, 2000 and 1999, respectively.

     Cost of License Revenues. Our cost of license revenues increased to $1.2 million from $0.3 million, an increase of 305%.

     Our cost of revenues for subscriptions to The Lightspan Network increased to $0.5 million from $0.3 million, an increase of 81%. This growth was due primarily to an increase in third-party content fees driven by an increase in subscriptions. Gross margin as a percentage of subscription fee revenues from The Lightspan Network decreased to 69% from 70%. This decrease was primarily due to additional network and server costs. Our cost of revenues for Academic licenses was $0.7 million. Gross margin for Academic as a percentage of license revenues was 69%.

     Because we deferred all revenue related to shipments of Lightspan Achieve Now in both fiscal 2000 and 1999, we also deferred the related cost of revenue. Our deferred cost of license revenues for Lightspan Achieve Now licenses was $5.2 million in fiscal 2000, compared to $3.6 million in fiscal 1999, a 45% increase. Gross margin related to deferred Lightspan Achieve Now revenues and deferred cost of revenue was 81% in fiscal 2000 compared to 83% in fiscal 1999.

     Cost of Service Revenues. Our cost of service revenues increased to $3.1 million from $2.4 million, an increase of 32%. This increase was primarily due to an increase in professional services and support personnel to accommodate the growth in sales of Lightspan Achieve Now licenses and related services. Gross margin as a percentage of service revenues increased to 52% from

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36%. This increase was primarily due to our service revenues increasing at a greater rate than our fixed professional development costs.

     Cost of Hardware Revenues. Our cost of hardware revenues increased to $5.4 million from $5.0 million due primarily to an increase in hardware revenue. Gross margin as a percentage of hardware revenues remained relatively constant.

EXPENSES

     Technology and Development. Our technology and development expenses increased to $12.4 million for fiscal 2000 from $10.6 million for fiscal 1999, an increase of 17%. This increase was due to our hiring of additional personnel for Web site design and development and a shift of some existing development personnel and related costs to our Internet business as we expanded our Internet offerings and the addition of Academic technology and development expense of $0.8 million. These increases were partially offset by a reduction in development personnel and related costs that occurred in the second half of the prior fiscal year and continued throughout this year following completion of initial design and development of substantially all of our Lightspan Achieve Now titles.

     Sales and Marketing. Our sales and marketing expenses increased to $35.6 million for fiscal 2000 from $23.0 million for fiscal 1999, an increase of 55%. This increase was attributable to an increase in marketing personnel and marketing and promotional activities, particularly in connection with the launch of Lightspan.com and the continued promotion of Lightspan Achieve Now and Academic sales and marketing expense of $2.0 million.

     General and Administrative. Our general and administrative expenses increased to $6.7 million for fiscal 2000 from $3.6 million for fiscal 1999, an increase of 86%. This increase was due primarily to increased personnel and related costs, particularly in our finance and management information systems departments, additional legal fees and settlement costs accrued in the current year associated with a lawsuit brought by a former employee, which was settled in August 1999, an increase in our allowance for doubtful accounts and $1.3 million in expenses from Academic.

     Stock-Based Compensation. In fiscal years 2000 and 1999, we have recorded $8.7 million and $0.2 million, respectively, in deferred stock-based compensation as a result of our granting of stock options to employees with exercise prices per share deemed to be below the fair values per share for our common stock on the dates those options were granted. The deferred stock-based compensation is being amortized to expense on an accelerated basis over the vesting period of the individual options, generally four years. The deferred stock-based compensation expense was approximately $3.7 million for fiscal 2000. As of January 31, 2000, there was approximately $5.2 million to be amortized in future periods.

     Amortization of Intangible Assets. In connection with the acquisitions of Academic, Global Schoolhouse and StudyWeb, we recorded intangible assets totaling an aggregate of approximately $54.6 million, including goodwill of $28.8 million. We amortize intangible assets over their respective useful lives, ranging from three to ten years. Our amortization of intangible assets totaled $5.0 million for fiscal 2000 and represents amortization related to Academic since September 20, 1999, Global Schoolhouse since September 2, 1999, and StudyWeb since October 28, 1999.

     Interest Income (Expense). Our net interest income increased to $0.5 million for fiscal 2000 from $0.4 million for fiscal 1999, an increase of 15%. This increase was due to higher average cash balances available for investment in fiscal 2000.

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COMPARISON OF FISCAL 1999 AND 1998

REVENUES

     Our total revenues decreased 51% to $10.9 million during fiscal 1999, from $22.3 million during fiscal 1998.

     License Revenues. Our license revenues decreased to $1.0 million in fiscal 1999 from $15.0 million in fiscal 1998. The decrease in 1999 was due to the adoption of AICPA Statement of Position 97-2, under which we were required to defer $20.7 million of revenue related to shipments of Lightspan Achieve Now licenses made in 1999 which would otherwise have been recognized under AICPA Statement of Position 91-1. The decrease in 1999 was offset, to a lesser extent, by increases in the number of subscriptions to The Lightspan Network.

     Service Revenues. Our service revenues increased to $3.7 million in fiscal 1999 from $2.0 million in fiscal 1998. This 90% increase was due primarily to increases in sales of Lightspan Achieve Now licenses. All customers that purchase our Lightspan Achieve Now curriculum also purchase professional service and support.

     Hardware Revenues. Our hardware revenues increased to $6.1 million in fiscal 1999 from $5.3 million in fiscal 1998. This 15% increase was due to increased sales of Lightspan Achieve Now licenses and hardware, partially offset by reductions in the cost of PlayStation game consoles to us that we passed through to our customers.

COST OF REVENUES

     Our cost of revenues decreased to $7.7 million, or 33% in fiscal 1999 from $11.4 million in fiscal 1998. Gross margin as a percentage of revenues decreased to 30% in fiscal 1999 from 49% in fiscal 1998.

     Cost of License Revenues. Our cost of license revenues decreased to $0.3 million in fiscal 1999 from $4.9 million in fiscal 1998, a decrease of 94%, due to the deferral of cost of revenue related to Lightspan Achieve Now license revenue deferred as a result of the adoption of AICPA Statement of Position 97-2. Gross margin as a percentage of license revenues increased to 70% in fiscal 1999 from 67% in fiscal 1998.

     Cost of Service Revenues. Our cost of service revenues grew to $2.4 million in fiscal 1999 from $1.8 million in fiscal 1998. This increase was due to increases in professional development services and support personnel to accommodate the growth in sales of Lightspan Achieve Now licenses and related services. Gross margin as a percentage of service revenue increased to 36% in fiscal 1999 from 11% in fiscal 1998. This increase was due to increased utilization of our professional development staff, an increase in the average number of days of service sold per license, improved billing of customers for services provided beyond the scope of the original license agreement, and, in general, our service revenues increasing at a greater rate than our fixed professional development costs.

     Cost of Hardware Revenues. Our cost of hardware revenues increased to $5.0 million in fiscal 1999 from $4.7 million in fiscal 1998. This increase was due to increased Lightspan Achieve Now license sales, offset in large part by our transition to the PlayStation game console, a less expensive hardware platform than the hardware platforms that we had previously provided to our Lightspan Achieve Now customers, often at low or negative margins. Gross margin as a percentage of hardware revenues increased to 19% in fiscal 1999 from 10% in fiscal 1998. This increase was due to the transition to the higher-margin PlayStation game console platform.

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EXPENSES

     Technology and Development. Our technology and development expenses decreased to $10.6 million in fiscal 1999 from $14.8 million in fiscal 1998, a 28% decrease. This decrease was due to reductions in development personnel and related costs associated with completion of most of our Lightspan Achieve Now titles. By the end of fiscal 1999, substantially all design, development and testing had been completed on our Lightspan Achieve Now product line.

     Sales and Marketing. Our sales and marketing expenses increased 13% to $23.0 million in fiscal 1999 from $20.3 million in fiscal 1998 as a result of increased personnel in marketing, increased commissions and bonuses as the result of growing sales, and additional marketing and promotional activities. The increase was partially offset by a decrease in personnel and related costs in the sales and professional development organizations due to a reduction in headcount during the last half of fiscal 1999.

     General and Administrative. Our general and administrative expenses increased 32% to $3.6 million in fiscal 1999 from $2.7 million in fiscal 1998 primarily due to $1.1 million in legal and settlement costs associated with a lawsuit brought by a former employee, which was settled in August 1999, and an increase in personnel and other costs related to our growth, partially offset by decreases in bad debt expense in fiscal 1999 as compared to fiscal 1998.

     Interest Income (Expense). We earned net interest income of $0.4 million in fiscal 1999, as compared to net interest expense of $0.5 million in fiscal 1998. Our net interest income in fiscal 1999 compared to our net interest expense in fiscal 1998 was due to higher average cash balances in the six months ended July 31, 1998, when we received proceeds of a Series D preferred stock financing. Our interest expense for fiscal 1999 and fiscal 1998 is attributable to the utilization of our equipment lease lines and borrowings against our revolving line of credit.

ACADEMIC SYSTEMS CORPORATION ACQUISITION

     We acquired Academic Systems Corporation in September 1999. Academic develops, markets and sells curriculum-based educational software to colleges and universities for use by under-prepared college students. Academic offers five course programs -- four in mathematics covering elementary algebra to college algebra, and one in English covering remedial writing and freshman composition. Academic's products also include a student management system that can be run on the Internet or the college's own network. The acquisition was accounted for as a purchase.

     Revenues consist primarily of fees for licenses and implementation of Academic's software, customer training, books and materials, upgrades and support. Academic enters into license agreements under which software, support and other services are provided to a customer for a fixed fee for a specified period of time. License revenues are recognized upon contract signing and delivery of the software, provided the related fee is fixed and determinable and collection of the fee is probable. The revenues associated with books and materials are recognized upon shipment and revenues for services are recognized when the services are performed.

     The cost of license revenues consists of costs related to materials for CD-ROMs, assembly and distribution of CD-ROMs, print materials and third-party royalties.

LEARNINGPLANET.com ACQUISITION

     On May 26, 2000, we acquired LearningPlanet.com, a popular education Web destination for kids and their parents. The acquisition will augment the extensive collection of preschool through high school curriculum-based learning activities already available in our Internet products and services. LearningPlanet.com features creative and instructional learning activities in mathematics and language arts. Launched in June 1999, LearningPlanet.com has focused on creating activities for kids

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that are both entertaining and educational. We acquired the LearningPlanet.com
Web site and related technology and assets in exchange for a combination of approximately $450,000 in our common stock and cash. The acquisition was accounted for as a purchase.

EDUTEST ACQUISITION

     We acquired Edutest, Inc. in June 2000. Edutest is a provider of Internet-based educational testing and assessment products. Edutest offers a combination of online assessment products and proprietary test questions covering language arts, mathematics, history and science which allow educators to assess their students' progress in the classroom. Test results can be analyzed at the school district level, the school level and the classroom level.

     In connection with our acquisition of Edutest, we issued 1,028,543 shares of our common stock and paid approximately $2.4 million in cash, $1.3 million of which was paid to common shareholders, and the remaining $1.1 million of which was paid in satisfaction of various obligations of Edutest, in exchange for all of the outstanding shares of capital stock of Edutest. In addition, we may issue up to 228,561 shares of our common stock eighteen months from June 23, 2000 and up to $2.5 million in stock shortly after July 31, 2001 if Edutest meets certain revenue based performance criteria. The acquisition was accounted for as a purchase.

     Edutest revenues consist primarily of license fees, and fees paid for customer training and support. Edutest enters into license agreements under which Internet-based assessment instruments, which are delivered on-line, and other services are provided to a customer for a fixed fee for a specified period of time. License revenues are recognized over the term of the agreement, provided the contract is signed, delivery of the assessment instruments is complete, the related fee is fixed and determinable and collection of the fee is probable. The revenues associated with customer training and support are recognized when the services are performed.

     The cost of Edutest license revenues consists of costs related to server and network fees and cost of service revenues consist of labor costs and overhead related to professional development personnel.

BUSINESS COMBINATIONS AND PURCHASE ACCOUNTING

     The acquisitions of Academic, Global Schoolhouse and StudyWeb were accounted for as purchases. During the year ended January 31, 2000, we paid net cash of $4.3 million for these acquisitions. During the nine months ended October 31, 2000, we acquired Edutest, Inc. and LearningPlanet.com, both accounted for as purchases, for a net cash amount of $2.6 million.

     The purchase price for the acquisitions of Academic was allocated to the assets acquired, consisting principally of goodwill and intangible assets which are being amortized over useful lives ranging from four to ten years. The purchase prices of Global Schoolhouse and StudyWeb were allocated to the assets acquired, primarily intangibles related to the Web sites acquired, which are being amortized over useful lives of three years. The purchase price for the acquisitions of Edutest and LearningPlanet.com was allocated to the assets acquired, consisting principally of goodwill and intangible assets which are being amortized over useful lives of three years.

     The assets and operations of Edutest, LearningPlanet.com Global Schoolhouse and Study Web are included in the Internet K-12 segment. The assets, liabilities and operations of Academic comprise the Higher Education segment. The results of operations for all four acquired businesses, including the related amortization of intangible assets, have been included in our consolidated results of operations from the dates of acquisition.

     Amortization of intangibles and goodwill for the year ended January 31, 2000 was $5.0 million and for the nine months ended October 31, 2000 was $11.5 million. As of October 31, 2000, we expect to record annual amortization expense related to the acquisitions of Academic, Global Schoolhouse,

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

StudyWeb, LearningPlanet.com and Edutest of approximately $16.3 million for fiscal year 2001, $18.7 million for fiscal 2002, $18.4 million for fiscal year 2003, $9.8 million for fiscal 2004, $0.3 million for each fiscal year from 2005 through 2009, and $0.2 million for fiscal year 2010.

OTHER RELATIONSHIPS

CINAR Corporation

     In October 1999, we agreed to pursue several potential strategic initiatives with CINAR Corporation. CINAR is an integrated entertainment and education company that develops, produces, markets and distributes high-quality programming and supplemental education products for children, families and educators. CINAR markets and distributes its animated and live-action children's and family programming to broadcast, cable and other media outlets worldwide. CINAR's productions include the two-time Emmy award-winning Arthur,the top-rated children's television program in the United States, as well as Are You Afraid of the Dark?, Wimzie's House, Lassie, The Busy World of Richard Scarry and The Adventures of Paddington Bear. CINAR also publishes and distributes approximately 2,000 supplemental education products for pre-kindergarten through eighth grade that enhance classroom curricula and foster continued learning in the home. CINAR's products are sold each year to more than 1.6 million teachers and 370,000 daycare providers in North America.

     As part of our agreement, CINAR purchased 2,500,000 shares of our Series E preferred stock at $5.00 per share, which converted into 1,250,000 shares of common stock upon completion of our initial public offering. CINAR also purchased $10 million of our common stock, or 833,333 shares, in a private placement that occurred concurrently with our initial public offering at the initial public offering price of $12 per share. We also granted CINAR a warrant to purchase 500,000 shares of our Series E preferred stock at an exercise price of $5.00 per share (which became a warrant to purchase 250,000 shares of common stock at an exercise price of $10.00 per share upon completion of our initial public offering) that will vest upon the achievement of various agreed-to strategic goals. The planned strategic initiatives include such projects as

     - a convergence educational television series, combining broadband interactive offerings and standard television;

     - the co-development of a pre-kindergarten educational portal featuring CINAR's subsidiary HighReach Learning; and

     - a series of other co-marketing and distribution arrangements such as the international distribution of Lightspan products.

     As part of our agreement with CINAR, Ronald A. Weinberg, a CINAR board member, joined our board. On May 16, 2000, Mr. Weinberg resigned from our board and Mr. Barrie Usher, CINAR's Chief Executive Officer, was appointed in his place.

Cox Communications

     In January 2000, we agreed to pursue strategic initiatives with Cox Communications Holdings, Inc. Cox Communications is among the nation's largest broadband communications companies, serving more than 3.8 million customers in 18 locations. Cox Communications also provides a wide variety of services to schools in its cable communities through its "Cable in the Classroom" initiative, which provides public schools with free basic cable service and learning guides. As part of our agreement, Cox Communications purchased $12.5 million of our common stock, or 1,041,667 shares, in a private placement that occurred concurrently with our initial public offering. We also granted to Cox Communications a warrant to purchase 750,000 shares of our common stock at an exercise price of $12.00 per share upon the closing of our initial public offering. The warrant will vest upon the earlier of either achievement of various agreed-to strategic goals related to the proposed use of Lightspan Achieve

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
Now and Lightspan.com products in trials by Cox Communications of cable offerings over digital set-top boxes or February 9, 2001.

     As part of our agreement with Cox Communications Holdings, Inc., Thomas F. Nagel, Cox Communications Inc.'s Vice President of Business Development, joined our board as of the close of our initial public offering. Mr. Nagel subsequently resigned on March 31, 2000 and in May 2000, Mr. David M. Woodrow, Executive Vice President of Business Development for Cox Communications, Inc., joined our board. Mr. Woodrow subsequently resigned from Cox Communications on August 17, 2000 and on September 13, 2000 Dallas S. Clement, Senior Vice President of Strategy and Development of Cox Communications, Inc., joined our board.

Gateway

     In January 2000, Gateway Companies, Inc. agreed to purchase $3.0 million of our common stock, or 250,000 shares, in a private placement that occurred concurrently with our initial public offering. Gateway, a manufacturer of personal computers, is Lightspan's preferred provider of personal computers.

     In February 2000, Lightspan entered into an Internet sponsorship agreement with Gateway, a one year agreement that expires January 31, 2001, whereby Lightspan will promote the products and services of Gateway by providing certain online and offline exposure. In return, Gateway will pay an annual fee of $500,000; $125,000 within 30 days of execution of the agreement and thereafter in equal quarterly installments. The sponsorship agreement will be extended beyond one year if certain online exposure requirements are not met and is renewable for an additional year by Gateway.

SPRINGING WARRANTS

     Upon the completion of our initial public offering of common stock in February 2000, warrants to purchase up to 2,760,160 shares of Series D preferred stock at $0.02 per share converted into warrants to purchase up to 1,380,080 shares of common stock and were automatically exercised, resulting in the issuance of 1,377,762 shares of common stock (after application of certain "net exercise" provisions that permitted exercise without additional cash payment combined with the issuance of a reduced number of shares). As a result, on February 15, 2000, we accounted for the intrinsic value of these warrants as a preferred stock dividend of $16.5 million. Such amount also increased the net loss per share applicable to common stockholders for the nine months ended October 31, 2000 and will increase the net loss or decrease the net income applicable to common stockholders for periods including February 15, 2000.


LEGAL MATTERS

     In July 1996, a former employee commenced legal action against us, alleging causes of action for fraud, breach of contract, negligent misrepresentation and conversion. On August 26, 1999, we entered into a settlement agreement and release with the former employee, the terms of which are subject to confidentiality provisions. During the year ended January 31, 1999, we recorded a charge of approximately $1.1 million for anticipated settlement and legal costs related to this case and during the year ended January 31, 2000, we recorded an additional charge of approximately $467,000 to cover additional costs related to the settlement. In the nine months ended October 31, 2000, we paid the remaining settlement costs and legal fees of approximately $0.6 million for a total of $1.6 million in legal and settlement costs related to this case.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through January 2000, we financed our operations and met our capital expenditure requirements primarily with the net proceeds from private sales of equity securities totaling approximately $143.6 million. On February 15, 2000, we completed our initial public offering of 7,500,000 shares of common stock at an initial offering price of $12.00 per share. We also

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completed private placement offerings concurrently with our initial public offering with CINAR, Cox Communications and Gateway Companies, Inc. for 833,333, 1,041,667 and 250,000 shares, respectively. The proceeds from these offerings, after deducting the underwriting discount and commissions and offering expenses and payment of financial advisory fees relating to our private placements, were approximately $106.0 million. In March 2000, the underwriters exercised 655,150 shares of their overallotment option for total proceeds to us, net of discounts and commissions, of $7.3 million. At October 31, 2000, we had $69.2 million of cash and cash equivalents and $25.3 million in short-term investments. The expansion of our business will require significant additional capital to fund operating losses, capital expenditures and working capital needs. We have incurred significant losses since our inception and expect to incur substantial losses for the foreseeable future.

     Our working capital has fluctuated significantly since our inception. This is due, in large part, to the timing of cash payments to vendors, cash collections from customers, varying resources required for development efforts on our product offerings, as well as receipt of cash from our preferred stock financings, initial public offering, private placements and other equity offerings. We expect that our working capital requirements and cash position will fluctuate significantly from period to period for the foreseeable future. These fluctuations may be caused by increased spending to support our growth in operations, strategic investments, or acquisitions.

     Net cash used in operating activities was $36.0 million for the nine months ended October 31, 2000 and $11.8 million for the nine months ended October 31, 1999. Net cash used during these periods was primarily to fund technology and development, sales and marketing, including promotion of Lightspan.com, and general and administrative costs associated with the development and deployment of our Lightspan Achieve Now and Academic curriculum and Internet products and services. We expect our negative operating cash flow to continue for the foreseeable future.

     Net cash used in investing activities was $14.1 million for the nine months ended October 31, 2000, relating primarily to the purchases, offset by maturities, of short-term investments purchased with proceeds from our initial public offering. Net cash used in investing activities for the nine months ended October 31, 1999 was $5.6 million related primarily to $4.3 million in cash paid for the acquisitions of Academic, Global Schoolhouse and StudyWeb and $1.3 million in the purchases of property and equipment.

     Net cash provided by financing activities was $114.2 million for the nine months ended October 31, 2000, relating primarily to the proceeds from our initial public offering, private placements and the underwriter's exercise of their overallotment option. Net cash provided by financing activities was $33.0 million for the nine months ended October 31, 1999, related primarily to the proceeds from the issuance of preferred stock.

     In April 2000, our line of credit with a financial institution, of $10.0 million or 75% of eligible accounts receivable with interest at the bank's prime rate plus 1.5% and collateralized by substantially all of our assets, expired without renewal. We did not renew the line of credit as a result of the cash reserves provided by the proceeds from our initial public offering. We are currently evaluating the need for future lines of credit.


     In September 1999 we completed our acquisition of Academic, pursuant to which we issued 7,191,839 shares of our Series E preferred stock pursuant to various exchange ratios applied to the various classes and series of capital stock of Academic. However, we believed a small number of former Academic stockholders had rights to additional shares of our stock. As a result, on March 3, 2000, we issued 534,008 shares of common stock to those stockholders.

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     On May 26, 2000, we acquired LearningPlanet.com, an education Web destination for students and parents, including the LearningPlanet.com Web site and related technology and assets, in exchange for up to $450,000 in our common stock and cash.

     On June 23, 2000, we acquired Edutest, Inc., a provider of Internet-based educational testing and assessment products, for a combination of cash and shares of our common stock with a value of up to $15.7 million. The aggregate consideration received by Edutest's shareholders at closing was $2.4 million in cash, $1.3 million of which was paid to common shareholders, and the remaining $1.1 million of which was paid in satisfaction of various obligations of Edutest, and 1,028,543 shares of our common stock which had a value of $9.0 million assuming a per share price of $8.75. In addition, we may issue up to 228,561 shares of our common stock eighteen months from June 23, 2000 and may issue up to $2.5 million in stock shortly after July 31, 2001 if Edutest meets certain revenue based performance criteria. The acquisition was accounted for as a purchase.

     Our future capital requirements will depend on a variety of factors, including market acceptance of our products and services and the resources we devote to developing, marketing, selling and supporting our products. We expect to devote substantial capital resources in connection with:

     - brand maintenance, advertising, marketing and promotional activities;

     - continued development and expansion of our Internet offerings and content;

     - hiring personnel, including additional Internet systems, sales and marketing, and product development personnel; and

     - acquiring additional office space and other necessary facilities.

     In addition, we may devote substantial capital resources to strategic acquisitions and relationships.

     As of October 31, 2000, we believe that our cash and cash equivalents and the net proceeds from our initial public offering and private placements will be sufficient to fund our operations for at least the next 12 months. Despite our expectations, we may need to raise additional capital before the end of the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and hedging Activities-Deferral of the Effective Date of FASB Statement 133. The statement defers the effective date of SFAS No. 133 and will become effective for us for the year ending January 31, 2002. We are currently in the process of reviewing the impact of this standard on our current reporting and disclosures.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, Revenue Recognition in Financial Statements. We will adopt SAB 101 in the fourth quarter of fiscal 2001. SAB 101 requires, among other things, that license and other up-front fees be recognized over the term of the agreement, unless the fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. We currently recognize revenue in compliance with SAB 101 and do not expect the adoption will have a material effect on our financial position and results of operation.

     In March 2000, the FASB issued FASB Interpretation No. 44, or FIN 44, Accounting for Certain Transactions involving Stock Compensation, which contains rules designed to clarify the

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

application of Accounting Principles Board 25. FIN 44 became effective on July 1, 2000 and we adopted at that time. The adoption of FIN 44 did not have an impact on our results of operations or financial position.

INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited, however, to the interest rates which are tied to market rates, and our investments in interest sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at January 31 or January 31, 2000 or 1999. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

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                                    BUSINESS

INTRODUCTION

     Lightspan, Inc. provides curriculum-based educational software and Internet products and services used both in school and at home. We were founded in 1993 on the philosophy of using technology to increase student achievement by connecting the school to the home. Our technology, delivery systems and content help increase student interest in learning, parental involvement in their children's education, and productive interaction among teachers, parents and students. Over 470 studies by schools that use our products and services show that our products improve overall student performance.

     Lightspan Achieve Now, our product for students in kindergarten through eighth grade, or K-8, is a series of media-rich, interactive software programs that covers the core curriculum -- language arts, reading and math. We sell it exclusively to schools and school districts for use in both the classroom and at home. As of October 31, 2000, the Lightspan Achieve Now curriculum has already been purchased by over 1,000 school districts in 46 states and implemented in approximately 3,030 schools and approximately 14,900 classrooms, representing a total of approximately 168,900 student and teacher licenses. Our Academic products provide a series of curriculum-based software that addresses the math and writing needs of under-prepared college students. As of October 31, 2000, these products are in use in over 280 colleges and universities across the United States. Also as of October 31, 2000, our Internet preK-12 products and services are used in over 31,400 schools, of which over 2,600 schools are using the Lightspan Network and eduTest.com. In October 2000, Lightspan.com was used by over 586,000 unique users.

     We offer the following integrated family of Internet products and services through our Web site, Lightspan.com:

     - The Lightspan Network, a curriculum-based online subscription service marketed to schools for classroom and home use;

     - eduTest@School and eduTest@School Plus, services that offer a combination of online assessment products and proprietary test questions covering language arts, mathematics, history and science, allowing educators to assess their students' progress in the classroom;

     - Lightspan Early Learning, a subscription-based online education service for preschoolers;

     - Global Schoolhouse, a leading education Web site where teachers can develop and manage collaborative learning projects online;

     - Lightspan Learning Search, a service that sorts the most valuable educational Web sites, lesson plans and activities from the Internet by grade and subject for easy access for teachers, students and parents;

     - StudyWeb, a leading research Web site that helps parents, teachers and students find educational information and resources on the Web;

     - LearningPlanet.com, an education Web site for students and parents that features creative and instructional learning activities in mathematics and language arts;

     - Your Class Online, a service that enables teachers to easily create customized Web pages for their classrooms;

     - Your School Online, a school Web site builder that easily integrates with Your Class Online and with existing school or district Web sites;

     - e-commerce affiliate relationships including our partnership with SmarterKids.com, a Web site that sells educational products online; and

     - selected additional content for teachers, parents and students.

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     Our objective is to become the leading provider of technology-delivered, curriculum-based supplemental study materials in pre-school through college education. To achieve this objective, we expect to draw on the educational technology and Internet experience of our management, sales and marketing and Internet teams to pursue the following strategies:

     - capitalize on our current market position;

     - enhance our Lightspan Achieve Now curriculum with content delivery available through new Internet and broadband technologies;

     - continue to promote and enhance our subscription-based Internet products;

     - continue to develop and enhance Lightspan.com; and

     - pursue strategic acquisitions and relationships.

     Through June 1996, our activities consisted primarily of designing and developing Lightspan Achieve Now. To supplement our product offerings, we introduced The Lightspan Network in January 1997 and launched Lightspan PageOne, the predecessor to Your Class Online, in June 1999. We acquired Academic Systems Corporation and Global Schoolhouse in September 1999 and StudyWeb in October 1999. We also introduced Lightspan.com in September 1999, and enhanced it with the Lightspan Learning Store in October 1999 and Your School Online and Your Class Online in February 2000. We changed our name to Lightspan, Inc. in April 2000. In May 2000, we acquired LearningPlanet.com and in June 2000, we acquired Edutest, Inc. In August 2000, we introduced Lightspan Achieve Now version 2.0.

PRODUCTS

     Our products and services are technology-based educational tools and resources that can be used by teachers, students and families to increase student performance.

     Over 470 studies by schools that use our products and services show that our products improve student performance in reading or mathematics or in both subjects. A composite analysis of studies conducted by schools at 36 sites and covering 4,650 students shows that, on average, 24% more Lightspan Achieve Now students were successful in reading and 46% more Lightspan Achieve Now students were successful in mathematics than their peers who did not use the Lightspan Achieve Now curriculum, as measured by performance on standardized tests. In part because of its demonstrated impact on student achievement, our Lightspan Achieve Now curriculum has been included as a skill-and-content-based reform model eligible for funding by the U.S. Department of Education's Comprehensive School Reform Demonstration program. Several independent studies conducted by colleges that use our Academic Systems products have shown that these products, compared to traditional lecture taught courses, increase pass rates, keep more students enrolled in the courses covered and increase students' performance in follow-on course work.

     K-8

     Lightspan Achieve Now is a series of media-rich, interactive software programs that covers the core curriculum of language arts, reading and math, and is designed to enhance learning in both the classroom and at home. Lightspan Achieve Now is a supplement to textbooks and other materials used in K-8 schools and covers more than 80% of the typical K-8 reading, language arts and mathematics curricula. Lightspan Achieve Now incorporates a variety of interactive formats and varying levels of difficulty to cover a specific set of educational objectives and to address a diverse range of learning styles, making it possible to reach each student in a class more effectively. The Lightspan Achieve Now curriculum features stories and original characters designed around an active learning approach, which is intended to provide the learner with essential components of an effective

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

learning environment including motivation to master a skill or concept, learning by doing, practice and application of the skill or concept to another situation.

     We deliver our reading and language arts and mathematics curricula in imaginary "worlds" -- episodic, interactive series with a consistent set of characters that are designed to cover a broad range of curriculum objectives. Generally, each world is contained on a series of CD-ROMs, or titles, which are divided into multiple "Adventures." Our Adventures are developed with the assistance of an advisory board of reading, language arts and mathematics educators, an advisory board of video game developers, television writers and commercial animators. The Lightspan Achieve Now curriculum was developed using entertainment industry production techniques and features full motion digital video and 3-D animation.

     Our Lightspan Achieve Now language arts and reading curriculum provides a variety of learning paths, all with a single objective -- improving literacy and communication -- and is designed to ensure that all students succeed in listening, speaking, reading, writing, viewing and producing. The Adventures that comprise our Lightspan Achieve Now reading and language arts curriculum address vocabulary comprehension, critical thinking skills, study skills, the writing process, print and text recognition, phonics, decoding, and many other areas covered by the typical K-8 reading and language arts curriculum.

     Our Lightspan Achieve Now math curriculum is designed to provide a set of experiences that increase student confidence and encourage students to solve problems, think mathematically and apply and communicate their thinking. The Adventures that comprise our Lightspan Achieve Now mathematics curriculum address number sense, critical thinking, number theory, estimation, geometry and many other areas covered by the typical K-8 mathematics curriculum.

     Lightspan Achieve Now licenses are sold on a perpetual license basis for approximately $600 per student license and $2,650 per teacher license including materials. A complete Lightspan Achieve Now program consists of teacher licenses containing approximately 35 CD-ROM titles appropriate to each grade level, instructional materials, student licenses for each student containing the same CD-ROM titles as those included with the teacher licenses, student pre-tests, post-tests and progress checks, parenting and other materials, professional development visits, and evaluation criteria to meet accountability standards.

     In August 2000, we released Lightspan Achieve Now version 2.0 which supplements its predecessor program, Lightspan Achieve Now. Lightspan Achieve Now version 2.0, which was available for delivery in August 2000, is designed for students in kindergarten through grade eight and enhances the reading, language arts and mathematics content with an online component that correlates directly with the Lightspan Achieve Now curriculum. This online component is available when a school subscribes to The Lightspan Network, Lightspan's premier online resource for classrooms. Teachers, students and parents can then log on to Lightspan Achieve Now Online(TM) to access new learning activities and resources that support the extended use and implementation of Lightspan Achieve Now such as the School Focus channel which features lesson plans linked to the Lightspan Achieve Now software and online progress tests, the Lightspan Adventures channel which features all new reading, language arts and mathematics activities tied to school objectives, and the Family Focus channel which features over 900 online learning activities in both English and Spanish.

     We also added two new Lightspan Adventures CDs to Lightspan Achieve Now version 2.0. These new Lightspan Adventures include lessons in phonics, phonemic awareness, reading comprehension and vocabulary development. This balanced literacy program contains a structured curriculum that is designed to be flexible enough to meet the needs of teachers who use instructional strategies based on both phonics and whole-language for teaching students to read. These new

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
Adventures are supported with curriculum materials and professional development to help teachers implement the program effectively.

     Lightspan Achieve Now version 2.0 also includes a series of six professional development CDs providing teachers with information on the latest teaching strategies to help them tailor their instruction to meet the needs of each student.

     Lightspan Achieve Now's curriculum runs on both PlayStation game consoles and on MPEG-capable, Windows-based personal computers, though use at home is currently almost always on PlayStation game consoles. We plan to continue development of new titles to meet changing education trends and to refresh the product over time.

     PREK-12 INTERNET

     Our family of Internet products and services provides teachers, students and parents with a wide array of online learning resources.

Lightspan.com

     All of our Internet products and services can be found at www.lightspan.com, including The Lightspan Network, Global Schoolhouse, Lightspan Learning Search, StudyWeb, Edutest products, LearningPlanet.com, Your Class Online and its predecessor, Lightspan PageOne, Your School Online and e-commerce affiliate relationships including our partnership with SmarterKids.com. We plan to continually expand and enhance the products and services offered through Lightspan.com.

The Lightspan Network

     The Lightspan Network is our premium online subscription service for classroom and home use. It provides a rich array of curriculum-based K-8 content correlated to state academic standards in an advertising-free environment. We charge a subscription fee of approximately $3,000 annually to each subscribing school for The Lightspan Network. The Lightspan Network:

     - provides curriculum-based Internet activities and lesson plans aligned to state standards;

     - offers approximately 100 interactive, curriculum-based, adventure-filled learning activities developed by educators that cover reading, mathematics, writing, vocabulary development, and Web literacy;

     - provides access to a database of over 121,000 educational and educator-reviewed Web sites, activities and lesson plans that have been reviewed by educators and correlated to state standards;

     - offers teachers Ed-mail, a personal e-mail account featuring special security measures created specifically for use in schools;

     - provides tools to enhance Internet research and student learning with an encyclopedia subscription; and

     - offers customer support through our professional development staff and access to our telephone help line.

Edutest products

     In June 2000, we acquired Edutest, Inc. a provider of Internet-based educational testing and assessment products. The acquisition is expected to add valuable products to our line of Internet-based solutions for the K-12 market and to further our commitment to improve achievement for all students. Edutest offers a combination of online assessment products and proprietary test questions,

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

eduTest@School and eduTest@School Plus, covering language arts, mathematics, history and science, allowing educators to assess their students' progress in the classroom. The results can be analyzed at the school district level, the school level, and the classroom.

Lightspan Early Learning

     The Lightspan Early Learning online service was developed cooperatively between Lightspan and Pennsylvania's CyberStart Educational Advisory Committee. It includes:

     - Interactive learning activities for preschoolers;

     - Interactive stories that reinforce early literacy;

     - Internet resources and enrichment materials for childcare workers to use with preschool children;

     - Lesson plans that adhere to the positioning of National Association for the Education of Young Children;

     - Monitored, interactive forums for parents, children, and childcare workers;

     - A Learning Search to easily locate resources, lesson plans, and learning activities for preschoolers;

     - Internet resources for childcare workers to use with preschool children; and

     - Professional development and training for childcare workers in using the Internet and the Lightspan Early Learning service.

Global Schoolhouse

     In September 1999, we acquired Global Schoolhouse, a Website that enables classroom to classroom collaboration by allowing educators to share ideas and create projects together online. Global Schoolhouse began as a pilot project of the National Science Foundation. Global Schoolhouse has teamed with individuals, schools, businesses, and community organizations to design, develop and manage hundreds of collaborative online learning projects each year. Global Schoolhouse offers:

     - Cyberfair, an annual global Internet competition for children in grades K-12, who showcase their local communities by designing their own Web sites;

     - CU-Schools Videoconferencing, a real-time, community-building conferencing system that lets students and their teachers learn and collaborate online; and

     - Internet Projects Registry, a registry of classroom projects from teachers all over the world.

Lightspan Learning Search

     We developed the Lightspan Learning Search as a resource compiler for collecting the best of educational Web sites, lesson plans, encyclopedia articles, and activities from the Internet, and guiding the user to expert-selected Web sites and online educational content on Lightspan.com and the World Wide Web. Lightspan Learning Search also sorts the educational content by grade and subject for easy access for teachers, students and parents.

StudyWeb

     In October 1999, we acquired StudyWeb, a "homework helper" Web site. StudyWeb was started approximately four years ago to specifically address one of the needs most frequently cited by parents,

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teachers and students seeking to use the Web for educational purposes -- finding research resources as easily as possible on the Web without encountering inappropriate materials. StudyWeb has developed a sophisticated system for identifying and reviewing Web sites, and has built a database with more than 121,000 Web site reviews. Reviews are categorized by subject matter and include grade level recommendations, content descriptions and other useful information. StudyWeb serves as the basis for Lightspan Learning Search.

LearningPlanet.com

     In May 2000, we acquired LearningPlanet.com, an education Web destination for students and their parents. LearningPlanet.com features creative and instructional learning activities in mathematics and language arts and has supplemented our existing K-12 products and services with pre-school learning activities. Launched in June 1999, LearningPlanet.com has focused on creating activities for students that are both entertaining and educational.

Your Class Online

     Your Class Online helps teachers quickly and easily build a customized classroom Web site and assemble the best educational resources available on the Internet to support their classroom instruction and allows teachers to:

     - access to Lightspan's Learning Search with over 121,000 educational Web sites, encyclopedia articles, activities, and lesson plans which have been reviewed by educators;

     - bookmark favorite sites;

     - post homework assignments;

     - access on-line reference resources such as a dictionary, thesaurus, and encyclopedia;

     - use a variety of curriculum-based interactive learning activities in their classrooms; and

     - share these features in a password-protected environment with students' families.

Your School Online

     Your School Online is a free Web site builder for schools. Your School Online allows teachers to automatically integrate their classrooms' Your Class Online home pages with their school's home page. We also expect that Your School Online will work with many other Web publishing tools that a school might have in place. Its features include:

     - the ability to organize and compile Web links;

     - a calendar of events that makes it easy for parents and students to find out what events or activities are happening at school;

     - a simple way for users to connect to Your Class Online home pages for particular classrooms within a given school;

     - a place for administrators to post notes and announcements and receive feedback;

     - a school contact page which allows parents to easily send e-mail to a school representative; and

     - easy access to Web site usage statistics to help administrators understand what is popular on their site.

     We have also developed certain e-commerce affiliate relationships, including our partnership with SmarterKids.com which offers educational products online to teachers and families. As we expand

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and enhance Lightspan.com, we plan to include links from products that
SmarterKids.com recommends to specific Lightspan learning activities found on Lightspan.com.

     HIGHER EDUCATION

     Academic, our higher education division, has products that address the needs of under-prepared college students, and consist of:

     - Interactive Mathematics -- Elementary Algebra, which covers whole numbers, proportional reasoning, signed numbers and introductory geometry and algebra;

     - Interactive Mathematics -- Algebra, which covers polynomials, rational expressions, linear equations and graphing;

     - Interactive Mathematics -- Intermediate Algebra, which covers rational exponents, quadratic equations, functions, exponential and logarithmic functions, and non-linear equations and inequalities;

     - Interactive Mathematics -- College Algebra, which includes non-linear functions, equations, conic sections, matrices, determinants, induction, sequences and counting;

     - Interactive English, which prepares students for academic writing, including narrative writing, data analysis, text interpretation, and persuasive writing, and contains concise grammar instructions on common college writing errors and related reading and comprehension activities;

     - AcademicOnline 2000, which is the Web-enhanced Interactive Mathematics and Interactive English product line. Colleges may implement AcademicOnline 2000 using client workstations that are located solely within an intranet, solely on the Internet (a distance learning configuration), or with a combination of intranet and Internet-based workstations; and

     - Academic.com, which is a complete Internet-based product offering that helps faculty create, manage and teach courses online. Based upon Blackboard, Inc.'s authoring platform, Academic.com offers a complete suite of Internet-based instructional tools, content and services. The goal is to provide students with engaging, interactive learning activities that can be accessed anytime and anywhere.

     Academic's products are media-rich with extensive graphics and video components and are grounded in teaching techniques that focus on students as individuals. Students take the courses in a computer lab or on a Windows-based personal computer in their residence, at their own pace. Students review lessons and then practice the concepts learned. Depending upon the student's performance in the practice session, the program prompts further review or moves the student onto the next lesson. Wrong answers will prompt an explanation of how to solve the question. In the Elementary Algebra course, there is a special help function featuring video characters. Each character represents a different learning style and offers multiple approaches to solving the problem, ranging from showing the method that can be used to solve the problem, to explaining the solution with a picture or graph, to providing the solution from a theoretical perspective. This often provides the help that under-prepared college students need to pass the course and succeed in school. Academic also offers printed practice materials.

     Academic provides management services to educators who use its curriculum, typically by compiling and communicating information about student time-on-task and performance while using the curriculum. These management services can be accessed on the Internet at academic.com or a college's Web site, and also on a college's local area network.

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     Academic curriculum products are licensed to colleges and then sold by the licensing colleges to students on a student-by-student basis for use with each class, instead of a textbook. The licensing fee to colleges of $60 to $80 per student is approximately equal to an equivalent textbook.

     Financial information about our Lightspan Achieve now educational software and our Internet and Academic products and services is included in Note 10 to the Lightspan consolidated financial statements included elsewhere in this prospectus.

PRODUCT DESIGN AND DEVELOPMENT

     We consider successful product development to be essential to maintaining and growing our market position. We expect to continue enhancing our Lightspan Achieve Now and Academic curricula while significantly increasing our efforts to further develop our Internet products and services.

     Lightspan Achieve Now products include a diverse mix of media, formats, and visual presentations. Every Lightspan Adventure is built according to the following fundamental design principles, which we believe differentiate our products from competitive products:

     - we correlate each title to state and national academic standards;

     - we create interesting characters in engaging stories that unfold with the help of full-screen, full-motion video and music, and with sophisticated interactivity representing many of the techniques of the latest video games; and

     - we develop assessment components for the teacher to monitor students' progress for each of the titles.

     All Lightspan Achieve Now programs are designed so they can be used on a television as well as on a computer screen. Text elements are rendered on the screen for clear visibility from across the room. Live action video and animation segments are converted from original footage to the MPEG software format, and then digitally optimized for a sharp television picture. We believe these design features offer a unique opportunity to move our Lightspan Achieve Now curriculum to a digital set-top box once broadband technology becomes widely available to cable television subscribers. We also believe that our competitors who have designed their educational technology for use only on a computer screen will experience difficulties in converting their computer interfaces to television interfaces, and that we are better positioned to move our products to a digital set-top box platform.

     We are pursuing a broad range of product development efforts to expand and enhance our Lightspan.com Web site. These product development efforts include developing new collaborative learning applications for Global Schoolhouse and enhancing its existing content, developing new content for teachers, parents and students on Lightspan.com, and expanding our electronic commerce offerings.

     Academic's math and writing products combine media-rich video and graphics with teaching techniques that focus on students as individuals and offer extensive help and reinforcement examples. The Academic curriculum is reviewed each school year based on input from user groups made up of faculty from across the country, and updated when appropriate.

SALES AND MARKETING

     We sell our Lightspan Achieve Now curriculum and The Lightspan Network directly to school districts. We have identified and are targeting school districts that routinely implement new and innovative programs. Our programs are generally sold "top down," with the first presentations made to a school district's key decision maker, who is often the superintendent or assistant superintendent in charge of curriculum or technology. Schools are becoming more involved in the decision process as

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site-based management is implemented within school districts. The sales cycle for the initial purchase of our Lightspan Achieve Now curriculum is typically six to twelve months, with shorter periods for The Lightspan Network.

     A school district will typically purchase the Lightspan Achieve Now curriculum for a few classrooms in one school. Upon the successful implementation of the Lightspan Achieve Now curriculum, the school district will typically add the curriculum in other schools within the district. The product is also often sold deeper into individual schools, either in additional classrooms in a given grade or in additional grade levels.

     As of October 31, 2000, we employed 101 direct salespeople for grades K-12. As of that date, this sales force was supported by an 96 person professional development team that provides pre- and post-sales support and works with current Lightspan schools to identify additional sales opportunities. While our sales force and professional development team are focused on selling into new accounts and increasing our presence in current accounts, they also act as partners with implementing schools in identifying funding sources. Each member of our sales force has substantial experience in educational technology sales, is generally working in his or her home territory and has extensive contacts in school districts within their territory.

     Our marketing efforts include:

     - hosting policy forums for education policy makers at industry events;

     - giving keynote speeches and presentations at major education conventions;

     - participating on the advisory boards of key organizations in education;

     - presenting at education trade shows and customer conferences; and

     - pursuing focused media relations activities in the education trade press and in local media in communities that are implementing our Lightspan Achieve Now curriculum.

     Sales of our Internet products and services are supported by our Lightspan field sales force, including a dedicated team at October 31, 2000 of 18 Internet sales people that focus on driving state-wide sales of our Internet products and services. We offer customized versions of The Lightspan Network to states having large contracts, and currently have contracts with the states of Illinois, North Carolina, Pennsylvania, Oklahoma, Texas, Delaware, Hawaii and other large school districts. To date, most of the marketing focus for our Internet products and services has been on the educational community.

     As of October 31, 2000 Academic employed 13 direct sales people and 14 sales people in a separate sales organization. Academic's sales and marketing efforts focus on statewide, system-wide and district sales, and specifically target potential purchasers that offer opportunities for sales of the Academic Systems curriculum to multiple college class sections. A typical initial sale of the Academic curriculum will be for several sections in a college course. As the faculty becomes familiar with the Academic curriculum and witnesses improved results from sections that are using the curriculum, Academic's contracts tend to be renewed and increased. Over 90% of the institutions that have installed any portion of the Academic curriculum since it was first offered remain as installed users. In addition, over 70% of institutions that have renewed their contracts with Academic over its last four fiscal years have signed larger contracts. Academic's marketing efforts include print advertising in periodicals directed at the higher education market, direct marketing, participation at trade shows, and user conferences.

PROFESSIONAL DEVELOPMENT AND SUPPORT SERVICES

     We believe that successfully implementing our products and services in schools and extending them to the home is necessary to realize potential improvements in student achievement. We also

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believe that improvements in student achievement differentiate the Lightspan
Achieve Now curriculum from products offered by our competitors and generate further support at the school level for expanded sales. Our goal is to become the partner of schools that implement our products and services. Given the comprehensive nature of the Lightspan Achieve Now curriculum, its connection of schools to homes, the rapid technological changes brought about by the Internet, and educators' needs for ongoing technical training and mentoring, we commit substantial resources to train educators in the use of our products and services.

     As of October 31, 2000, we maintained a staff of 105 trained professionals, most of whom are former educators, to provide pre-sale planning and post-sale implementation, customer support, training services and motivation for teachers, administrators and parents in Lightspan schools. We also operate a toll-free, five-day per week technical and curriculum support telephone help line called Partner Line that is accessible to both teachers and parents. We include professional development and Partner Line services with the initial purchase of Lightspan Achieve Now. Schools may purchase additional professional development or support services. We believe that the on-site training provided by our professional development staff is a key factor in encouraging school districts to implement Lightspan products in more schools within the district and in additional classrooms within an individual school.

     We provide pre-sale and post-sale support for college campuses that use our Academic curriculum in a manner similar to that provided for our Lightspan Achieve Now curriculum, with a greater emphasis on technical support and installation related to the Web-based or local area networked student management system. Installation and support are included with the software license and additional services may be purchased.

RIGHTS TO CONTENT

     We rely principally upon a combination of copyright, trademark and trade secret laws and contractual restrictions to protect our proprietary rights.

     We developed and own the rights to nearly all of the content within the Lightspan Achieve Now curriculum, including the worlds, characters, stories, educational content, and games. We hold trademarks to all of our Lightspan Achieve Now worlds, our individual CD-ROM titles, and many of our characters.

SEASONALITY

     Our operating results are expected to vary significantly from quarter to quarter because of seasonal influences on demand for our Lightspan Achieve Now and Academic Systems curricula and our services based on school calendars, budget cycles and timing of school districts' funding sources. Our Lightspan Achieve Now license transactions have historically been highest in our second fiscal quarter, and lowest in our first fiscal quarter. In July 2000, we recognized the remaining Achieve Now deferred software license revenue as the remaining titles were completed and shipped during the second quarter, which will not be indicative of our underlying business in those periods. See Change in Revenue Recognition Policy in Management's Discussion and Analysis of Financial Condition and Operating Results for further discussion.

COMPETITION

     The market for educational technology content and services is highly fragmented and competitive, with no company having significant market penetration. We generally compete for school instructional dollars with textbook publishers, software publishers, supplemental print publishers, Internet content and service providers, and training services, among others. We believe our solution is unique and competes favorably with existing products in these categories on a price and performance basis.

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     In the instructional technology segment of this market, we believe our existing and prospective competitors may be divided into the following groups:

     - comprehensive curriculum software publishers which offer various school-based computer-based learning systems, including Compass Learning, formerly Jostens Learning Corporation, and Computer Curriculum Corporation;

     - "edutainment" software vendors, which principally target the consumer market but also sell to schools;

     - education-oriented Internet services and the educational segments of general on-line service providers;

     - distance learning providers; and

     - programs that take over management of the school or provide substantial tutoring help, such as those provided by Edison Schools, Inc. and Sylvan Learning Systems, Inc.

     As Internet and broadband services become more widely deployed in K-12 and colleges, we believe new and as yet unidentified competition will enter the market. Traditional media companies and rapidly expanding Internet companies are likely to present new competition. Many of our current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, many of these current and potential competitors can devote substantially greater resources to product development, marketing and promotional campaigns and Web site and systems development than we can.

CONCENTRATION RISK

     During the fiscal year ended January 31, 2000, and the nine months ended October 31, 2000, no one customer accounted for more than 10% of total revenues for Lightspan.

EMPLOYEES

     As of October 31, 2000, we employed 571 persons, including 201 in technology and development, 67 in general and administrative, 189 in sales and marketing and 114 in professional development. We expect that our headcount will increase, particularly in sales and professional development and Internet marketing and product development. None of our employees is represented by a labor union and we consider our employee relations to be excellent.

FACILITIES

     Our headquarters are located in San Diego, California, where we currently lease approximately 47,000 square feet under a lease expiring in 2003. Warehouse facilities are located in Carlsbad, California, where we currently lease approximately 9,000 square feet under a lease expiring in 2002. Additional facilities for the Internet group are located in Santa Monica, California, where approximately 6,900 square feet are under a lease expiring in 2002, for Academic, in Mountain View, California, where approximately 15,500 square feet are under a lease expiring in 2001 and, for Edutest, in Richmond, Virginia, where approximately 14,700 square feet are under a lease expiring in 2003. While we consider our current facilities adequate for our current operations, we expect that we will need to lease additional facilities as our operations expand.

LEGAL PROCEEDINGS

     We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The following table sets forth certain information about our executive officers, key employees and directors as of December 11, 2000:

              NAME                AGE                         POSITION
              ----                ---                         --------
EXECUTIVE OFFICERS AND DIRECTORS
John T. Kernan..................  54     Chief Executive Officer and Chairman of the Board
                                         (Class III)
Carl Zeiger.....................  58     President, Chief Operating Officer, Secretary,
                                         Director and Interim Chief Financial Officer (Class
                                         II)
John H. Brandon.................  44     Executive Vice President, President of Academic
                                         Systems and Director (Class I)
Merritt D. Farren...............  40     Senior Vice President and General Manager of
                                         Internet Operations
Susan B. Hardwicke..............  47     Executive Vice President, President of Edutest, Inc.
James W. Breyer.................  39     Director(Class III)
Dallas S. Clement...............  35     Director (Class III)
David D. Hiller.................  47     Director(Class II)
John E. Kole....................  32     Director (Class II)
Lee Masters.....................  48     Director (Class I)
Jeffrey P. Sanderson............  41     Director(Class I)
Barry J. Schiffman..............  55     Director(Class I)
Barrie Usher....................  58     Director (Class III)
OTHER KEY EMPLOYEES
Sandra K. Fivecoat..............  51     Senior Vice President of Sales
Bernice Stafford................  58     Vice President of School Marketing and Evaluation
Dr. Larry R. Vaughn.............  61     Senior Vice President of School Reform

     John T. Kernan co-founded Lightspan and has served as our Chairman and Chief Executive Officer since September 1993. Prior to founding Lightspan, Mr. Kernan served as Chairman and Chief Executive Officer of Jostens Learning Corporation, an educational software company. Mr. Kernan developed Jostens Learning from a start-up company in 1985 (then named Education Systems Technology Corporation) to one of the largest educational software businesses in the United States. Under Mr. Kernan's leadership, Jostens Learning was a leading supplier of pre-kindergarten through adult educational software. Prior to founding Jostens Learning, Mr. Kernan was an executive with Gill Cable Corporation, a Northern California cable TV operator. He also was Vice President of Product Development for DELTAK, Inc. (now NETg), then the nation's largest provider of video-based training for technical professionals. Mr. Kernan was the President of the Software Publishers Association, has been named "Educator of the Decade" by Electronic Learning Magazine and regional "Entrepreneur of the Year" by Inc. Magazine, among other distinctions. Mr. Kernan helped found Academic Systems, which has since been acquired by Lightspan, and Elemental Software, which has since been acquired by Macromedia. Mr. Kernan sits on the boards of Teach.com and TechNet. Mr. Kernan holds a Bachelor of Science from Loyola College.

     Carl Zeiger co-founded Lightspan and has served as our President and Chief Operating Officer and as one of our directors since September 1993. He has served as our Interim Chief Financial Officer since June 2000 and our Secretary since September 2000. Prior to founding Lightspan, Mr. Zeiger served as the President and Chief Operating Officer of Jostens Learning Corporation. Along with Mr. Kernan, Mr. Zeiger developed Jostens Learning into a leading supplier of pre-kindergarten through adult educational software. Prior to joining Jostens Learning, Mr. Zeiger served as Senior Vice President of Finance for Integrated Software Systems Corporation, a leading provider of presentation graphics software, and managed its initial and secondary public offerings and its eventual sale to Computer Associates. Mr. Zeiger is a certified public accountant in the State of California and holds a Bachelor of Science from the University of Denver.

     John H. Brandon has served as our Executive Vice President and President of Academic Systems since we acquired Academic Systems in September 1999. From June 1997 to September 1999, he served as President and Chief Executive Officer of Academic Systems. From 1987 to May 1997, Mr. Brandon held various management positions at Adobe Systems, a provider of Web and print publishing software, and most recently was Vice President and General Manager of Adobe North America. Mr. Brandon holds a Bachelor of Arts from the University of California at Davis.
Mr. Brandon will resign from Lightspan effective February 1, 2001.

     Merritt D. Farren has served as our Senior Vice President and General Manager of Internet Operations since July 2000. From April 1999 to July 2000, he served as our Senior Vice President of Corporate Development. From May 1988 to April 1999, Mr. Farren held various management positions at The Walt Disney Company, a media and entertainment company, and most recently was Senior Vice President and General Counsel of The Disneyland Resort, Anaheim, California. Mr. Farren holds a Bachelor of Arts from Stanford University and a Juris Doctor from the University of California at Berkeley.

     Susan B. Hardwicke has served as our Executive Vice President and President of Edutest, Inc. since December 2000 and President of Edutest, Inc. since we acquired eduTest.com. in June 2000. In November 1995, Dr. Hardwicke combined her extensive experience in testing assessment and high technology and founded eduTest.com, the first comprehensive online student testing company, serving as President through June 2000. In 1992, Dr. Hardwicke founded Total Quality Innovators, Inc. (later called Action and Change Technologies, Inc.). The company specialized in reengineering, leadership assessment, internal survey development, and Total Quality Management for such companies as Reynolds Metals, Nestle, and Motorola. From 1984 to 1992, Dr. Susan Hardwicke worked in product development in the defense industry. Dr. Hardwicke holds a Bachelor of Arts from the University of Virginia and Masters in Psychology and a Ph.D. in Industrial/Organizational Psychology from George Washington University.

     James W. Breyer has served as one of our directors since December 1993. Since 1990, Mr. Breyer has been a partner at Accel Partners, a venture capital firm. He is responsible for Accel's involvement in more than twenty companies that have completed public offerings or successful mergers. Mr. Breyer currently serves on the boards of directors of RealNetworks, a provider of streaming media technology on the Internet, and several private companies. Mr. Breyer holds a Bachelor of Science degree in Computer Science and Economics from Stanford University and a Masters in Business Administration from the Harvard Business School where he was named a Baker Scholar.

     Dallas S. Clement has served as one of our directors since September 2000. Since August 2000, Mr. Clement has served as Senior Vice President of Strategy and Development for Cox Communications, Inc. Mr. Clement oversees development activities related to partnerships, industry relationships, new services and investments that enhance and leverage the broadband platform. He also develops growth strategies related to various industry, company and competitive situations. From January 1999 to August 2000, Mr. Clement served as Vice President of Cox Communications, Inc. From December 1996, to January 1999, Mr. Clement served as Treasurer for Cox Communications, Inc. From April 1995 to December 1996, he served as Assistant Treasurer for Cox Enterprises, Inc., the majority owner of Cox Communications, Inc. Mr. Clement holds an A.B. in applied mathematics and economics from Harvard College and a M.S. in engineering-economic systems from Stanford University.

     David D. Hiller has served as one of our directors since September 1996. Since May 2000, Mr. Hiller has served as President of Tribune Interactive, Inc., a subsidiary of Tribune Company, which operates interactive news and information sites in major markets across the United States. From October 1993 through April 2000, Mr. Hiller served as Senior Vice President of Development at Tribune Company, a media company, where he was responsible for strategic planning and acquisitions for all Tribune businesses. Mr. Hiller currently serves on the boards of directors of several private companies. He holds a Bachelor of Arts from Harvard College and a Juris Doctor from Harvard Law School.

     John E. Kole has served as one of our directors since May 2000. Since April 1999, Mr. Kole has served as Managing Director at Comcast Interactive Capital and is responsible for evaluating and negotiating new investments as well as providing strategic and financial counsel to portfolio companies. From November 1996 through April 1999, Mr. Kole was an investment banker in Credit Suisse First Boston's Media and Telecommunications Group, where he advised both traditional and new media clients in strategic and capital markets transactions. From September 1992 through November 1996, Mr. Kole was an Associate in the Mergers & Acquisitions Group of Davis Polk & Wardwell. Mr. Kole currently serves on the board of directors of CultureFinder, Inc. and PlanSoft Corporation. Mr. Kole holds a Juris Doctorate from the University of Michigan and a Bachelor of Arts from Princeton University.

     Lee Masters has served as one of our directors since May 2000. Since January 1999, Mr. Masters has been President and Chief Executive Officer of Liberty Digital, Inc., a new media investment company. Prior to Liberty Digital, Mr. Masters was President and CEO of E! Entertainment Television from January 1990 to December 1998. Mr. Masters was formerly executive vice president and general manager of MTV. Mr. Masters attended Philadelphia's Temple University where he studied mathematics and philosophy.


     Jeffrey P. Sanderson has served as one of our directors since December 1998. Mr. Sanderson has been at Microsoft Corporation, a software company since June 1984, most recently as General Manager of Strategic Business Development for the MSN division of the Personal Services and Devices Group. Mr. Sanderson holds a Bachelor of Arts from Princeton University and attended the Harvard Business School.

     Barry J. Schiffman has served as one of our directors since August 1997. Since October 1996, Mr. Schiffman has served as President, Chief Investment Officer and a director of JAFCO America Ventures, Inc., a venture capital firm. From March 1995 to October 1996, he was a general partner at Weiss, Peck & Greer Venture Partners, a venture capital firm. Mr. Schiffman is currently chairman of AirGate PCS, Inc. (PCSA), an affiliate of Sprint, and member of the board of several private companies. Mr. Schiffman holds a Bachelor of Science from Georgia Institute of Technology and a Masters in Business Administration from the Stanford Graduate School of Business.

     Barrie Usher has served as one of our directors since May 2000. Since March 2000, Mr. Usher has served as President and Chief Executive Officer of Cinar Corporation, an integrated entertainment and education company that develops, produces, markets and distributes high quality, non-violent programming and supplemental education products for children, families and educators worldwide. From January 1995 to April 1998, Mr. Usher was Senior Vice-President of Canadian Individual Insurance Operations of Manulife Financial, Canada's largest life insurance company. From November 1988 to March 1994, he was President and Chief Executive Officer of New York Life Canadian subsidiary. Mr. Usher was also in the Canadian banking industry and he held senior executive positions with two of Canada's major banks. Mr. Usher holds a Bachelor of Commerce from McGill University.

     Sandra K. Fivecoat has served as our Senior Vice President of Sales since February 1999. From April 1998 to January 1999, she served as Regional Vice President for our South Central Region. From 1987 to April 1998, Ms. Fivecoat held various sales management positions at Apple Computer, a manufacturer of computers and software. Ms. Fivecoat holds a Bachelor of Science and a Masters in Education from the University of Texas at Austin.


     Bernice Stafford co-founded Lightspan and has served as our Vice President of School Marketing and Evaluation since October 1993. From 1989 to 1993, she served as Director of Sales Programs at Jostens Learning Corporation. Ms. Stafford holds a Bachelor of Arts and a Master of Arts from the University of California at Berkeley.

     Dr. Larry R. Vaughn, Ed.D. has served as our Senior Vice President of School Reform since January 1999. From January 1993 to July 1998, he served as superintendent of Wichita Public Schools in Wichita, Kansas. Dr. Vaughn holds a Bachelor of Arts from Mississippi State University and a Doctorate in Education from the University of Houston.

BOARD COMPOSITION

     The terms of office of the board of directors are divided into three classes:

     - Class I directors, whose term will expire at the annual meeting of stockholders to be held in 2003;

     - Class II directors, whose term will expire at the annual meeting of stockholders to be held in 2001; and

     - Class III directors, whose term will expire at the annual meeting of stockholders to be held in 2002.

     Our Class I directors are Messrs. Brandon, Schiffman, Sanderson and Masters, our Class II directors are Messrs. Hiller, Zeiger and Kole, and our Class III directors are Messrs. Breyer, Kernan, Usher and Clement. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

BOARD COMMITTEES

     Our board of directors has an Audit Committee and a Compensation Committee.

     The Audit Committee meets with our independent auditors at least quarterly to review the results of the annual audit, to discuss our quarterly reports and our financial statements; recommends to the board of directors the independent auditors to be retained; and receives and considers the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee is composed of three non-employee directors: Messrs. Hiller, Sanderson and Schiffman.

     The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under our stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the board of directors may delegate. The Compensation Committee is composed of two non-employee directors:
Messrs. Breyer and Masters.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended January 31, 2000, James W. Breyer and L. John Doerr served as members of our compensation committee. During that fiscal year, none of our executive officers or employees served as a director or as a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     Our directors do not currently receive any cash compensation for services on the board of directors or any committee thereof, but directors may be reimbursed for certain expenses in connection with attendance at board and committee meetings. In addition, all directors are eligible to participate in our 2000 Equity Incentive Plan.

                             EXECUTIVE COMPENSATION

SUMMARY

     The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services rendered to us in all capacities during the fiscal years ended January 31, 1999 and January 31, 2000 by our Chief Executive Officer and other executive officers. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of his or her salary and bonus as disclosed in this table.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                           ANNUAL COMPENSATION                  ------------
                             ------------------------------------------------    SECURITIES
    NAME AND PRINCIPAL                                         OTHER ANNUAL      UNDERLYING       ALL OTHER
         POSITION            YEAR   SALARY($)   BONUS($)(1)   COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
    ------------------       ----   ---------   -----------   ---------------   ------------   ---------------
John T. Kernan.............  2000   $246,000     $100,000
  Chief Executive Officer    1999   $200,000                                      125,000
  and Chairman
Carl Zeiger................  2000   $246,000     $100,000                         125,000
  President, Chief           1999   $200,000
  Operating Officer and
  Director
Kathleen R. McElwee(2).....  2000   $174,000     $ 75,000                         200,000
  Vice President of Finance  1999   $  7,000                     $58,000(3)
  and Chief Financial
  Officer
John H. Brandon(4).........  2000   $ 83,000     $100,000                         125,000        $200,000(5)
  Executive Vice President,
  President of Academic
  Systems and Director
Winifred B. Wechsler(6)....  2000   $266,000     $200,000                         300,000        $ 50,000(7)
  Executive Vice President
  and General Manager of
  Internet and Broadband
  Services

-------------------------
(1) Represents bonuses accrued under the our Management Incentive Plan for 2000.

(2) Ms. McElwee resigned from Lightspan as of July 2000.

(3) Represents a relocation assistance allowance of $58,000.

(4) Mr. Brandon will resign from Lightspan effective February 1, 2001.

(5) Represents a $200,000 payment made to John Brandon under his employment agreement with Academic Systems Corporation at the time of our acquisition of Academic Systems Corporation in September 1999.

(6) Ms. Wechsler resigned from Lightspan as of July 2000.

(7) Represents a signing bonus.

STOCK OPTION GRANTS AND EXERCISES

     We grant options to our executive officers under our 2000 Equity Incentive Plan. As of November 30, 2000, options to purchase a total of 3,985,712 shares were outstanding under the 2000 Plan and the 1992 Stock Option Plan, which we assumed from Academic upon our acquisition of Academic, and options to purchase 612,327 shares remained available for grant under the 2000 Plan. We no longer grant options under the 1992 Stock Option Plan.

     The following tables show for the fiscal year ended January 31, 2000, certain information regarding options granted to, exercised by, and held at year-end by our Chief Executive Officer and other executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL REALIZABLE
                                               % OF TOTAL                                         VALUE AT ASSUMED
                                 NUMBER OF      OPTIONS                                        ANNUAL RATES OF STOCK
                                SECURITIES     GRANTED TO   EXERCISE    MARKET                 PRICE APPRECIATION FOR
                                UNDERLYING     EMPLOYEES    OR BASE    VALUE ON                    OPTION TERM(4)
                                  OPTIONS      IN FISCAL     PRICE      GRANT     EXPIRATION   ----------------------
            NAME               GRANTED(#)(1)    YEAR(2)      ($/SH)    DATE(3)       DATE        5%($)       10%($)
            ----               -------------   ----------   --------   --------   ----------   ---------    ---------
John T. Kernan...............     125,000         4.19%      $ 4.00     $ 9.00      7/14/04    $314,447     $796,871
Carl Zeiger..................     125,000         4.19%      $ 4.00     $ 9.00      7/14/04    $314,447     $796,871
Kathleen R. McElwee(5).......     175,000         5.86%      $ 2.00     $ 6.60      2/11/04    $ 96,699     $213,679
                                   25,000         0.84%      $10.00     $11.00     10/28/04    $157,224     $398,436
John H. Brandon(6)...........     125,000         4.19%      $ 4.00     $ 9.00      7/14/04    $314,447     $796,871
Winifred B. Wechsler(7)......     175,000         5.86%      $ 2.00     $ 6.60      2/15/04    $ 96,699     $213,679
                                   75,000         2.51%      $ 4.00     $ 9.00      7/14/04    $ 82,884     $183,153
                                   50,000         1.67%      $ 8.26     $ 9.00      9/15/04    $259,733     $658,216

-------------------------
(1) Options generally vest over a four year period, 25% after one year and 2.777% of the remaining shares per month thereafter. The options will fully vest upon a change of control, as defined in our option plans, unless the acquiring company assumes the options or substitutes similar options. The board of directors may reprice the options.

(2) Based on options to purchase 2,986,588 shares granted in fiscal 2000.

(3) Fair market value of our common stock as determined by our board of directors.

(4) The potential realizable value is based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect our estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of our common stock and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

(5) Ms. McElwee resigned from Lightspan as of July 2000.

(6) Mr. Brandon will resign from Lightspan effective February 1, 2001.

(7) Ms. Wechsler resigned from Lightspan as of July 2000.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FY-END OPTION VALUES

                                          NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                         UNDERLYING UNEXERCISED               IN-THE-MONEY
                                       OPTIONS AT FY-END(#)(1)(2)      OPTIONS AT FY-END($)(1)(3)
                                      ----------------------------    ----------------------------
               NAME                   EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
               ----                   -----------    -------------    -----------    -------------
John T. Kernan....................       1,009          125,254        $  8,425       $  752,121
Carl Zeiger.......................           0          125,000        $      0       $  750,000
Kathleen R. McElwee(4)............      47,395          252,605        $379,160       $1,020,840
John H. Brandon(5)................      95,956          150,254        $801,233       $  960,871
Winifred B. Wechsler(6)...........      47,395          252,605        $379,160       $1,557,840

-------------------------
(1) Reflects shares vested and unvested at January 31, 2000. Some of the options granted under the 2000 Equity Incentive Plan are immediately exercisable, but are subject to our right to repurchase unvested shares on termination of employment.
(2) All options are "in-the-money" as there were no "out-of-the money" options. "In-the-money" options are options with exercise prices below the market price of the our common stock at January 31, 2000.
(3) Fair market value of our common stock at January 31, 2000, as determined by our board of directors to be $11.00, minus the exercise price of the options.
(4) Ms. McElwee resigned from Lightspan as of July 2000.

(5) Mr. Brandon will resign from Lightspan effective February 1, 2001.
(6) Ms. Wechsler resigned from Lightspan as of July 2000.

EMPLOYMENT, SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

     Mr. Brandon's employment agreement with Academic Systems Corporation provided that in the event of a change of control of Academic, (i) he would be paid a cash amount equal to his annual base salary and (ii) the vesting of the shares underlying his stock option would immediately accelerate as to that number of shares that would have normally vested during the one year following the change of control. As a result of our acquisition of Academic in September 1999, we paid Mr. Brandon $200,000 in compliance with this agreement and agreed to vest all of the unvested shares underlying his stock option.

     In July 2000, Winifred Wechsler tendered her resignation as our Executive Vice President and General Manager of Internet and Broadband Services. In connection with her resignation, we entered into a severance agreement with her that provides that we will continue to pay to her an amount equal to her base salary at the time of her resignation plus a pro-rated bonus until February 2002. For her part, Ms. Wechsler agreed not to compete with us and not to solicit our employees during the eighteen months that she is receiving severance payments. Ms. Wechsler also agreed to protect any of our propriety information that she received while an employee and releases us generally from any claims that she may have against us.

EQUITY PLANS

2000 Equity Incentive Plan

     A total of 6,140,272 shares of common stock are currently reserved for issuance pursuant to our 2000 Equity Incentive Plan. This stock reserve shall automatically increase each year, based upon a formula, by an amount not to exceed 3% of our total outstanding common stock at the time of the automatic increases. The 2000 Plan provides for the grant of options to our directors, officers, employees, consultants and certain of our advisors. As of November 30, 2000, options to purchase 3,890,224 shares under the 2000 Plan were outstanding, and 612,327 shares remained available for issuance pursuant to the 2000 Plan.

     The 2000 Plan permits the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors), directors and consultants (including non-employee directors). In addition, the 2000 Plan permits the granting of stock bonuses and rights to purchase restricted stock. No person is eligible to be granted options covering more than one million shares of common stock in any calendar year.

     The 2000 Plan is administered by the board or a committee appointed by the board. Subject to the limitations set forth in the 2000 Plan, the board has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each stock award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the option exercise price and the type of consideration to be paid upon exercise and, subject to certain restrictions, to specify other terms of stock awards.

     The maximum term of options granted under the 2000 Plan is ten years. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all of our incentive plans) may not exceed $100,000 or the options or portion thereof which exceed such limit (according to the order in which they are granted) shall be treated as nonstatutory stock options. Stock options granted under the 2000 Plan generally are non-transferable. Options expire three months after the termination of an optionee's service.

     The exercise price of options granted under the 2000 Plan is determined by the board of directors in accordance with the guidelines set forth in the 2000 Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 2000 Plan vest at the rate specified in the option agreement. The exercise price of incentive stock options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our capital stock must be at least 110% of the fair market value of such stock on the date of grant and the term of such incentive stock options cannot exceed five years.

     Any stock bonuses or restricted stock purchase awards granted under the 2000 Plan shall be in such form and will contain such terms and conditions as the board deems appropriate. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of our common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 2000 Plan are generally transferable.

     Pursuant to the 2000 Plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant, but exercised shares repurchased by us pursuant to a right of repurchase will not again become available for grant.

     Upon certain changes in control, all outstanding stock awards under the 2000 Plan must either be assumed or substituted for by the surviving entity. In the event the surviving entity does not assume or substitute for such stock awards, such stock awards will be accelerated and then terminated to the extent not exercised prior to such change in control.

     The board has the authority to amend or terminate the 2000 Plan. The existence of the 2000 Plan does not affect the board's ability to grant other incentives or compensation under other authority that it has.

2000 Employee Stock Purchase Plan

     In October 1999, we adopted the 2000 Employee Stock Purchase Plan. A total of 500,000 shares of common stock has been reserved for issuance under the Purchase Plan. This stock reserve shall automatically increase each year, based upon a formula, by an amount not to exceed 1% of our total outstanding common stock at the time of the automatic increases. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the Purchase Plan, the board may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan.

     Unless otherwise determined by the board, employees are eligible to participate in the Purchase Plan only if they are employed by us or our subsidiary designated by the board for at least 20 hours per week and are customarily employed by us or our subsidiary designated by the board for at least 5 months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

     In the event of a merger, reorganization, consolidation or liquidation, the board has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the board may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The board has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase common stock.

401(k) Plan

     We have established a tax-qualified employee savings and retirement plan. Our 401(k) Plan provides that each participant may contribute up to 20% of his or her pre-tax gross compensation (up to a statutorily prescribed annual limit of $10,500 in 2000). Employees must be twenty-one years old to participate and are eligible on the first day of the quarter following six months as our employee. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

1992 Stock Option Plan

     Upon the closing of our acquisition of Academic, we assumed Academic's 1992 Stock Option Plan, under which outstanding options to purchase shares of common stock of Academic became exercisable for 263,669 shares of Lightspan common stock. As of November 30, 2000, options to purchase 95,488 shares of common stock were outstanding under the 1992 Stock Option Plan. We no longer grant options under the 1992 Stock Option Plan.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION ON LIABILITY

     Our bylaws provide that we must indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law, except with respect to certain proceedings initiated by these persons. Our bylaws also allow us to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify. Pursuant to this provision, we have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify our executive officers and directors for expenses they may be required to pay in actions in which they are involved by reason of their position with us, and otherwise to the full extent permitted under Delaware law and our bylaws.

     In addition, our restated certificate provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of their fiduciary duties as a director, except for liability for any breach of the director's duty of loyalty to us or our stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the Delaware General Corporation Law; or for any transaction from which the director derives an improper personal benefit. The restated certificate also provides that if the Delaware General Corporation Law is amended after our stockholders' approval of the restated certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                           RELATED-PARTY TRANSACTIONS

     The following is a description of transactions occurring after February 1, 1999 to which we have been a party, in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described above under "Executive Compensation."

     The following affiliates of our directors purchased securities in our Series E Preferred Stock financing in July, August and October 1999 in the amounts set forth in the chart below. Certain additional issuances are discussed in more detail in the paragraphs below.

                                                                     SERIES E
                       PURCHASER(1)                              PREFERRED STOCK
                       ------------                              ---------------
Entities Affiliated with Directors
Entities affiliated with Accel Partners(2).................            194,400
Comcast Cable Corporation(3)...............................          1,000,000
Entities affiliated with Kleiner, Perkins, Caufield &
  Byers(4).................................................            200,000
Entities affiliated with Liberty Digital, Inc.(5)..........          3,000,000
Microsoft Corporation(6)...................................            200,000
Tribune Company(7).........................................            200,000
Price Per share............................................              $5.00

-------------------------
(1) See "Principal Stockholders" for more detail on shares held by these purchasers.

(2) Mr. James W. Breyer, one of our directors, is a partner of Accel Partners.

(3) Mr. Bradley P. Dusto, one of our directors at the time of the transaction, is the Chief Technology Officer and Executive Vice President of Comcast Cable Communications, Inc.

(4) Mr. L. John Doerr, one of our directors at the time of the transaction, is a partner of Kleiner, Perkins, Caufield & Byers.

(5) Mr. Bruce W. Ravenel, one of our directors at the time of the transaction, was an Executive Vice President of Liberty Digital, Inc.

(6) Mr. Jeffrey P. Sanderson, one of our directors, is General Manager of Business Development of Microsoft Corporation.

(7) Mr. David D. Hiller, one of our directors, is President of Tribune Interactive, Inc., a subsidiary of Tribune Company.

     In September 1999, we acquired Academic. John Brandon and funds associated with four of our other directors at the time of the transaction, Messrs. Breyer, Doerr, Ravenel and Sanderson, were stockholders of Academic and received shares of our common stock and Series E preferred stock and warrants to purchase shares of our Series E Preferred Stock in the acquisition.

     In October 1999, CINAR Corporation purchased 2.5 million shares of our Series E preferred stock (which converted into 1.25 million shares of common stock at the close of our initial public offering) at $5.00 per share. We also granted CINAR a warrant to purchase 500,000 shares of our Series E preferred stock (which became a warrant to purchase 250,000 shares of common stock at the close of our initial public offering) that will vest upon the achievement of various agreed-to strategic goals. CINAR also purchased 833,333 shares of our common stock in a private placement that occurred concurrently with our initial public offering at the initial public offering price of $12.00 per share. As part of our agreement with CINAR, Ronald A. Weinberg, CINAR's President and co-CEO, joined our board. Mr. Weinberg resigned from our board on May 16, 2000 and was replaced by Mr. Usher, President and Chief Executive Officer of CINAR.

     In January 2000, we agreed to pursue strategic initiatives with Cox Communications Holdings, Inc. As part of our agreement, Cox Communications purchased 1,041,667 shares of our common stock and a warrant to purchase 750,000 shares of our common stock in a private placement that occurred concurrently with our initial public offering. As part of our agreement with Cox Communications, Thomas F. Nagel, Cox Communications Inc.'s Vice President of Business Development, joined our board upon the close of our initial public offering. Mr. Nagel resigned from the board on March 31, 2000 and was replaced by Mr. Woodrow, Executive Vice President of Business Development for Cox Communications, Inc. Mr. Woodrow resigned from the board on August 17, 2000 and was replaced by Mr. Dallas S. Clement, Senior Vice President of Strategy and Development for Cox Communications, Inc.

     We believe that the foregoing transactions were in our best interest and were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and any of our officers, directors or principal stockholders will be approved by a majority of the independent and disinterested members of the board of directors, will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with our bona fide business purposes.

                             PRINCIPAL STOCKHOLDERS

     The following table contains information about the beneficial ownership of our common stock as of November 30, 2000 for:

     - each person who beneficially owns more than five percent of the common stock;

     - each of our directors;

     - each of our executive officers listed in the Summary Compensation Table; and

     - all directors and executive officers as a group.

     Unless otherwise indicated, the address for each person or entity named below is c/o Lightspan, Inc., 10140 Campus Point Drive, San Diego, California 92121.

     This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership before the offering is based on 45,858,012 shares of common stock outstanding as of November 30, 2000 and is the same before and after the offering.

                                                              BENEFICIAL OWNERSHIP
                                                  ---------------------------------------------
                                                                     SHARES
                                                    TOTAL          ACQUIRABLE
                                                  NUMBER OF     WITHIN 60 DAYS OF    PERCENT OF
                BENEFICIAL OWNER                  SHARES(1)     NOVEMBER 30, 2000      TOTAL
                ----------------                  ----------    -----------------    ----------
John T. Kernan..................................   1,416,434           1,263             3.1%
Carl Zeiger.....................................   1,288,500              --             2.8%
John H. Brandon(2)..............................     244,503              --               *
Kathleen R. McElwee(3)..........................          --              --               *
Winifred Wechsler(4)............................      28,970              --               *
James W. Breyer(5)..............................   3,130,505          18,579             6.8%
  Accel Partners
Kleiner, Perkins, Caufield & Byers VI(6)........   3,077,501          19,011             6.7%
Jeffrey P. Sanderson(7).........................   2,940,440          16,657             6.4%
  Microsoft Corporation
David D. Hiller(8)..............................   1,891,774          15,359             4.1%
  Tribune Company
John E. Kole(9).................................   2,405,130              --             5.2%
  Comcast Interactive Capital LP
Lee Masters(10).................................   4,071,075          11,773             8.9%
  Liberty Digital, Inc.
Barry J. Schiffman(11)..........................   1,307,900              --             2.9%
  JAFCO America Ventures, Inc.
Barrie Usher(12)................................   2,083,333              --             4.6%
  CINAR Corporation
Dallas Clement(13)..............................   1,047,167              --             2.3%
  Cox Communications Holdings, Inc.
All directors and officers as a group (13
  persons)......................................  22,287,174         106,160            48.5%

-------------------------
  *  Less than one percent.

 (1) Includes all shares beneficially owned by the stockholder as of August 31, 2000 and all shares that the stockholder has the right to beneficially acquire within sixty days of November 30, 2000.

 (2) Mr. Brandon will resign from Lightspan effective February 1, 2001.

 (3) Ms. McElwee resigned from Lightspan as of July 2000.

 (4) Ms. Wechsler resigned from Lightspan as of July 2000.

 (5) Mr. Breyer's business address is 428 University Avenue, Palo Alto, CA
     94301.

     The shares shown as beneficially owned by Mr. Breyer include:

     - 2,271,960 shares held by Accel IV L.P. and 14,068 shares that Accel IV L.P. has the right to acquire on or before January 29, 2001 by exercising a warrant it holds, which together represents 5.0% of the total number of shares outstanding.

     - 91,769 shares held by Accel Investors '93 L.P., and 568 shares that Accel Investors '93 L.P. has the right to acquire on or before January 29, 2001 by exercising a warrant it holds, which represents less than 1% of the total number of shares outstanding;

     - 47,125 shares held by Accel Keiretsu L.P., and 291 shares that Accel Keiretsu L.P. has the right to acquire on or before January 29, 2001 by exercising a warrant it holds, which represents less than 1% of the total number of shares outstanding;

     - 602,921 shares held by Accel III L.P., and 3,141 shares that Accel III L.P. has the right to acquire on or January 29, 2001 by exercising a warrant it holds, which represents 1.4% of the total number of shares outstanding;

     - 42,065 shares held by Accel Investors '92 L.P., and 219 shares that Accel Investors '92 L.P. has the right to acquire on or before January 29, 2001 by exercising a warrant it holds, which represents less than 1% of the total number of shares outstanding; and

     - 56,086 shares held by Accel Japan L.P., and 292 shares that Accel Japan L.P. has the right to acquire on or before January 29, 2001 by exercising a warrant it holds, which represents less than 1% of the total number of shares outstanding.

     Mr. Breyer shares voting and investment power over the shares held by each of these entities. Mr. Breyer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (6) The business address of Kleiner, Perkins, Caufield & Byers VI is 2750 Sand Hill Road, Menlo Park, California 94025.

 (7) Mr. Sanderson's business address is One Microsoft Way, Redmond, WA 98052. Percentage of shares outstanding includes 2,913,783 shares held by Microsoft Corporation and 16,657 shares which Microsoft Corporation may acquire on or before January 29, 2001 by exercising a warrant it holds. Mr. Sanderson shares voting and investment power over these shares.

 (8) Mr. Hiller's business address is 435 North Michigan Avenue, Chicago, IL 60611. Percentage of shares outstanding includes 1,875,415 shares held by Tribune Company and 15,359 shares which Tribune Company may acquire on or before January 29, 2001 by exercising a warrant it holds. Mr. Hiller shares voting and investment power over these shares.

 (9) Mr. Kole's business address is 1500 Market Street, Philadelphia, PA 19102. Percentage of shares outstanding includes 2,404,130 shares held by entities affiliated with Comcast Interactive Capital L.P.

(10) Mr. Masters' business address is 12312 West Olympic Blvd., Los Angeles, CA 90064. Percentage of shares outstanding includes 4,059,302 shares held by entities controlled by Liberty Digital, Inc. and 11,773 shares which entities controlled by Liberty Digital, Inc. may acquire on or before January 29, 2001 by exercising warrants they hold. Mr. Masters shares voting and investment power over these shares.

(11) Mr. Schiffman's business address is 505 Hamilton Avenue, Palo Alto, CA
     94301.

     Percentage of shares outstanding includes:

     - 521,559 shares held by U.S. Information Technology Investment Enterprise Partnership, which represents 1.1% of the total number of shares outstanding;

     - 521,559 shares held by U.S. Information Technology #2 Investment Enterprise Partnership, which represents 1.1% of the total number of shares outstanding;

     - 55,525 shares held by JAFCO G-7 (B) Investment Enterprise Partnership, which represents less than 1% of the total number of shares outstanding;

     - 55,525 shares held by JAFCO G-7 (A) Investment Enterprise Partnership, which represents less than 1% of the total number of shares outstanding;

     - 45,803 shares held by JAFCO R-2 Investment Enterprise Partnership, which represents less than 1% of the total number of shares outstanding;

     - 51,770 shares held by JAFCO JS-2 Investment Enterprise Partnership, which represents less than 1% of the total number of shares outstanding; and

     - 52,159 shares held by JAFCO Co. Ltd., which represents less than 1% of the total number of shares outstanding.

     Mr. Schiffman shares voting and investment power over these shares.


(12) Mr. Usher's business address is 1055, Blvd. Rene-Levesque Est, Montreal, Quebec H2L 4S5, Canada. Percentage of shares outstanding includes 2,083,333 shares held by CINAR Corporation. Mr. Usher shares voting and investment power over these shares.

(13) Mr. Clement's business address is 1400 Lake Hearn Dr. N.E., Atlanta, GA 30319. Percentage of shares outstanding includes 1,041,667 shares held by Cox Communications Holdings, Inc. Mr. Clement shares voting and investment power over these shares.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. As of November 30, 2000, there were outstanding 45,858,012 shares of common stock held of record by approximately 605 stockholders, options to purchase 3,985,712 shares of common stock and warrants to purchase 225,764 shares of common stock.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation gives to the board the authority, without further action by stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could:

     - adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation;

     - decrease the market price of the common stock; or

     - delay, deter or prevent a change in our control.

We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Pursuant to agreements between us and some of our investors, the investors, holding an aggregate of 29,138,280 shares of our common stock and upon exercise of outstanding warrants to purchase common stock, have registration rights pertaining to the securities they hold, exercisable any time following 180 days after the effective date of our February 9, 2000 initial public offering. In addition, beginning one year after the effective date of our initial public offering, Cox Communications and Gateway have registration rights. If we propose to register any of our securities for our own account or the account of any of our stockholders other than these holders of registrable shares, holders of such registrable shares are entitled to notice of the registration and are entitled to include registrable shares therein. The underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, commencing 180 days after the effective date of our initial public offering, we may be required to prepare and file a registration statement at our expense if requested to do so by the holders of at least 30% of the registrable shares, or by holders who propose to register securities, the aggregate offering price of which, net of underwriting discounts and commissions, equals or exceeds $10,000,000. We are required to use our best efforts to effect such registration, subject to certain conditions and limitations. We are not obligated to effect more than three of such stockholder-initiated registrations. Further, holders of registrable securities may require us to file additional registration statements on Form S-3, subject to certain conditions and limitations.

     We are required to bear substantially all costs incurred in connection with any such registrations, other than underwriting discounts and commissions. The foregoing registration rights could result in substantial future expenses for us and adversely affect any future equity offerings.

ANTI-TAKEOVER PROVISIONS

Delaware Law

     We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

Certificate of Incorporation and Bylaw Provisions

     Our restated certificate provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. Our restated certificate provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, our President, our Chief Executive Officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Our restated certificate also specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in our restated certificate and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

                                 LEGAL MATTERS

     Cooley Godward LLP, San Diego, California will pass upon the validity of the shares of common stock offered by this prospectus for us. As of the date of this prospectus, attorneys of Cooley Godward LLP own an aggregate of 50,000 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP have audited our consolidated financial statements as of January 31, 2000 and 1999 and for the years ended January 31, 2000, 1999 and 1998, as set forth in their reports. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on their reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and the common stock offered hereby, reference is made to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, including our registration statement and all exhibits and amendments to our registration statements, are publicly available through the Commission's Web site at http://www.sec.gov.

     The following are trademarks or service marks of Lightspan, Inc.:

- The Lightspan Network(R)
- Global Schoolhouse(R)
- StudyWeb(R)
- Lightspan Partnership
- Lightspan
- Lightspan Achieve Now
- Your Class Online
- Your School Online
- LightspanPageOne
- Lightspan Adventures
- Learning Search
- Lightspan Early Learning
- eduTest@School
- eduTest@School Plus
- Lightspan Achieve Now Online(TM)
- School Focus
- Family Focus

     All other trade names, trademarks and service marks appearing in this prospectus are the property of their holders.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets as of January 31, 1999 and 2000,
  and October 31, 2000 (unaudited)..........................  F-3
Consolidated Statements of Operations for the years ended
  January 31, 1998, 1999 and 2000 and for the nine months
  ended October 31, 1999 and 2000 (unaudited)...............  F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended January 31, 1998, 1999 and 2000, and
  for the nine months ended October 31, 2000 (unaudited)....  F-5
Consolidated Statements of Cash Flows for the years ended
  January 31, 1998, 1999 and 2000, and for the nine months
  ended October 31, 1999 and 2000 (unaudited)...............  F-7
Notes to Consolidated Financial Statements..................  F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Lightspan, Inc.

     We have audited the accompanying consolidated balance sheets of Lightspan, Inc. as of January 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lightspan, Inc. at January 31, 1999 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

San Diego, California
March 9, 2000

                                LIGHTSPAN, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    JANUARY 31,
                                                               ----------------------    OCTOBER 31,
                                                                 1999         2000          2000
                                                               ---------    ---------    -----------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..................................  $   7,143    $   5,033     $  69,196
  Short-term investments.....................................         --       16,132        25,302
  Accounts receivable, less allowance for doubtful accounts
    of $400, $651 and $965 at January 31, 1999 and 2000 and
    October 31, 2000, respectively...........................      7,795       15,683        11,555
  Finished goods inventory...................................      1,267        1,116         2,497
  Deferred cost of revenue...................................      3,555        8,709            --
  Other current assets.......................................      1,046        2,306         2,313
                                                               ---------    ---------     ---------
      Total current assets...................................     20,806       48,979       110,863
Property and equipment, net..................................      1,639        3,254         4,295
Deposits and other assets....................................        121          591         1,116
Intangible assets, net.......................................         --       49,608        52,234
                                                               ---------    ---------     ---------
      Total assets...........................................  $  22,566    $ 102,432     $ 168,508
                                                               =========    =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...........................................  $   3,069    $   4,677     $   3,948
  Accrued liabilities........................................      4,879        9,139         6,888
  Acquisition consideration payable..........................         --        5,341         2,000
  Deferred revenue -- Achieve Now............................     20,717       48,110            --
  Deferred revenue -- services and other.....................      3,444        7,022         8,617
  Current portion of note payable and capital lease
    obligations..............................................        930          684           398
                                                               ---------    ---------     ---------
      Total current liabilities..............................     33,039       74,973        21,851
Deferred revenue--services and other, less current portion ..         --           --         1,436
Deferred rent................................................        382          322           302
Capital lease obligations, less current portion..............        394          443           265
Commitments
Stockholders' equity (deficit):
  Convertible preferred stock, par value $0.001:
    Authorized shares -- 61,793,074
    Issued and outstanding shares -- 35,527,893, 52,230,915
      and 0 at January 31, 1999 and 2000, and at October 31,
      2000, respectively.....................................
    Aggregate liquidation preference -- $111,420, $194,935
      and $0 at January 31, 1999 and 2000, and at October 31,
      2000, respectively.....................................         35           52            --
  Common stock, par value $0.001:
    Authorized shares -- 250,000,000 at October 31, 2000
    Issued and outstanding shares -- 3,540,578, 4,764,167
      and 45,809,020 at January 31, 1999 and 2000 and at
      October 31, 2000, respectively.........................          4            5            46
  Additional paid-in capital.................................    110,675      209,740       353,202
  Deferred advertising expense...............................         --         (400)           --
  Deferred compensation......................................       (192)      (5,211)       (2,097)
  Accumulated other comprehensive loss.......................         --           --            (3)
  Accumulated deficit........................................   (121,771)    (177,492)     (206,494)
                                                               ---------    ---------     ---------
      Total stockholders' equity (deficit)...................    (11,249)      26,694       144,654
                                                               ---------    ---------     ---------
      Total liabilities and stockholders' equity.............  $  22,566    $ 102,432     $ 168,508
                                                               =========    =========     =========

See accompanying notes.

                                LIGHTSPAN, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  NINE MONTHS ENDED
                                                                 YEARS ENDED JANUARY 31,             OCTOBER 31,
                                                             --------------------------------    --------------------
                                                               1998        1999        2000        1999        2000
                                                             --------    --------    --------    --------    --------
                                                                                                           (UNAUDITED)
Revenues:
  Software licenses........................................  $ 14,753    $     --    $  2,210    $     --    $ 69,520
  Internet licenses........................................       289       1,024       1,791       1,735       5,869
  Services.................................................     1,973       3,742       6,546       4,718       6,800
  Hardware.................................................     5,294       6,104       6,369       4,829       3,897
  Other....................................................        --          --          --          --         552
                                                             --------    --------    --------    --------    --------
    Total revenues.........................................    22,309      10,870      16,916      11,282      86,638
Cost of revenues:
  Software licenses........................................     4,835          --         676          --      12,936
  Internet licenses........................................        99         302         548         523       1,483
  Services.................................................     1,754       2,385       3,142       2,226       3,387
  Hardware.................................................     4,745       4,973       5,368       3,984       2,732
  Other....................................................        --          --          --          --          37
                                                             --------    --------    --------    --------    --------
    Total cost of revenues.................................    11,433       7,660       9,734       6,733      20,575
                                                             --------    --------    --------    --------    --------
Gross profit...............................................    10,876       3,210       7,182       4,549      66,063
Operating expenses:
  Technology and development...............................    14,816      10,594      12,400       7,526      18,280
  Sales and marketing......................................    20,296      22,990      35,643      23,820      43,995
  General and administrative...............................     2,715       3,590       6,660       4,083       7,234
  Stock-based compensation.................................        --          20       3,704       2,503         828
  Amortization of intangible assets........................        --          --       4,975       1,616      11,475
  Restructuring charge.....................................        --          --          --          --       1,600
                                                             --------    --------    --------    --------    --------
    Total operating expenses...............................    37,827      37,194      63,382      39,548      83,412
                                                             --------    --------    --------    --------    --------
Loss from operations.......................................   (26,951)    (33,984)    (56,200)    (34,999)    (17,349)
Interest income............................................       262         638         747         372       4,938
Interest expense...........................................      (789)       (221)       (268)       (141)        (85)
                                                             --------    --------    --------    --------    --------
Net loss...................................................  $(27,478)   $(33,567)   $(55,721)   $(34,768)   $(12,496)
Preferred stock dividend...................................        --          --          --          --     (16,506)
                                                             --------    --------    --------    --------    --------
Net loss attributable to common stockholders...............  $(27,478)   $(33,567)   $(55,721)   $(34,768)   $(29,002)
                                                             ========    ========    ========    ========    ========
Net loss per share:
  Basic and diluted........................................  $  (8.65)   $  (9.91)   $ (13.61)   $  (8.93)   $  (0.67)
                                                             ========    ========    ========    ========    ========
  Weighted average shares -- basic and diluted.............     3,177       3,388       4,094       3,892      43,404
                                                             ========    ========    ========    ========    ========
Pro forma net loss per share:
  Basic and diluted........................................                          $  (2.12)
                                                                                     ========
  Weighted average shares -- basic and diluted.............                            26,294
                                                                                     ========

See accompanying notes.

                                LIGHTSPAN, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      FOR THE THREE YEARS ENDED JANUARY 31, 2000
           AND FOR THE NINE MONTHS ENDED OCTOBER 31, 2000 (UNAUDITED)
                                 (IN THOUSANDS)

                                                         CONVERTIBLE
                                                       PREFERRED STOCK    COMMON STOCK     ADDITIONAL    DEFERRED
                                                       ---------------   ---------------    PAID-IN     ADVERTISING     DEFERRED
                                                       SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       EXPENSE     COMPENSATION
                                                       ------   ------   ------   ------   ----------   -----------   ------------
Balance at February 1, 1997..........................  22,398    $22     3,069      $3      $ 62,315       $  --        $    --
  Issuance of Series D convertible preferred stock...   5,984      6        --      --        21,089          --             --
  Issuance of Series D convertible preferred stock in
    exchange for bridge loans from shareholders......   1,667      2        --      --         6,265          --             --
  Issuance of warrants to purchase convertible
    preferred stock..................................      --     --        --      --           102          --             --
  Exercise of stock options..........................      --     --       245      --            83          --             --
  Repurchase of common stock for cash................      --     --       (38)     --            (1)         --             --
  Net loss...........................................      --     --        --      --            --          --             --
                                                       ------    ---     -----      --      --------       -----        -------
Balance at January 31, 1998..........................  30,049     30     3,276       3        89,853          --             --
  Issuance of Series D convertible preferred stock...   5,479      5        --      --        20,467          --             --
  Exercise of stock options..........................      --     --       265       1           143          --             --
  Deferred compensation related to stock options.....      --     --        --      --           212          --           (212)
  Amortization of deferred compensation..............      --     --        --      --            --          --             20
  Net loss...........................................      --     --        --      --            --          --             --
                                                       ------    ---     -----      --      --------       -----        -------
Balance at January 31, 1999..........................  35,528     35     3,541       4       110,675          --           (192)
  Issuance of Series E convertible preferred stock...   6,614      7        --      --        33,018          --             --
  Issuance of Series E convertible preferred stock in
    exchange for future advertising..................      80     --        --      --           400        (400)            --
  Series E convertible preferred stock issued in
    connection with the acquisition of Academic
    Systems..........................................   7,192      7        --      --        35,952          --             --
  Series E convertible preferred stock issued in
    connection with the acquisition of StudyWeb......     217     --        --      --         1,085          --             --
  Issuance of common stock in connection with the
    acquisition of Academic Systems..................      --     --       570      --         4,711          --             --
  Issuance of options and warrants in connection with
    the acquisition of Academic Systems..............      --     --        --      --         1,818          --             --
  Issuance of Series E preferred stock...............   2,600      3        --      --        12,997          --             --
  Exercise of stock options..........................      --     --       653       1           361          --             --
  Deferred compensation related to stock options.....      --     --        --      --         8,723          --         (8,723)
  Amortization of deferred compensation..............      --     --        --      --            --          --          3,704
  Net loss...........................................      --     --        --      --            --          --             --
                                                       ------    ---     -----      --      --------       -----        -------
Balance at January 31, 2000..........................  52,231    $52     4,764      $5      $209,740       $(400)       $(5,211)
                                                       ======    ===     =====      ==      ========       =====        =======


                                                                          TOTAL
                                                       ACCUMULATED    STOCKHOLDERS'
                                                         DEFICIT     EQUITY (DEFICIT)
                                                       -----------   ----------------
Balance at February 1, 1997..........................   $ (60,726)       $  1,614
  Issuance of Series D convertible preferred stock...          --          21,095
  Issuance of Series D convertible preferred stock in
    exchange for bridge loans from shareholders......          --           6,267
  Issuance of warrants to purchase convertible
    preferred stock..................................          --             102
  Exercise of stock options..........................          --              83
  Repurchase of common stock for cash................          --              (1)
  Net loss...........................................     (27,478)        (27,478)
                                                        ---------        --------
Balance at January 31, 1998..........................     (88,204)          1,682
  Issuance of Series D convertible preferred stock...          --          20,472
  Exercise of stock options..........................          --             144
  Deferred compensation related to stock options.....          --              --
  Amortization of deferred compensation..............          --              20
  Net loss...........................................     (33,567)        (33,567)
                                                        ---------        --------
Balance at January 31, 1999..........................    (121,771)        (11,249)
  Issuance of Series E convertible preferred stock...          --          33,025
  Issuance of Series E convertible preferred stock in
    exchange for future advertising..................          --              --
  Series E convertible preferred stock issued in
    connection with the acquisition of Academic
    Systems..........................................          --          35,959
  Series E convertible preferred stock issued in
    connection with the acquisition of StudyWeb......          --           1,085
  Issuance of common stock in connection with the
    acquisition of Academic Systems..................          --           4,711
  Issuance of options and warrants in connection with
    the acquisition of Academic Systems..............          --           1,818
  Issuance of Series E preferred stock...............          --          13,000
  Exercise of stock options..........................          --             362
  Deferred compensation related to stock options.....          --              --
  Amortization of deferred compensation..............          --           3,704
  Net loss...........................................     (55,721)        (55,721)
                                                        ---------        --------
Balance at January 31, 2000..........................   $(177,492)       $ 26,694
                                                        =========        ========

See accompanying notes.

                                LIGHTSPAN, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                   FOR THE THREE YEARS ENDED JANUARY 31, 2000
           AND FOR THE NINE MONTHS ENDED OCTOBER 31, 2000 (UNAUDITED)
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                    CONVERTIBLE
                                                  PREFERRED STOCK     COMMON STOCK     ADDITIONAL    DEFERRED
                                                  ----------------   ---------------    PAID-IN     ADVERTISING     DEFERRED
                                                  SHARES    AMOUNT   SHARES   AMOUNT    CAPITAL       EXPENSE     COMPENSATION
                                                  -------   ------   ------   ------   ----------   -----------   ------------
Balance at February 1, 2000.....................   52,231    $ 52     4,764    $ 5      $209,740       $(400)       $(5,211)
  Conversion of convertible preferred stock into
    common stock upon completion of initial
    public offering.............................  (52,231)    (52)   27,088     27            25          --             --
  Issuance of common stock in initial public
    offering, net of offering costs, commissions
    and discounts...............................       --      --     7,500      7        81,379          --             --
  Issuance of common stock in private
    placements, net of advisory fees............       --      --     2,125      2        24,568          --             --
  Issuance of common stock relating to
    underwriters exercise of overallotment
    option, net of commissions and discounts....       --      --       655      1         7,311          --             --
  Issuance of common stock in connection with
    the purchase of Edutest, net of registration
    fees........................................       --      --     1,002      1         8,735          --             --
  Issuance of common stock in connection with
    the purchase of LearningPlanet.com..........       --      --        17     --           150          --             --
  Issuance of common stock......................       --      --       748      1         5,968          --             --
  Exercise of stock options.....................       --      --       532      1         1,107          --             --
  Deferred compensation related to stock
    options.....................................       --      --        --     --        (2,286)         --          2,286
  Amortization of deferred compensation.........       --      --        --     --            --          --            828
  Use of advertising credits....................       --      --        --     --            --         400             --
  Preferred stock dividend......................       --      --     1,378      1        16,505          --             --
  Accumulated other comprehensive loss..........       --      --        --     --            --          --             --
  Net loss .....................................       --      --        --     --            --          --             --
                                                  -------    ----    ------    ---      --------       -----        -------
Balance at October 31, 2000.....................        0    $  0    45,809    $46      $353,202       $   0        $(2,097)
                                                  =======    ====    ======    ===      ========       =====        =======
                                                   ACCUMULATED
                                                      OTHER                         TOTAL
                                                  COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'
                                                      LOSS          DEFICIT        EQUITY
                                                  -------------   -----------   -------------
Balance at February 1, 2000.....................      $  0         $(177,492)     $ 26,694
  Conversion of convertible preferred stock into
    common stock upon completion of initial
    public offering.............................        --                --            --
  Issuance of common stock in initial public
    offering, net of offering costs, commissions
    and discounts...............................        --                --        81,386
  Issuance of common stock in private
    placements, net of advisory fees............        --                --        24,570
  Issuance of common stock relating to
    underwriters exercise of overallotment
    option, net of commissions and discounts....        --                --         7,312
  Issuance of common stock in connection with
    the purchase of Edutest, net of registration
    fees........................................        --                --         8,736
  Issuance of common stock in connection with
    the purchase of LearningPlanet.com..........        --                --           150
  Issuance of common stock......................        --                --         5,969
  Exercise of stock options.....................        --                --         1,108
  Deferred compensation related to stock
    options.....................................        --                --            --
  Amortization of deferred compensation.........        --                --           828
  Use of advertising credits....................        --                --           400
  Preferred stock dividend......................        --           (16,506)           --
  Accumulated other comprehensive loss..........        (3)               --            (3)
  Net loss .....................................        --           (12,496)      (12,496)
                                                      ----         ---------      --------
Balance at October 31, 2000.....................      $ (3)        $ 206,494      $144,654
                                                      ====         =========      ========

See accompanying notes.

                                LIGHTSPAN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                 YEARS ENDED JANUARY 31,           OCTOBER 31,
                                                              ------------------------------   -------------------
                                                                1998       1999       2000       1999       2000
                                                              --------   --------   --------   --------   --------
                                                                                                        (UNAUDITED)
OPERATING ACTIVITIES:
Net loss....................................................  $(27,478)  $(33,567)  $(55,721)  $(34,768)  $(12,496)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     1,637      1,310      1,194        865      1,230
  (Gain) loss on disposal of assets.........................        38         (5)        (1)       (1)         --
  Provision for doubtful accounts...........................       297       (133)       188        364        313
  Amortization of intangible assets.........................        --         --      4,975      1,616     11,475
  Amortization of deferred stock-based compensation.........        --         20      3,704      2,503        828
  Amortization of interest expense issued in connection with
    debt....................................................       140         --         --         --         --
  Change in deferred advertising expense....................        --         --         --         --        400
  Restructuring charge, non-cash portion....................        --         --         --         --      1,038
  Changes in operating assets and liabilities:
    Accounts receivable.....................................      (157)    (2,418)    (7,099)    (1,391)     4,573
    Inventory...............................................       175       (348)       434       (160)    (1,381)
    Deferred cost of revenue................................        --     (3,555)    (5,154)    (3,537)     8,709
    Deposits and other assets...............................      (288)        86     (1,670)      (639)      (516)
    Accounts payable........................................      (149)      (216)     1,216      1,557       (877)
    Deferred revenue........................................       725     21,667     29,485     20,583    (45,497)
    Accrued liabilities.....................................     2,581        652      3,167      1,182     (3,750)
                                                              --------   --------   --------   --------   --------
      Net cash flows used in operating activities...........   (22,479)   (16,507)   (25,282)   (11,826)   (35,951)
INVESTING ACTIVITIES:
  Decrease (increase) in short-term investments.............       414         --    (16,132)        --     (9,173)
  Purchase of property and equipment........................      (423)      (726)    (2,353)    (1,336)    (2,067)
  Proceeds from sale of property and equipment..............        31         24          5          5         --
  Net cash paid for the acquisition of Academic Systems.....        --         --       (802)      (802)        --
  Net cash paid for the acquisition of Global Schoolhouse...        --         --     (2,500)    (2,500)        --
  Net cash paid for the acquisition of StudyWeb.............        --         --     (1,000)    (1,000)        --
  Net cash paid for the acquisition of Edutest..............        --         --         --         --     (2,645)
  Net cash paid for the acquisition of LearningPlant.com....        --         --         --         --       (200)
                                                              --------   --------   --------   --------   --------
      Net cash flows provided by (used in) investing
        activities..........................................        22       (702)   (22,782)    (5,633)   (14,085)
FINANCING ACTIVITIES:
  Proceeds from issuance of preferred stock.................    21,095     20,472     46,025     33,025         --
  Proceeds from issuance of common stock....................        --         --         --         --    113,634
  Proceeds from convertible bridge notes....................     6,267         --         --         --         --
  Proceeds from capital leases..............................       337        699        683        588         --
  Principal repayments on capital leases....................    (1,528)    (1,385)    (1,064)      (887)      (369)
  Principal repayments on notes payable.....................      (845)        --        (52)        --       (172)
  Net proceeds from exercise of stock options...............        82        144        362        262      1,106
                                                              --------   --------   --------   --------   --------
      Net cash flows provided by financing activities.......    25,408     19,930     45,954     32,988    114,199
                                                              --------   --------   --------   --------   --------
Increase (decrease) in cash and cash equivalents............     2,951      2,721     (2,110)    15,529     64,163
Cash and cash equivalents at beginning of year..............     1,471      4,422      7,143      7,143      5,033
                                                              --------   --------   --------   --------   --------
Cash and cash equivalents at end of year....................  $  4,422   $  7,143   $  5,033     22,672   $ 69,196
                                                              ========   ========   ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid.............................................  $    584   $    193   $    173   $    140   $     85
                                                              ========   ========   ========   ========   ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Deferred stock-based compensation.........................  $     --   $    212   $  8,723   $  8,547   $ (2,286)
                                                              ========   ========   ========   ========   ========
  Conversion of convertible preferred stock into common
    stock...................................................  $     --   $     --   $     --   $     --   $     52
                                                              ========   ========   ========   ========   ========
  Issuance of common stock related to the acquisitions of
    Academic, Edutest and LearningPlanet.com................  $     --   $     --   $  4,711   $  4,711   $ 14,490
                                                              ========   ========   ========   ========   ========
  Issuance of common stock as preferred stock dividend......  $     --   $     --   $     --   $     --   $ 16,506
                                                              ========   ========   ========   ========   ========
  Conversion of bridge notes into Series D convertible
    preferred stock.........................................  $  6,267   $     --   $     --   $     --   $     --
                                                              ========   ========   ========   ========   ========
  Series E preferred stock issued in connection with the
    Acquisition of Academic.................................  $     --   $     --   $ 35,959   $ 35,959   $     --
                                                              ========   ========   ========   ========   ========
  Valuation of options and warrants issued in connection
    with the acquisition of Academic........................  $     --   $     --   $  1,818   $  1,818   $     --
                                                              ========   ========   ========   ========   ========
  Additional consideration payable related to the
    acquisitions of Academic and Edutest....................  $     --   $     --   $  5,341   $  5,341   $  2,000
                                                              ========   ========   ========   ========   ========
  Series E preferred stock issued for future advertising....  $     --   $     --   $    400   $    400   $     --
                                                              ========   ========   ========   ========   ========
  Series E preferred stock issued in connection with the
    acquisition of StudyWeb.................................  $     --   $     --   $  1,085   $  1,085   $     --
                                                              ========   ========   ========   ========   ========

See accompanying notes.

                                LIGHTSPAN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
           NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS ACTIVITY

Lightspan, Inc. ("Lightspan") was founded in 1993. Lightspan was incorporated as The Lightspan Partnership, Inc. and changed its name to Lightspan, Inc. on April 10, 2000. Lightspan provides curriculum-based educational software and Internet products and services to schools and school districts that are used both in school and at home. Lightspan Achieve Now is an interactive CD-ROM-based software product for kindergarten through eighth grade, or K-8, that covers the core curriculum of language arts, reading and math. The Lightspan Achieve Now program typically includes the Lightspan Achieve Now software and a PlayStation(R) game console that the student uses to run the program at home throughout the school year. The Lightspan Network is an online subscription service that provides curriculum-based content for classroom and home use. Academic software is a CD-ROM-based product that serves the college market with an English and mathematics curriculum designed to meet the needs of under-prepared students. AcademicOnline 2000 is the Web-enhanced Interactive Mathematics and Interactive English product line which colleges may implement using client workstations that are located solely within an intranet, on the Internet (a distance learning configuration), or with a combination of intranet and Internet-based workstations. Academic.com is a complete Internet-based product offering that helps faculty create, manage and teach courses online and offers a complete suite of instructional tools, content and services. Edutest offers a combination of online assessment products and proprietary test questions, eduTest@School and eduTest@School Plus, covering language arts, mathematics, history and science, allowing educators to assess their students' progress in the classroom. The results can be analyzed at the school district, the individual school and the classroom levels.

The consolidated financial statements include the accounts of Lightspan and its wholly owned subsidiaries, Academic Systems Corporation ("Academic") and Edutest, Inc. ("Edutest" or "eduTest.com"). All intercompany accounts and transactions have been eliminated in consolidation.

     The consolidated financial statements as of October 31, 2000 and for the nine months ended October 31, 2000 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the interim period ended October 31, 2000 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending January 31, 2001.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid investments which include debt securities with remaining maturities when acquired of three months or less.

SHORT-TERM INVESTMENTS

     Short-term investments consist primarily of corporate fixed income securities and commercial paper that mature within one year. Such assets are carried at fair value, which is based on quoted market prices for such securities. While it is Lightspan's general intent to hold such securities until

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

maturity, management will occasionally sell particular securities for cash flow purposes. Therefore, Lightspan's investments are classified as available-for-sale and are carried at fair value. There were no net unrealized holding losses for the years ended January 31, 1998 and 1999. Net unrealized holding losses at January 31, 2000 were immaterial. Net unrealized holding losses on available-for-sale securities for the nine months ended October 31, 2000 was $3,000.

CONCENTRATION OF CREDIT RISK

     Substantially all of Lightspan's accounts receivable are from school districts located throughout the United States and Puerto Rico. Lightspan provides for estimated losses from uncollectible accounts and such losses have historically not exceeded management's expectations.

INVENTORY

     Inventory consists primarily of hardware and software and is stated at the lower of cost (first in, first out method) or market.

DEFERRED COST OF REVENUES

     Deferred cost of revenue consists of costs incurred to duplicate and package titles shipped for which revenue has been deferred. The deferral of these costs commenced February 1, 1998, when Lightspan adopted AICPA Statement of Position ("SOP") 97-2, Software Revenue Recognition.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and depreciated or amortized over the shorter of the estimated useful life of the related asset (two to five years) or the term of the lease, using the straight-line method.

AMORTIZATION OF INTANGIBLE ASSETS

     Intangible assets consist of customer base, core technology, trademark and trade name, assembled workforce and goodwill and are amortized over useful lives ranging from three to ten years.

IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, Lightspan regularly evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to undiscounted estimated cash flows to be generated by such assets. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. Lightspan has not identified any such impairment losses to date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and capital lease obligations, are carried at cost, which management

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

believes approximates fair value because of the short-term maturity of these instruments. Short-term investments, consisting primarily of corporate fixed income securities and commercial paper that mature within one year, are carried at fair value which is based on quoted market prices for such securities.

DEFERRED RENT

     Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreements is recorded as deferred rent in the accompanying balance sheet.

REVENUE RECOGNITION

     Lightspan derives its revenues from the licensing of software, product implementation and training services, customer support services, Internet subscriptions and the sale of PlayStation game consoles and accessories and site sponsorships.

     In software arrangements that include multiple elements, such as those that include rights to software products, customer support and product implementation and training services, Lightspan allocates the total fee to each component of the arrangement based on objective evidence of its fair value, which is specific to Lightspan. The objective evidence for each element is based on the sale price of each element when sold or offered for sale separately.

Software Licenses

     Lightspan sells its Lightspan Achieve Now licenses in three distinct grade clusters -- grades K through 2; grades 3 through 4; and grades 5 through 8. Each grade cluster includes 32 to 36 separate Lightspan Achieve Now titles, with each title consisting of one distinct CD-ROM. There are a total of 77 separate titles, some of which are included in more than one grade cluster. From fiscal 1997 through fiscal 2000, a number of these titles were still under development at various stages in the development cycle. Lightspan considers titles that have completed the development cycle and have been released for shipment to customers to be "completed," and considers titles still in the development cycle to be "as-yet uncompleted." As of January 31, 2000, 72 of the 77 titles had been completed and five of the 77 titles were as-yet uncompleted.

     As of April 30, 2000, the Company completed and shipped all Lightspan Achieve Now titles in all grade clusters used on the PlayStation game console, and grade cluster K through 2 used on a PC platform, resulting in the recognition of $46,447,000 of revenue previously deferred and the recognition of $8,408,000 of previously deferred expenses as cost of revenue pursuant to SOP 97-2 as discussed below. During the three months ended April 30, 2000, the Company also deferred revenue of $380,000 relating to the shipment of Lightspan Achieve Now licenses in the as-yet uncompleted grades 3 through 4 and grades 5 through 8 grade clusters used on a PC platform. In July 2000, the Company completed and shipped the remaining titles in grade clusters 3 through 4 and 5 through 8 used on a PC platform. This resulted in the recognition of the remaining deferred revenue balance of $2,048,000, and the related cost of revenue balance of $370,000.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)


     On February 1, 1998, Lightspan adopted the provisions of SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2. Under SOP 97-2, Lightspan recognizes software license revenue when (i) an agreement has been executed or a definitive purchase order has been received; (ii) the product has been shipped or services have been performed; (iii) the fee has become fixed and determinable; (iv) the collection of the fee is considered probable; (v) the related hardware, if applicable, has been shipped, and (vi) when all titles for a given grade cluster have been delivered to its customers. In early 1998, Lightspan began providing customers with a specific list of titles which were planned to be eventually provided to the customers, as well as the projected delivery dates for these titles. Prior to April 30, 2000, Lightspan deferred all revenue recognition for Achieve Now licenses, since objective fair values of individual as-yet uncompleted titles could not be determined and used to allocate the license fee to the individual titles as they were shipped.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. The Company will adopt SAB 101 in the fourth quarter of fiscal 2001. SAB 101 requires, among other things, that license and other up-front fees be recognized over the term of the agreement, unless the fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. The Company currently recognizes revenue in compliance with SAB 101, and does not expect the adoption will have a material effect on the Company's financial position and results of operation.

     Academic curriculum products are licensed to colleges and then sold by the licensing colleges to students on a student-by-student basis for use with each class, instead of a textbook. As Lightspan is not contractually obligated to provide further service after delivery of the license, Lightspan recognizes the full sales value of Academic license revenue upon completion of the above criteria defined by SOP 97-2.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 1999 IS UNAUDITED)

     Historically, Lightspan has not experienced material customer cancellations, forfeitures or discontinuations of licenses.

Customer Support

     Revenue derived from telephone support and maintenance arrangements provided by the professional development organization is recognized ratably over the one-year term of the support and maintenance period.

Product Implementation and Training Services

     Revenue derived from product implementation and customer training provided by the professional development organization is recognized when services are performed, in accordance with the standard implementation, training, service, and evaluation plans that Lightspan establishes for its customers.

Internet Subscriptions

     Revenue derived from Internet subscriptions is recognized on a straight-line basis over the term of the agreement (generally one year).

PlayStation(R) Game Consoles and Related Accessories

     Revenue derived from the sale of PlayStation game consoles and related accessories is recognized upon delivery of the console and the related software product.

Deferred Revenue

     Payments received in advance of amounts earned are recorded as deferred revenue in the accompanying financial statements.

ADVERTISING COSTS

     Advertising costs are expensed as incurred and were $170,000, $141,000 and $449,000, for the years ended January 31, 1998, 1999 and 2000, respectively.

SOFTWARE DEVELOPMENT COSTS

     Software development costs are expensed as incurred until technological feasibility has been established and a definitive decision has been made to proceed with the commercial launch of the title. To date, these factors have not been met until substantial completion of the title, and therefore software development costs subsequent to technological feasibility have been insignificant.

STOCK-BASED COMPENSATION

     As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, Lightspan has elected to follow Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for stock-based employee compensation. Under APB No. 25, if the exercise price of Lightspan's employee and director stock options equals or

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized. When the exercise price of the employee or director stock options is less than the fair value of the underlying stock on the grant date, Lightspan records deferred stock compensation for the difference and amortizes this amount to expense in accordance with FASB Interpretation No. 28, or FIN 28, over the vesting period of the options. Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and EITF 96-18, and recognized over the related service period.

COMPREHENSIVE INCOME (LOSS)

     In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income, including net income, are reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net loss and other comprehensive loss, including unrealized gains and losses on investments, are reported net of their related tax effect, to arrive at comprehensive loss. There were no net unrealized holding losses for the years ended January 31, 1998 and 1999. Net unrealized holding losses at January 31, 2000 were immaterial. For the nine months ended October 31, 1999 and 2000, comprehensive loss was $34,768,000 and $12,499,000, respectively. There were no net unrealized holding losses for the nine months ended October 31, 1999. The difference between net loss and comprehensive loss for the nine months ended October 31, 2000 was due to net unrealized losses on available-for-sale securities of $3,000.

SEGMENT REPORTING

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Lightspan adopted this new standard as of January 31, 1999. See Note 9.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Lightspan management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts in prior year financial statements have been reclassified to conform with the current period presentation.

NET LOSS PER SHARE

     Lightspan computes net loss per share in accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (or SAB) No. 98. Under the provisions of SFAS No. 128, basic

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities composed of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect.

     Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

     Subsequent to September 20, 1999, the date the Academic acquisition was consummated, Lightspan agreed to issue additional consideration in the amount of $5,340,075, consisting of 1,068,015 shares of Series E preferred stock (which converted into 534,008 shares of common stock upon completion of the Offering), to certain Academic stockholders. Lightspan recorded this amount as a liability at January 31, 2000. In March 2000, Lightspan issued these shares to such stockholders.

2. BALANCE SHEET DETAILS (IN THOUSANDS)

     Cash and cash equivalents consist of the following:

                                                          JANUARY 31,
                                                        ----------------
                                                         1999      2000
                                                        ------    ------
Cash..................................................  $  723    $1,780
U.S. Corporate master notes...........................   3,425        --
U.S. Corporate repurchase agreements..................   1,741        --
Money market accounts.................................      28        71
Commercial paper......................................      --     3,142
U.S. Government repurchase agreements.................   1,226        --
Certificates of deposit...............................      --        40
                                                        ------    ------
                                                        $7,143    $5,033
                                                        ======    ======

     Short-term investments that mature in less than one year consist of the following:

                                                          JANUARY 31,
                                                       -----------------
                                                        1999      2000
                                                       ------    -------
U.S. Corporate bonds.................................  $   --    $ 2,265
Commercial paper.....................................      --     13,867
                                                       ------    -------
                                                       $   --    $16,132
                                                       ======    =======

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     Intangible assets consist of the following:

                                                         JANUARY 31,
                                                      ------------------
                                                       1999       2000
                                                      -------    -------
Customer base.......................................  $    --    $16,200
Core technology.....................................       --      5,600
Trademark and trade name............................       --      3,000
Assembled workforce.................................       --      1,000
Goodwill............................................       --     28,783
                                                      -------    -------
                                                           --     54,583
Less accumulated amortization.......................       --     (4,975)
                                                      -------    -------
                                                      $    --    $49,608
                                                      =======    =======

     Property and equipment consist of the following:

                                                           JANUARY 31,
                                                        -----------------
                                                         1999      2000
                                                        -------   -------
Machinery and equipment...............................  $ 4,340   $ 6,095
Software..............................................      245       904
Office furniture and equipment........................    1,186     1,532
                                                        -------   -------
                                                          5,771     8,531
Less accumulated depreciation and amortization........   (4,132)   (5,277)
                                                        -------   -------
                                                        $ 1,639   $ 3,254
                                                        =======   =======

     Accrued liabilities consist of the following:

                                                            JANUARY 31,
                                                          ---------------
                                                           1999     2000
                                                          ------   ------
Accrued bonuses and commissions.........................  $1,670   $4,604
Other accrued liabilities...............................   2,342    3,429
Accrued vacation........................................     533    1,084
Accrued cost of revenues................................     334       22
                                                          ------   ------
                                                          $4,879   $9,139
                                                          ======   ======

3. INITIAL PUBLIC OFFERING

     On February 15, 2000, Lightspan completed its initial public offering (the "Offering") of 7,500,000 shares of common stock at $12 per share. Lightspan also issued 2,125,000 shares at the same price in private placements that occurred concurrently with the Offering. In March 2000 the underwriters exercised a portion of their overallotment option and purchased 655,150 additional shares at the Offering price. Total proceeds as a result of the Offering, private placements and overallotment exercise after deducting the underwriting discount and commissions, offering expenses and financial advisory fees relating to our private placements was approximately $113.3 million.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     Upon completion of the Offering, all of our outstanding preferred stock converted into 27,087,826 shares of common stock and all of our outstanding warrants to purchase preferred stock converted into warrants to purchase shares of common stock.

4. BUSINESS COMBINATIONS

ACQUISITION OF ACADEMIC SYSTEMS CORPORATION

     On May 10, 1999, Lightspan entered into a merger agreement with Academic, which sells and supports interactive multimedia learning systems, principally to colleges and universities. In connection with the merger agreement which was consummated on September 20, 1999, Lightspan issued 7,191,839 shares of Series E convertible preferred stock, 570,356 shares of common stock, options to purchase 263,404 shares of common stock, and warrants to purchase 42,216 shares of Series E convertible preferred stock, (which became warrants to purchase 21,108 shares of common stock upon closing of the Offering) and agreed to pay $1,735,840 cash, in exchange for all of the outstanding common and preferred shares of Academic and all outstanding Academic options and warrants. The acquisition was accounted for as a purchase.

     The Series E convertible preferred stock was valued at $5.00 per share (the same price that such shares were sold for cash in July, September and October
1999). The merger agreement included a "put right" whereby Academic common shareholders could elect to receive cash of $1.00 per Academic common share ($8.26 per Lightspan common share on an as-converted basis) in lieu of shares of Lightspan common stock. Shareholders approximating 21% of Academic's common shares and outstanding options exercised the "put right," resulting in an aggregate cash payment of $1,734,306, with an additional $1,534 to be paid in the future. The remaining Academic common shares and options to purchase common shares were converted to Lightspan common stock and options to purchase common stock at a ratio of .12121-to-1. The 570,356 common shares to be issued were valued at $8.26 per share (the same price on an as-converted basis that Academic common shareholders and optionholders were paid upon election of the "put right"). The 263,404 options to purchase Lightspan common stock that were issued to Academic optionholders were recorded at their fair value of $6.82 per share in accordance with APB 16 with the fair value determined by the minimum value method.

     Subsequent to September 20, 1999, the date the acquisition was consummated, Lightspan determined that it will issue additional consideration in the amount of $5,340,075, representing 1,068,015 shares of Series E preferred stock (which converted into 534,008 shares of common stock upon completion of the Offering) in early 2000 to certain Academic stockholders and recorded this amount as a liability at January 31, 2000. In March 2000, Lightspan issued these shares to such stockholders.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     The aggregate purchase price totaled $49,933,078, as follows:

Valuation of Series E convertible preferred stock issued...  $35,959,195
Valuation of common stock issued...........................    4,711,141
Issuance of cash pursuant to exercise of "put right".......    1,734,306
Valuation of options and warrants exchanged for Academic
  options and warrants.....................................    1,817,707
Acquisition costs..........................................      369,120
Additional consideration issuable in Series E convertible
  preferred stock (common stock upon completion of the
  Offering)................................................    5,341,609
                                                             -----------
Aggregate purchase price...................................  $49,933,078
                                                             ===========

     The purchase price was allocated to the assets acquired, consisting principally of intangible assets and goodwill, which are being amortized over useful lives ranging from four to ten years.

     The accompanying consolidated financial statements include the results of operations of Academic since September 20, 1999, the date the acquisition was consummated.

ACQUISITION OF GLOBAL SCHOOLHOUSE

     On September 2, 1999, Lightspan acquired certain assets of The Global SchoolNet Foundation, principally consisting of the Web site GlobalSchoolhouse.com, an education Web site designed to help teachers develop and manage collaborative learning projects online, and related intellectual property, for $2.5 million in cash. The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired, principally intangible assets related to the Web site, which are being amortized over a three-year useful life. The accompanying consolidated financial statements include the results of operations of Global Schoolhouse since September 2, 1999.

ACQUISITION OF STUDYWEB

     On October 28, 1999, Lightspan acquired certain assets of American Computer Resource, principally consisting of the Web site StudyWeb.com, a research website designed to help parents, teachers and students find online educational resources, and related intellectual property, for consideration of $1,000,000 in cash and 217,000 shares of Series E convertible preferred stock, valued at $5.00 per share. The aggregate purchase price was $2,085,000. The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired, principally intangible assets related to the Web site, which are being amortized over a three-year useful life.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information assumes the acquisitions of Academic, Global Schoolhouse and StudyWeb were consummated on February 1, 1999 and 1998 (in thousands, except per share data):

                                                    YEARS ENDED JANUARY 31,
                                                    ------------------------
                                                       1999          2000
                                                    ----------    ----------
Revenues..........................................   $ 17,246      $ 22,644
Net loss..........................................   $(55,459)     $(67,786)
Historical net loss per share, basic and
  diluted.........................................   $ (16.37)     $ (16.56)
                                                     --------      --------
Pro forma net loss per share, basic and diluted...   $  (2.13)     $  (2.34)
                                                     ========      ========


5. COMMITMENTS

     Lightspan leases its facilities under an operating lease agreement. The facilities lease is subject to annual escalation provisions based upon the Consumer Price Index.

     Cost of equipment acquired under capital leases totaled $4,615,000, $3,697,000 and $1,779,000 and (and accumulated amortization totaled $2,657,000, $2,648,000 and $1,100,000) at January 31, 1998, 1999 and 2000, respectively.
Facilities rent and operating lease expenses were $1,062,000, $1,303,000 and $1,202,000 for the years ended January 31, 1998, 1999 and 2000, respectively.

     In addition, Lightspan subleases a portion of their facility for a period of one year subject to one-year renewal options. Sublease income was $125,000, $213,000 and $358,000 and for the years ended January 31, 1998, 1999 and 2000, respectively.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     At January 31, 2000, future minimum lease payments for all leases with initial terms of one year or more are as follows for each fiscal year ending January 31 (in thousands):

                                                       OPERATING    CAPITAL
                                                        LEASES      LEASES
                                                       ---------    -------
2001.................................................   $1,781      $  576
2002.................................................    1,721         307
2003.................................................    1,460         165
2004.................................................    1,013           8
                                                        ------      ------
Total minimum lease payments.........................   $5,975       1,056
                                                        ======
Less amounts representing interest...................                 (101)
                                                                    ------
Present value of future minimum lease payments.......                  955
Less current portion of capital lease obligations....                  512
                                                                    ------
Long-term capital lease obligations..................               $  443
                                                                    ======

     In March 2000, Lightspan entered into a two-year lease of approximately 10,000 square feet for a portion of its operations at a monthly base rent of $26,000.

6. STOCKHOLDERS' EQUITY (DEFICIT)

CONVERTIBLE PREFERRED STOCK

     At January 31, 2000, convertible preferred stock outstanding is as follows:

         DATE ISSUED            SERIES    PRICE PER SHARE    NUMBER OF SHARES    LIQUIDATION VALUE
         -----------            ------    ---------------    ----------------    -----------------
December 1993.................    A            $1.00             7,135,000         $  7,135,000
March 1994....................    A            $1.00               332,500              332,500
February 1995.................    B            $3.00             5,833,336           17,500,008
June 1995.....................    B            $3.00             5,833,328           17,499,984
September 1996................    C            $6.00             3,264,285           19,585,710
June 1997.....................    D            $3.76             5,984,038           22,499,983
March 1997....................    D            $3.76             1,666,689            6,266,751
March 1998....................    D            $3.76             5,478,717           20,599,976
July 1999.....................    E            $5.00             5,294,183           26,470,915
September 1999................    E            $5.00             7,191,839           35,959,220
October 1999..................    E            $5.00             4,217,000           21,085,000
                                                                ----------         ------------
                                                                52,230,915         $194,935,047
                                                                ==========         ============

     All series of preferred stock automatically converted into shares of common stock at the then effective conversion price upon the closing of the Offering on February 15, 2000.

     Upon the completion of Lightspan's initial public offering of common stock in February 2000, warrants to purchase up to 2,760,160 shares of Series D preferred stock at $.02 per share (the "Springing Warrants") converted into warrants to purchase up to 1,380,080 shares of common stock and were automatically exercised, resulting in the issuance of 1,377,762 shares of common stock (after application of certain "net exercise" provisions that permitted exercise without additional cash payment combined with the issuance of a reduced number of shares). As a result, on February 15, 2000, Lightspan accounted for the intrinsic value of the Springing Warrants

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

by charging retained earnings an additional $16,506,000 and increasing the carrying amount of common stock by a corresponding amount. Such amount will also increase the net loss per share or decrease the net income per share applicable to common stockholders in periods including February 15, 2000.

STOCK OPTION PLAN

     In 1993, Lightspan adopted its 1993 Stock Option Plan, which was renamed the 2000 Equity Incentive Plan (the "Plan") upon the close of the Offering. Options for common stock may be incentive stock options or non-statutory stock options and are granted at the discretion of the Board of Directors. The Plan permits immediate exercise of options with the unvested portion subject to repurchase by Lightspan at the original exercise price, in the event of termination of employment. Non-statutory stock options may be granted to employees, directors and consultants whereas incentive stock options may be granted to employees and directors only. The option price for incentive stock options shall not be less than 100% of the fair value on the date of grant, and the option price of non-statutory options shall not be less than 85% of the fair value on the date of grant. The maximum term of options granted under the Plan is ten years. Incentive stock options granted under the Plan are immediately exercisable in full and generally vest at the rate of 25% after one year from the vesting commencement date and 1/36 of the remaining shares every month thereafter. Non-statutory stock options are immediately exercisable in full and generally vest at the rate of 50% after one year from the vesting commencement date and the remaining 50% after two years from such date.

     At January 31, 2000, Lightspan was authorized to issue 6,403,941 shares of common stock to eligible employees, officers, directors and consultants under the Plan, of which options to purchase 159,252 shares were available for future grant at January 31, 2000.

ACADEMIC SYSTEMS 1992 STOCK OPTION PLAN

     Upon the closing of its acquisition of Academic Systems, Lightspan assumed Academic Systems' 1992 Stock Option Plan. All options outstanding under the 1992 Stock Option Plan at the date of acquisition were converted into options to purchase shares of Lightspan common stock, and are included in the summary below. Lightspan no longer grants options under this plan.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     A summary of Lightspan's stock option activity and related information is as follows (in thousands, except per share data):

                                                  YEARS ENDED JANUARY 31,
                             -----------------------------------------------------------------
                                    1998                   1999                   2000
                             -------------------    -------------------    -------------------
                                        WEIGHTED               WEIGHTED               WEIGHTED
                                        AVERAGE                AVERAGE                AVERAGE
                                        EXERCISE               EXERCISE               EXERCISE
                             OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                             -------    --------    -------    --------    -------    --------
Outstanding -- beginning of
  year.....................   1,859       $.54       1,951      $ .60       1,783      $ .78
  Granted..................     858       $.86         518      $1.36       2,986      $5.48
  Exercised................    (245)      $.34        (265)     $ .54        (653)     $ .54
  Forfeited................    (521)      $.94        (421)     $ .80        (334)     $2.09
                             ------                 ------                 ------
Outstanding -- end of
  year.....................   1,951       $.60       1,783      $ .78       3,782      $4.16
                             ======                 ======                 ======
Exercisable at end of
  year.....................     968                  1,031                    896
                             ======                 ======                 ======
Weighted average fair value
  of Options granted during
  the year.................  $  .20                 $  .30                 $ 3.96
                             ======                 ======                 ======

     The following table summarizes information about stock options outstanding as of January 31, 2000 (in thousands, except per share data):

                                    OPTIONS OUTSTANDING
                       ---------------------------------------------      OPTIONS EXERCISABLE
                                    WEIGHTED                           -------------------------
      RANGE OF                  AVERAGE REMAINING   WEIGHTED AVERAGE            WEIGHTED AVERAGE
   EXERCISE PRICE      NUMBER   CONTRACTUAL LIFE     EXERCISE PRICE    NUMBER    EXERCISE PRICE
---------------------  ------   -----------------   ----------------   ------   ----------------
$ .0000 - $ 1.0000...    691           2.1              $  .7271        511         $  .7060
$1.0001 - $ 2.0000...    948           3.5              $ 1.8960        320         $ 1.8168
$2.0001 - $ 3.0000...    243           4.3              $ 3.0000          4         $ 3.0000
$3.0001 - $ 4.0000...    882           6.5              $ 4.0000          8         $ 4.0000
$8.0001 - $ 9.0000...    583           5.0              $ 8.2600         51         $ 8.2600
$9.0001 - $10.0000...    435           5.1              $10.0000          2         $10.0000
                       -----                                            ---
                       3,782           4.4              $ 4.1573        896         $ 1.5911
                       =====                                            ===

     Pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if Lightspan had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the minimum value option pricing model with the following weighted average assumptions for each of the years ended January 31, 1998, 1999 and 2000, respectively: risk-free interest rates of 5.13%, 5.00% and 5.75%, respectively; dividend yields of 0%; and a weighted-average expected life of the options of four to five years.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     The minimum value option pricing model is similar to the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, except that it excludes the factor of volatility. In addition, option valuation models require the input of highly subjective assumptions. Because Lightspan's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of such options. Lightspan's pro forma information is as follows (in thousands, except per share data):

                                                     YEARS ENDED JANUARY 31,
                                                 --------------------------------
                                                   1998        1999        2000
                                                 --------    --------    --------
Pro forma net loss.............................  $(27,547)   $(33,626)   $(57,236)
                                                 ========    ========    ========
Pro forma historical net loss per share, basic
  and diluted..................................  $  (8.67)   $  (9.93)   $ (13.98)
                                                 ========    ========    ========

2000 EMPLOYEE STOCK PURCHASE PLAN

     In October 1999, we adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan") whereby a total of 500,000 shares of common stock has been reserved for issuance under the Purchase Plan. This share reserve shall automatically increase each year, based upon a formula, by an amount not to exceed 1% of our total outstanding common stock at the time of the automatic increases. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the Purchase Plan, the board may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan.

     Unless otherwise determined by the board, employees are eligible to participate in the Purchase Plan only if they are employed by Lightspan for at least 20 hours per week and are customarily employed by Lightspan for at least 5 months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of common stock equal to 85% of the lower of the fair market value of the common stock at the commencement date or the end of each offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

     In the event of a merger, reorganization, consolidation or liquidation, the board has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the board may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The board has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase common stock.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

WARRANTS

     In connection with debt and equipment lease financing agreements entered into at various dates, Lightspan issued a total of 749,605 warrants to purchase: up to 150,000 shares of Series A preferred stock at $1.00 per share, up to 150,000 shares of Series B preferred stock at $3.00 per share, up to 96,625 shares and 57,564 shares of Series C preferred stock at $6.00 per share and $0.01 per share, respectively, up to 183,105 shares and 127,659 shares of Series D preferred stock at $3.76 and $4.70 per share, respectively, and up to 42,216 shares of Series E preferred stock at $5.00 per share. The warrants expire on various dates commencing in 2002 through 2006.

     The warrants to purchase Series A through D preferred stock were valued at an aggregate of $201,660, which was recorded as debt discounts and accreted into interest expense over the life of the applicable financing agreements. The fair value of the warrants were estimated at the dates of grant using the minimum value method with the following assumptions: risk free interest rate of 6.00%; an expected warrant life of two years; and no annual dividends. Interest expense related to the accretion of the debt discounts totaled $140,151 for the year ended January 31, 1998. There were no such amounts included in interest expense for the years ended January 31, 1999 and 2000.

     In connection with the acquisition of Academic Systems Corporation ("Academic"), Lightspan converted 50,000 warrants to purchase Academic Series C preferred stock originally issued in connection with lease financing into 8,000 warrants to purchase Lightspan Series E preferred stock; and 34,216 warrants to purchase Academic Series F preferred stock originally issued in connection with debt financing into 34,216 warrants to purchase Lightspan Series E preferred stock. These warrants were valued at $1.25 per share and $.33 per share, respectively, in accordance with APB 16, using the minimum value method, and were accounted for as a part of the purchase price of Academic.

     Upon completion of the Offering, and taking into effect the reverse split in January 2000, these 749,605 warrants to purchase Series A through E preferred stock were converted, at their respective conversion rates, into warrants to purchase 403,591 shares of common stock.

AGREEMENT WITH CINAR CORPORATION

     On October 29, 1999, Lightspan entered into an agreement with CINAR Corporation ("CINAR") pursuant to which CINAR purchased 2.5 million shares of Lightspan's Series E preferred stock, which converted into 1.25 million shares of common stock upon completion of the Offering, at $5.00 per share and agreed to purchase $10 million of Lightspan common stock, or 833,333 shares, in a private placement that occurred concurrently with the Offering, at $12.00 per share. Lightspan also granted CINAR a warrant to purchase 500,000 shares of Lightspan's Series E preferred stock at an exercise price of $5.00 per share (which became a warrant to purchase 250,000 shares of common stock at an exercise price of $10.00 per share) that will vest upon the achievement of various agreed-to strategic goals.

     Lightspan has accounted for the warrants in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Specifically, the shares that could be issued pursuant to the warrant will be valued the earlier of a) the date at which a commitment for performance is reached or b) the date at which CINAR's performance is complete (the "measurement date").

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     Lightspan believes that it is unlikely that a performance commitment, as described in EITF 96-18, will be reached until performance is complete. Therefore, the measurement date will be the date of completion of performance and accordingly, no expense had been recorded through October 31, 2000.

DEFERRED ADVERTISING EXPENSE

     On October 29, 1999, Lightspan issued 160,000 shares of Series E convertible preferred stock to Liberty Digital Corporation in exchange for $400,000 in cash and $800,000 in future Internet advertising credits. Lightspan determined that the fair value of the shares issued ($5.00 per share) was more readily determinable than the fair value of the advertising credits.

     As a result, Lightspan recorded the 160,000 shares issued at $800,000 and recorded deferred advertising expense of $400,000. As of January 31, 2000, the advertising credits had not been utilized. During the six months ended July 31, 2000, Lightspan remeasured the value of the shares in accordance with EITF 96-18 and expensed $300,000, as the advertising credits were utilized. The remaining $100,000 of deferred advertising credits were expensed as a part of the Company's restructuring. See Note 12.

STOCK-BASED COMPENSATION

     Lightspan has recorded deferred compensation of $8,723,000 and $212,000 for the years ended January 31, 2000 and 1999, respectively, in connection with the grants of certain stock options to employees and consultants. Amortization of deferred stock compensation was $3,704,000 and $20,000 and during the years ended January 31, 2000 and 1999, respectively. In February, Lightspan recorded an additional $56,000 in deferred compensation.

COMMON SHARES RESERVED FOR FUTURE ISSUANCE

     The following table summarizes common shares reserved for future issuance at January 31, 2000:

Convertible preferred stock.........................  27,087,826
Convertible preferred stock warrants................     403,591
Common stock options................................   5,203,715
Employee stock purchase plan........................     500,000
                                                      ----------
  Total common shares reserved for issuance.........  33,195,132
                                                      ==========

     Upon completion of the Offering, all of our outstanding preferred stock converted into 27,087,826 shares of common stock.

REVERSE STOCK SPLIT

     In January 2000, the Company completed a reincorporation in Delaware and a one for two reverse stock split of its common stock. In addition, immediately following the closing of the initial public offering, the certificate of incorporation was amended to authorize the issuance of up to 250,000,000 shares of common stock and 20,000,000 shares of preferred stock. Consequently, the common stock and stock option data throughout the financial statements and notes to the financial statements have been restated to reflect the stock split.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

7. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of Lightspan's deferred tax assets are shown below (in thousands):

                                                         JANUARY 31,
                                                     -------------------
                                                      1999        2000
                                                     -------    --------
Deferred tax assets:
  Net operating loss carryforwards.................  $44,925    $ 51,574
  Capitalized research expenses....................    2,119       2,753
  Research and development credits.................    3,257       4,247
  Other............................................    1,467       3,979
                                                     -------    --------
Total deferred tax assets..........................   51,768      62,553
  Valuation allowance for deferred tax assets......  (51,768)    (52,346)
                                                     -------    --------
Net deferred tax assets............................       --      10,207
                                                     =======    ========
Deferred tax liabilities:
  Acquired intangibles.............................  $    --    $(10,207)
                                                     =======    ========

     A reconciliation of income taxes at the statutory federal income tax rate to the provision for income taxes is as follows (in thousands):

                                              YEARS ENDED JANUARY 31,
                                          -------------------------------
                                           1998        1999        2000
                                          -------    --------    --------
U.S. federal taxes at statutory rate....  $(9,343)   $(11,413)   $(18,945)
State taxes, net of federal benefit.....   (1,649)     (2,014)     (3,843)
Change in valuation allowance...........   12,164      12,543         578
Other nondeductible expenses and
  expiration of net operating loss
  carryforwards, net....................   (1,172)        884      22,210
                                          -------    --------    --------
                                          $    --    $     --    $     --
                                          =======    ========    ========

     A valuation allowance has been recognized to offset the deferred tax assets because management cannot conclude that it is more likely than not that the deferred tax assets will be realized.

     At January 31, 2000, Lightspan had federal and California net operating loss carryforwards of approximately $141,741,000 and $34,171,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to capitalization of research expenses and limitations on net operating losses for California tax purposes. The federal tax loss carryforwards will begin expiring in 2008 unless previously utilized. Through January 31, 2000, California tax loss carryforwards of $2,150,000 have expired, and additional loss carryforwards will continue to expire in fiscal 2000. Lightspan also has federal and California research and development tax credit carryforwards of $3,263,000 and $1,515,000, respectively, which will begin expiring in 2008 unless previously utilized.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     Pursuant to Internal Revenue Code Section 382 and 383, the use of Lightspan's net operating loss and credit carryforwards could be limited in the event of a cumulative change in ownership of more than 50%.

8. RETIREMENT PLAN

     Lightspan has a 401(k) defined contribution savings and retirement plan (the "Retirement Plan"). The Retirement Plan is for the benefit of all qualifying employees and permits employees voluntary contributions up to 20% of base salary limited by the IRS imposed maximum. On January 1, 1999, Lightspan began matching 10% of employee contributions up to 4% of eligible compensation. Employer contributions were $3,000 and $44,000 for the years ended January 31, 1999 and 2000, respectively.

9. REPORTABLE SEGMENTS

DESCRIPTION OF THE TYPES OF PRODUCTS FROM WHICH EACH REPORTABLE SEGMENT DERIVES ITS REVENUES

     Lightspan has three reportable segments: Lightspan Achieve Now, K-12 Internet and Higher Education. Revenues derived from the Lightspan Achieve Now segment typically include the sale of Lightspan Achieve Now software licenses, PlayStation game consoles and related accessories, and implementation, training and support services. Revenues derived from the K-12 Internet segment primarily include subscription fees for The Lightspan Network, sponsorship revenue from Lightspan.com and revenue from Edutest which was acquired in June 2000. Revenues derived from the Higher Education segment, comprised solely of Academic which was acquired in September 1999, include the sale of curriculum products licensed to colleges and then sold by the licensing colleges to students on a student-by-student basis for use with each class.

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS

     Lightspan evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

FACTORS MANAGEMENT USED TO IDENTIFY LIGHTSPAN'S REPORTABLE SEGMENTS

     Lightspan's reportable segments are business units that offer different products and services.

FINANCIAL INFORMATION FOR LIGHTSPAN'S SEGMENTS

     Upon the purchase of Academic, Lightspan created a new Higher Education segment, which is comprised solely of Academic. The assets and results of operations of Global Schoolhouse, Study Web, Edutest and Learning Planet.com, including the related amortization of intangible assets, are included in the K-12 Internet segment.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

     The following information is for the Lightspan Achieve Now, K-12 Internet, and Higher Education segments (in thousands):

                                                   YEAR ENDED JANUARY 31, 1998
                                          --------------------------------------------
                                          LIGHTSPAN
                                           ACHIEVE
                                             NOW        K-12 INTERNET     CONSOLIDATED
                                          ---------     -------------     ------------
Revenues from external customers.....     $ 22,020         $   289          $ 22,309
Interest income (expense), net.......         (503)            (24)             (527)
Depreciation and amortization........        1,629               8             1,637
Segment loss from operations.........      (25,681)         (1,270)          (26,951)
Segment assets.......................       13,926             154            14,080

                                                    YEAR ENDED JANUARY 31, 1999
                                            ------------------------------------------
                                            LIGHTSPAN
                                             ACHIEVE
                                               NOW       K-12 INTERNET    CONSOLIDATED
                                            ---------    -------------    ------------
Revenues from external customers.......     $  9,846        $1,024          $ 10,870
Interest income (expense), net.........          359            58               417
Depreciation and amortization..........        1,297            13             1,310
Segment loss from operations...........      (31,629)       (2,355)          (33,984)
Segment assets.........................       22,097           469            22,566
Other significant non cash items:
  Deferred stock compensation..........          212            --               212
  Amortization of deferred stock
     compensation......................           20            --                20

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

                                        YEAR ENDED JANUARY 31, 2000
                              -------------------------------------------------
                              LIGHTSPAN
                               ACHIEVE       K-12       HIGHER
                                 NOW       INTERNET    EDUCATION   CONSOLIDATED
                              ---------    --------    ---------   ------------
Revenues from external
  customers.................  $ 12,915     $  1,791     $ 2,210      $ 16,916
Interest income (expense),
  net.......................       200          293         (14)          479
Depreciation and
  amortization..............     1,062           32         100         1,194
Segment loss from
  operations................   (34,628)     (14,487)     (7,085)      (56,200)
Segment assets..............    49,552        4,982      47,898       102,432
Other significant non cash
  items:
  Deferred stock
     compensation...........     5,361        3,138         224         8,723
  Amortization of deferred
     stock compensation.....     2,299        1,350          55         3,704
  Amortization of intangible
     assets.................        --          538       4,437         4,975

                                      NINE MONTHS ENDED OCTOBER 31, 1999
                               --------------------------------------------------
                               LIGHTSPAN
                                ACHIEVE       K-12       HIGHER
                                  NOW       INTERNET    EDUCATION    CONSOLIDATED
                               ---------    --------    ---------    ------------
Revenues from external
  customers..................  $  9,547     $ 1,246      $    489      $ 11,282
Interest income, net.........       218          17            (3)          232
Depreciation and
  amortization...............       822          18            25           865
Segment loss from
  operations.................   (23,557)     (9,289)       (2,153)      (34,999)
Segment assets...............    42,600       5,163        51,004        98,767
Other significant non cash
  items:
  Deferred stock
     compensation............     5,237       3,107           204         8,548
  Amortization of deferred
     stock compensation......     1,569         922            12         2,503
  Amortization of intangible
     assets..................        --         137         1,479         1,616

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

                                NINE MONTHS ENDED OCTOBER 31, 2000 (UNAUDITED)
                              --------------------------------------------------
                              LIGHTSPAN
                               ACHIEVE       K-12       HIGHER
                                 NOW       INTERNET    EDUCATION    CONSOLIDATED
                              ---------    --------    ---------    ------------
Revenues from external
  customers.................  $ 76,359     $  3,635     $ 6,644       $ 86,638
Interest income (expense),
  net.......................     4,229          625          (1)         4,853
Depreciation and
  amortization..............       921           49         260          1,230
Restructuring charge........        --        1,600          --          1,600
Segment income (loss) from
  operations................    25,575      (27,602)    (15,322)       (17,349)
Segment assets..............   121,042       17,491      29,975        168,508
Other significant non cash
  items:
  Deferred stock
     compensation...........      (913)      (1,326)        (46)        (2,285)
  Amortization of deferred
     stock compensation.....       871          (93)         50            828
  Amortization of intangible
     assets.................        --        2,780       8,695         11,475

10. LEGAL MATTERS

     In July 1996, a former employee (the "Plaintiff") commenced legal action against Lightspan, alleging causes of action for fraud, breach of contract, negligent misrepresentation and conversion. On August 26, 1999, the Plaintiff and Lightspan entered into a settlement agreement and release, the terms of which are subject to confidentiality provisions.

     During the year ended January 31, 1999, Lightspan recorded a charge of approximately $1.1 million for anticipated settlement and legal costs related to this case. During the year ended January 31, 2000, Lightspan recorded an additional charge of approximately $467,000 to cover the remaining additional costs pursuant to the settlement terms.

     As of January 31, 2000, Lightspan had paid approximately $958,000 in cash for legal and settlement costs related to this case. In the three months ended April 30, 2000, Lightspan paid the remaining settlement costs and legal fees of approximately $620,000 for a total of $1,578,000 in legal and settlement costs related to this case.

11. OTHER BUSINESS DEVELOPMENTS

     In December 1999, Lightspan entered into a 50-month agreement with a platform provider expiring in February 2004. Based on the terms of the agreement, Lightspan uses the platform provider's software and service standard platform to enhance its own higher education programs. The terms of the agreement provide for an initial platform fee of $450,000, additional license fees, service fees and commissions on qualifying link sales. The initial fee of $450,000 relates to the amount of the

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

required fees, based on 10% of qualifying revenues over the term of the agreement, beginning March 1, 2001. Lightspan is expensing the initial platform fee over the term of the agreement as qualifying revenues are recorded. To the extent that in any one year, certain qualifying revenues exceed $150,000, Lightspan is obligated to pay additional license fees of 10% of applicable revenues and expense such fees accordingly. Upon expiration, the agreement is subject to annual renewals.

     In January 2000, Lightspan agreed to pursue strategic initiatives with Cox Communications Holdings, Inc. Cox Communications is among the nation's largest broadband communications companies, serving more than 3.8 million customers in 18 locations. Cox Communications also provides a wide variety of services to schools in their cable communities through its "Cable in the Classroom" initiative which provides public schools with free basic cable service and learning guides. As part of the agreement, Cox Communications purchased $12.5 million of Lightspan common stock, or 1,041,667 shares, in a private placement that occurred concurrently with the Offering. Lightspan also granted Cox Communications a warrant to purchase 750,000 shares of common stock. The warrant will vest upon the earlier of either achievement of various agreed-to strategic goals related to the proposed use of Lightspan Achieve Now and Lightspan.com products in trials by Cox Communications of cable offerings over digital set-top boxes or February 9, 2001.

     Lightspan has accounted for the warrants in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Specifically, the shares that could be issued pursuant to the warrant will be valued the earlier of a) the date at which a commitment for performance is reached or b) the earlier of either the date at which Cox Communication's performance is complete or February 9, 2001 (the "measurement date").

     Lightspan believes that it is unlikely that a performance commitment, as described in EITF 96-18, will be reached until performance is complete or until February 9, 2001. Therefore, the measurement date will be the date of completion of performance or until February 9, 2001, and accordingly, no expense has been recorded through October 31, 2000.

     Also, in January 2000, Gateway Companies, Inc. agreed to purchase $3.0 million of Lightspan common stock, or 250,000 shares, in a private placement that occurred concurrently with the Offering. This investment by Gateway was subject to the satisfaction of several conditions, including Lightspan jointly entering into an Internet sponsorship agreement (the "Site Sponsorship Agreement") whereby Gateway became a sponsor of Lightspan.com.

     In February 2000, Lightspan entered into the Site Sponsorship Agreement with Gateway, a one year agreement whereby Lightspan will promote the products and services of Gateway by providing certain online and offline exposure. In return, Gateway will pay an annual fee of $500,000; $125,000 paid within 30 days of execution of the agreement and the remaining paid thereafter in equal quarterly installments. The Site Sponsorship Agreement is extended beyond one year if certain online exposure requirements are not met and is renewable for an additional year by Gateway.

12. SUBSEQUENT EVENTS (UNAUDITED)

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)


BUSINESS ACQUISITIONS

ACQUISITION OF EDUTEST, INC.

     On May 24, 2000, Lightspan entered into a merger agreement with Edutest, which offers a combination of online assessment products and proprietary test questions covering language arts, mathematics, history and science, allowing educators to assess their students' progress in the classroom. In connection with the merger agreement, which was consummated on June 23, 2000, Lightspan paid $2.2 million in cash, $1,308,946 of which was paid to Edutest common shareholders and the remaining $1,053,554 of which was paid in satisfaction of various obligations of Edutest. Lightspan also issued 1,028,543 shares of common stock valued at $9.0 million, with a potential for up to an additional 228,561 hold-back shares valued at $2.0 million over the next 18 months and up to an additional $2.5 million in stock over the subsequent 12 months based upon certain revenue based performance criteria, in exchange for all of the outstanding common and preferred shares of Edutest. The acquisition was accounted for as a purchase.

     The aggregate purchase price, including the 228,561 hold-back shares valued at $2.0 million and excluding the $2.5 million in potential earnout payments, totaled $13,649,835 as follows:

Valuation of common stock issued...................  $ 9,000,000
Valuation of hold-back shares......................    2,000,000
Acquisition costs..................................      287,335
Cash paid to Edutest shareholders..................    1,308,946
Cash paid in satisfaction of certain Edutest
  liabilities......................................    1,053,554
                                                     -----------
Aggregate purchase price...........................  $13,649,835
                                                     ===========

     The purchase price was allocated to the assets acquired, consisting principally of intangible assets and goodwill, which are being amortized over useful lives of three years.

ACQUISITION OF LEARNINGPLANET.COM

     On May 26, 2000, Lightspan acquired LearningPlanet.com, a popular education Web destination for kids and their parents. The acquisition augmented the extensive collection of preschool through high school curriculum-based learning activities already available in Lightspan's Internet products and services. LearningPlanet.com features creative and instructional learning activities in mathematics and language arts. Launched in June 1999, LearningPlanet.com has focused on creating activities for kids that are both entertaining and educational. The transaction was structured as an asset purchase, with Lightspan acquiring the LearningPlanet.com Web site and related technology and assets in exchange for a combination of up to $450,000 in Lightspan common stock and cash.

                                LIGHTSPAN, INC.

(INFORMATION SUBSEQUENT TO FEBRUARY 1, 2000, AS OF OCTOBER 31, 2000 AND FOR THE
                NINE MONTHS ENDED OCTOBER 31, 2000 IS UNAUDITED)

RESTRUCTURING

     In July 2000, the Company completed a restructuring plan designed to refocus its sales and marketing efforts away from its free Internet products and toward its subscription-based Internet products such as The Lightspan Network, eduTest@School and eduTest@School Plus, which resulted in a $1.6 million charge. The restructuring charge included $1.2 million in involuntary termination benefits relating to a planned termination of 14 employees. In August 2000, the Company terminated the 14 employees. The Company also accrued exit costs of $0.4 million relating to contractual obligations for services associated with its free Internet site that will no longer be used to generate revenue for the Company. As of October 31, 2000 the Company had paid $0.5 million in involuntary termination benefits and exit costs and anticipates paying the remaining involuntary termination benefits and exit costs through the first quarter of fiscal 2003.